                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-32043


PROSPECTUS

                                 [AVIRON LOGO]

                             2,400,000 SHARES

                                  COMMON STOCK

  All of the 2,400,000 shares of Common Stock offered hereby are being issued and sold by Aviron (the "Company"). On August 12, 1997, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $27.75 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "AVIR."

                                --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION  NOR HAS
    THE  COMMISSION OR ANY STATE  SECURITIES COMMISSION PASSED  UPON THE
      ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION  TO
       THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC            COMMISSIONS         COMPANY (1)
------------------------------------------------------------------------------------------
Per Share.......................         $27.00               $1.62              $25.38
------------------------------------------------------------------------------------------
Total (2).......................       $64,800,000         $3,888,000          $60,912,000
------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $450,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 360,000 shares of Common Stock solely, to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $ 74,520,000, $ 4,471,200, and $ 70,048,800, respectively. See "Underwriting."

                                --------------

  The Common Stock is offered by the Underwriters, as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California on or about August 18, 1997.

ROBERTSON, STEPHENS & COMPANY
                           BEAR, STEARNS & CO. INC.
                                                              HAMBRECHT & QUIST

              The date of this Prospectus is August 13, 1997

                              [Aviron Uses Both
                 Its Rational Vaccine Design Technology and
                 Classical Methods of Live Vaccine Discovery]

                     [RATIONAL VACCINE DESIGN TECHNOLOGY]

              [Virus Particle containing genetic information;
             three segments are  highlighted to correspond with
                methods of modifying the virus' genetic code]

    [DELETE VIRULENCE PROTEINS]                   [ADD ANTIGENIC STRUCTURES]

  [Remove genes for viral components             [Insert genes to enhance the
      thought to be important                        virus' stimulation
       in disease mechanism]                        of the immune system]

[Virus particle containing genetic              [Virus particle
information; one segment of genetic             containing genetic information;
information being removed.]                     one segment of genetic
                                                information being added.]

                         [DOWN-REGULATE REPLICATION]

                   [Alter genetic information used by the
                    virus in controlling its replication]

                   ["Tree" structure comprised of 15 dots
                   symbolizing virus replication; second
                  structure comprised of 3 dots symbolizing
                    virus' reduced ability to replicate.]

   [SPECIES SELECTION]       [FOREIGN CELL PASSAGE]     [ADAPTION TO PHYSICAL
                                                             CONDITION]

   [Strains originate      [Human virus mutates as     Human virus mutates as it
 from non-human species]      it is propagated             propagated under
                               in cells from              unusual conditions
                              non-human species]         e.g. cold temperature


[Graphic of a chicken and   [Graphic of cells (8)       [Petri dishes (2), each
a cow.]                     sequentially connected by   with a corresponding
                            arrows.]                    graphic representation
                                                        of a thermometer. One
                                                        thermometer shows a
                                                        higher temperature
                                                        than the other.]

                             [CLASSICAL METHODS]


  CERTAIN PERSON PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS ON THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE UNDERWRITTEN OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  ["Aviron" is a trademark of the Company. Certain other trademarks of the Company and other companies are used in the Prospectus.]

            [Aviron's Proposed Nasal Spray Vaccine for Influenza]

      [Genes from naturally-occurring             [Genes from cold
        influenza viruses selected                 adapted master
       by public health authorities]           influenza virus strain]

[Silhouette of human            [Virus particle with box    [Virus particle
head with lines coming          around 2 of 8 segments      with box around 6
from nasal area leading         of genetic information.     of 8 segments
to virus particle to the        .......................     of genetic
right]                          Dashed lines connecting     information.]
                                to second virus particle
                                with box around 6 of 8
                                segments.]

                         [Aviron's influenza vaccine
                        combines genes from naturally
                      occurring viruses with genes from
                       the cold adapted master strain]

                                                        [Virus particle
                                                        containing 8 segments
                                                        of genetic information;
                                                        six segments of the
                                                        same color, two
                                                        segments of different
                                                        colors.]

                [Photograph of a human hand holding a device which is used to administer a vaccine in an aerosal spray (to the upper respiratory tract-not shown). A spray effect is shown which serves as the backdrop for an image of a virus particle to the upper right.]

            [THE POTENTIAL IMPACT OF INFLUENZA IN THE COMMUNITY]


[Photo of five young            [Photo of one child from      [Photo of woman
children playing with           previous picture in bed       from previous
blocks in a pre-school          at home with mother at        picture now in
setting. Lines                  bedside. Child is ill,        an office setting
symbolically show how a         and is shown with             with 5 other
virus spreads from one          thermometer in mouth,         adults. Lines
child to the next.]             mother touching forehead,     symbolically
                                tissues and medication        show how the
                                bottle by bedside. Mother     virus might
                                is on the telephone.          spread to others
                                Lines symbolically show       in the room.]
                                virus spreading from
                                child to mother.]

                         AGE GROUP:             Children 1 - 18

             ESTIMATED ATTACK RATE:                36 per 100

                 BURDEN OF ILLNESS:          illness, doctor visits,
                                              middle ear infections,
                                              school absenteeism,
                                                parents' lost work

ESTIMATED UNITED STATES POPULATION:                70 million

             AVIRON PRODUCT STATUS:        Pivotal Phase III clinical
                                             trial-Stage 1 completed

[THE COMPANY'S COLD ADAPTED NASAL SPRAY VACCINE IS AN INVESTIGATIONAL BIOLOGIC AND HAS NOT BEEN APPROVED FOR SALE IN ANY COUNTRY. THE COMPANY DOES NOT ANTICIPATE APPLYING FOR REGULATORY APPROVAL TO MARKET THIS PROPOSED VACCINE UNTIL AT LEAST 1998, IF EVER, AND WILL BE REQUIRED TO SUCCESSFULLY COMPLETE CLINICAL TRIALS TO DEMONSTRATE ITS SAFETY AND EFFICACY PRIOR TO FILING FOR REGULATORY APPROVAL. SEE "RISK FACTORS."]

                    [IMMUNE RESPONSE TO INFLUENZA VACCINES]

[Silhouette of human head and torso               [Silhouette of human head and
within which is visible the circulatory           torso within which is visible
system (red). The figure is receiving an          the circulatory system (red)
injection in the upper arm by a syringe.          and the upper respiratory
The injected vaccine forms a small pool of        tract (blue). The figure is
liquid at the site of the injection.]             receiving an aerosol spray
                                                  directed into the nasal
                                                  passages and upper respiratory
                                                  tract by nasal spray
                                                  administration.]

[INJECTABLE INACTIVATED VACCINE]                  [NASAL SPRAY VACCINE]

[. Strongly stimulates                            [. Stimulates mucosal immunity
   circulating antibodies]                           in respiratory tract

                                                   . Stimulates cell-mediated
                                                     immunity

                                                   . Stimulates circulating
                                                     antibodies]


[Photo of man from previous picture               [The elderly woman
(presumably infected with the virus)              is shown ill in bed in a
visiting with his elderly mother in her           hospital setting. Some medical
home. He is kneeling beside a chair in            equipment is visible to the
which she is sitting and he is presenting         left; a healthcare worker or
her with a gift. A line symbolically shows        nurse is at her bedside. She
the virus being passed between them.]             appears awake and alert.]



         [Adults 19-65                                    [Elderly over 65

           16 per 100                                       10 per 100

       illness, doctor visits,                       illnesses, doctor visits,
            lost work                                 hospitalization, death

           160 million                                      34 million

     Phase II challenge efficacy                  Clinical trials planned for
 study completed, Phase III safety                  co-administration with
  and effectiveness trial planned]              injectable inactivated vaccine]

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Price Range of Common Stock..............................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Financial Data..................................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  30
Management...............................................................  59
Certain Transactions.....................................................  67
Principal Stockholders...................................................  69
Description of Capital Stock.............................................  71
Shares Eligible for Future Sale..........................................  74
Underwriting.............................................................  75
Legal Matters............................................................  76
Experts..................................................................  76
Additional Information...................................................  77
Available Information....................................................  77
Index to Financial Statements ........................................... F-1

                                    SUMMARY

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Live virus vaccines, such as those for smallpox, polio, measles, mumps and rubella, have had a long record of success in preventing, and in some cases eliminating, disease.

  The Company's lead product candidate, a live cold adapted intranasal influenza vaccine, was recently shown to provide a high protection rate against influenza, with minimal adverse effects, in a pivotal Phase III clinical trial in children. Aviron is developing this vaccine for administration to children, healthy adults and the elderly and high risk individuals. The Company recently filed an Investigational New Drug Application ("IND") for a live intranasal vaccine for Parainfluenza Virus Type 3 ("PIV-3") and the Company plans to initiate Phase II clinical trials for this vaccine candidate by the end of 1997. The Company is also developing a subunit vaccine for Epstein-Barr Virus ("EBV"), in collaboration with SmithKline Beecham Biologicals, S.A. ("SmithKline Beecham"), which is expected to enter Phase I/II clinical trials in Europe by the end of 1997. In addition, Aviron is using its proprietary "Rational Vaccine Design" technology to discover new live virus vaccines. Rational Vaccine Design involves the deletion or modification of virulence proteins, the alteration of the virus' genetic control signals to slow down its replication, or the addition of antigenic information to enhance the virus' stimulation of the immune system. The Company is applying this technology to develop vaccine candidates for the prevention of influenza in elderly persons and diseases caused by Cytomegalovirus ("CMV"), Herpes Simplex Virus Type 2 ("HSV-2") and Respiratory Syncytial Virus ("RSV").

  Influenza. Influenza affects 35 to 50 million Americans each year resulting in approximately 20,000 deaths annually, primarily in the elderly, despite the availability of an injectable inactivated vaccine that has been reported to be 60% to 90% effective. The United States Food and Drug Administration (the "FDA") estimates that approximately 75 million doses of the injectable influenza vaccine were manufactured for use in the United States in 1996. Experts suggest that, although over half of Americans at high risk for complications from influenza receive the annual influenza vaccine, relatively few of the 70 million children under the age of 18 are vaccinated.

  In July 1997, the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health ("NIH") and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal influenza vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results were statistically significant. To date, the data have not yet been peer reviewed, however, the clinical investigators intend to submit findings of this trial in 1997 for publication in a peer-reviewed medical journal. The Company plans to conduct the second stage of this Phase III clinical trial during the 1997/98 influenza season to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a Phase II challenge study of this vaccine in 92 adults which demonstrated an 85% protection rate, compared to placebo, against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults. Prior to Aviron's in-licensing of the cold adapted vaccine, formulations of this vaccine had been tested in over 7,000 patients.

  The cold adapted influenza vaccine elicits an immune response similar to that of the natural infection by stimulating mucosal immunity in the nose, cellular components of the immune system and circulating antibodies. Aviron intends to develop the live cold adapted influenza vaccine for widespread annual use in children and adults, and for co-administration with the inactivated injectable vaccine for improved protection in the elderly. In addition, Aviron is developing a genetically engineered influenza vaccine that is intended to be a better immune stimulus in the elderly than either the cold adapted vaccine or the inactivated vaccine alone, and, therefore, more suitable for use as a single-dose vaccine in this population.

  Parainfluenza Virus Type 3. PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Over 80% of children have been infected by age four, many having experienced several cases of PIV-3 infection. The Company has in-licensed the rights to a bovine PIV-3 ("bPIV-3") vaccine from the NIH which has been tested in over 100 infants, children and adults for prevention of PIV-3 illness. Aviron has submitted an IND for a Phase II clinical trial which the Company expects to begin by the end of 1997.

  Epstein-Barr Virus. EBV infects most people at some point in their lifetime. At least half of the approximately 10% of students who first become infected with the virus in high school and college develop infectious mononucleosis. EBV also has been shown to be a contributing factor in the development of certain types of cancer and lymphoma. The Company has delivered clinical trial materials to SmithKline Beecham to begin a Phase I/II clinical trial of the subunit vaccine, expected to be initiated by SmithKline Beecham in Europe by the end of 1997.

  Cytomegalovirus. Most people also become infected with CMV at some time in their lives, but the resulting disease is typically serious only for those with impaired immune systems or for babies of women infected in the first trimester of pregnancy. The Company has selected several Rational Vaccine Design candidates for clinical testing for the prevention of CMV disease.

  Herpes Simplex Virus Type 2. Genital herpes is an incurable disease characterized by recurrent, often painful genital sores, with over 700,000 new cases estimated in the United States each year. The Company currently is developing and evaluating several Rational Vaccine Design candidates in preclinical models to create a prophylactic vaccine.

  Respiratory Syncytial Virus. RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths per year in the United States. Aviron is using its Rational Vaccine Design technology to develop intranasal vaccine candidates to prevent RSV disease.

  Aviron has entered into, and intends to enter into additional, selected collaborative agreements to gain access to complementary technologies, capabilities and financial support for its programs. In addition to acquiring rights from third parties to augment its Rational Vaccine Design technology and the cold adapted influenza vaccine technology, the Company has entered into a collaborative agreement with SmithKline Beecham covering worldwide rights to its EBV vaccine, and a collaboration with Sang-A Pharm. Co., Ltd. ("Sang-A") involving certain marketing and manufacturing rights to the Company's products in Korea. In addition, the Company entered into a contract manufacturing agreement with Evans Medical Limited, a subsidiary of Medeva plc ("Evans"), for the commercial manufacture of its cold adapted influenza vaccine.

  The Company was incorporated in California in April 1992 as Vector Pharmaceuticals, Inc., changed its name to Aviron in February 1993, and reincorporated in Delaware in November 1996. The Company's executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043, and its telephone number is (415) 919-6500.

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information presented or referenced herein, the discussion of risk factors on pages 7 to 20 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks associated with an investment in the Company include the following factors:
Uncertainties Related to Clinical Trials; Uncertainties Related to Early Stage of Development; Technological Uncertainty; Lack of Manufacturing Experience; Reliance on Contract Manufacturers; Need for Future Funding; Uncertainty of Access to Capital; Uncertainty of Future Profitability; Accumulated Deficit; Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets; Lack of Patent Protection of Cold Adapted Influenza Technology; Litigation with Chiron Corporation; Government Regulation; No Assurance of Regulatory Approvals; Uncertainty of Market Acceptance; Lack of Marketing Experience; Dependence on Third Parties; Intense Competition and Risk of Technological Obsolescence; Dependence on Collaborative Agreements; Volatility of Common Stock Price; Potential Adverse Effects of Shares Eligible for Future Sale; Risk of Product Liability; Uncertainty of Availability of Insurance; Uncertainty Related to Pharmaceutical Pricing and Reimbursement; Need to Attract and Retain Key Employees and Consultants; Risks Associated with Hazardous Materials; Dilution; Absence of Dividends; and Anti-Takeover Effects of Delaware Law and Certain Charter Provisions. For a discussion of the risks associated with an investment in the Company, see "Risk Factors" below.

                                  THE OFFERING

 Common Stock Offered by the Company..........  2,400,000 shares
 Common Stock Outstanding after the Offering.. 15,637,880 shares (1)
 Use of Proceeds.............................. For clinical trials, manufacturing and marketing for
                                               the Company's cold adapted
                                               influenza vaccine, and for
                                               research and development,
                                               including preclinical testing
                                               and clinical trials for its
                                               other vaccine programs, capital
                                               expenditures, working capital
                                               and general corporate purposes.
                                               See "Use of Proceeds."
 Nasdaq National Market Symbol................ AVIR

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                   SIX MONTHS
                                                                     ENDED
                               YEAR ENDED DECEMBER 31,              JUNE 30,
                          ------------------------------------  -----------------
                           1993     1994      1995      1996     1996      1997
                          -------  -------  --------  --------  -------  --------
STATEMENT OF OPERATIONS DATA:
Total revenues..........  $    --  $    --  $  1,707  $  1,625  $   375  $    414
Operating expenses:
 Research and
  development...........    2,073    4,216    10,220    14,997    6,333     8,897
 General and
  administrative........    1,874    2,493     3,252     4,595    2,275     2,621
                          -------  -------  --------  --------  -------  --------
   Total operating
    expenses............    3,947    6,709    13,472    19,592    8,608    11,518
                          -------  -------  --------  --------  -------  --------
Loss from operations....   (3,947)  (6,709)  (11,765)  (17,967)  (8,233)  (11,104)
Interest income, net of
 interest expense.......      175      207       362       466      318       479
                          -------  -------  --------  --------  -------  --------
Net loss................  $(3,772) $(6,502) $(11,403) $(17,501) $(7,915) $(10,625)
                          =======  =======  ========  ========  =======  ========
Net loss per share (2)..                                                 $  (0.86)
                                                                         ========
Shares used in computing
 net loss per share
 (2)....................                                                   12,384
Pro forma net loss per
 share (2)..............                    $  (1.24) $  (1.84) $ (0.86)
                                            ========  ========  =======
Shares used in computing
 pro forma net loss per
 share (2)..............                       9,165     9,528    9,205

                                                            JUNE 30, 1997
                                                       ------------------------
                                                       ACTUAL   AS ADJUSTED (3)
                                                       -------  ---------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..... $22,326     $ 82,788
Working capital.......................................  21,242       81,704
Total assets..........................................  25,995       86,457
Accumulated deficit................................... (50,556)     (50,556)
Total stockholders' equity............................  22,943       83,405

--------

(1) Based on the number of shares outstanding on June 30, 1997. Excludes, as of such date, (i) 795,198 shares of Common Stock issuable upon exercise of options outstanding, at a weighted average exercise price of approximately $4.14 per share, (ii) an aggregate of 1,132,354 shares reserved for future grants or purchases pursuant to the Company's 1996 Equity Incentive Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Option Plan, and (iii) 125,923 shares issuable upon exercise of warrants outstanding, at a weighted average exercise price of $7.48 per share.
(2) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

(3) As adjusted to give effect to the sale of 2,400,000 shares of Common Stock offered by the Company hereby at an offering price of $27.00 and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

  Before obtaining required regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical testing and clinical trials that each product is safe and effective for use in each target indication. The results from preclinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials. The Company's vaccines are intended for use primarily in healthy individuals. To obtain regulatory approval, the Company must demonstrate safety and efficacy in healthy people, which likely will require a lengthier process and involve a larger number of trials and patients than would be customary for clinical trials of therapeutics for disease management. There can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. If the Company's cold adapted influenza vaccine is not shown to be safe and effective in Aviron's future clinical trials, the resulting delays in obtaining regulatory approvals for this vaccine, as well as the need for additional financing, would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's cold adapted influenza vaccine is a trivalent vaccine delivered as a nasal spray that is based on technology licensed from the NIH and the University of Michigan. Wyeth-Ayerst Laboratories ("Wyeth-Ayerst"), a division of American Home Products Corporation, licensed certain rights to the vaccine in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. In addition, Kaketsuken, a Japanese research foundation ("Kaketsuken"), licensed certain rights to the vaccine in 1993 and was developing it for sale in Japan until relinquishing such rights in 1996. Formulations of the vaccine have been the subject of a number of clinical trials performed by Wyeth-Ayerst, the NIAID of the NIH and Kaketsuken. The Company has reviewed the data from these trials and believes that it can submit such data in partial support of its application for regulatory approval of its cold adapted influenza vaccine from the FDA. The Company did not participate in these trials and cannot be confident in the accuracy of the data collected. Although a large proportion of these data was positive, a number of trials included results that were not. Very few of the trials involved a trivalent vaccine delivered as a nasal spray. The Company has performed and will need to perform additional trials of its cold adapted influenza vaccine candidate to support its application to the FDA. There can be no assurance that the data from these third-party trials are accurate, that the Company will be able to obtain favorable results from its own trials, or that the Company can complete these trials on a timely basis, or at all.

  To date, none of the data announced by the Company from its clinical trials have been submitted for publication in peer-reviewed journals. Moreover, the data necessary to calculate the primary endpoints in the Company's pivotal Phase III clinical trial of its live cold adapted intranasal influenza vaccine only became available in July 1997. There can be no assurance that the analysis of the data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change as a result of further study by the Company or its collaborators of the primary endpoint or secondary endpoints or in the course of peer review for publication or regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospects for regulatory approval of the vaccine. The Company plans to conduct the second stage of its Phase III clinical trial during the 1997/98 influenza season. There can be no assurance that the results of this trial will support the results of the recently completed first stage of this trial. Failure to do so would have a material adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial results and results of operations. See "Business -- Influenza Clinical Trials."

  The completion of the Company's clinical trials may be delayed by many factors. For example, delays may be encountered in enrolling a sufficient number of patients fitting the appropriate trial profile, preparing the modified vaccine strain for certain influenza seasons, or manufacturing clinical trial materials. The Company's late-stage clinical trials of its live cold adapted influenza vaccine must be conducted during the influenza season and must be commenced early enough in the approximately five-month season so that subjects may be vaccinated well in advance of a challenge by the wild-type virus. Were the influenza season to commence earlier than anticipated, the number of subjects that could participate in a particular study might be reduced in that season due to the subjects' possible exposure to wild-type influenza virus. Additionally, there is a risk that there will not be enough natural influenza in the community in a given influenza season to achieve statistically significant results from clinical trials. As a result, the Company would be required to gather data in the next influenza season, which would not occur for another year in that community, thus delaying the Company's development program. There can be no assurance that delays in, or termination of, clinical trials will not occur. Any delays in, or termination of, the Company's clinical trial efforts would have a material adverse effect on the Company's business, financial condition and results of operations.

  There can be no assurance that Aviron will be permitted by regulatory authorities to undertake additional clinical trials for its cold adapted influenza vaccine or continue or initiate clinical trials for its other programs or, if any such trials are conducted, that any of the Company's product candidates will prove to be safe and effective or will receive regulatory approvals. See "Business -- Vaccine Products Under Development."

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

  Aviron commenced its operations in April 1992 and until recently was a development stage company. All of the Company's product candidates are in the research or development stage. With the exception of two in-licensed product candidates, none of the Company's proposed products has yet been approved for clinical trials. To date, the Company has had no revenue from product sales and all of its resources have been dedicated to the development of vaccines. There can be no assurance that product revenues will be realized on a timely basis, if ever.

  The development of safe and effective live vaccines for the prevention of viral diseases such as influenza, herpes simplex and other target diseases is highly uncertain and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. Aviron has not yet requested or received the regulatory approvals that are required to market its products. Aviron does not expect that any of its proposed products will be ready for commercialization until at least the 1999/2000 influenza season, if at all. To achieve profitability, the Company, alone or with others, must successfully identify, develop, test, manufacture and market its products. There can be no assurance that Aviron will succeed in the development and marketing of any product. Any potential product requires significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and commercialization.

  The Company's cold adapted influenza vaccine involves a complex development process. If the Company were to successfully develop an influenza vaccine, its composition would require annual modification. Influenza viruses have a high mutation rate and the surface antigens of influenza viruses that induce protective immunity are variable from year to year. Each spring, the FDA and the United States Centers for Disease Control and Prevention (the "CDC") select circulating influenza strains that will be included in the following season's influenza vaccines. As a result, manufacturers of vaccines must modify their influenza vaccines each year to include the selected strains in a form that meets FDA guidelines, within an approximately six-month period, in order to make it available before the influenza season. On one occasion in the past, the Company experienced difficulty in preparing modified vaccine strains in time to conduct clinical trials during the influenza season. Even if the Company is able to develop an influenza vaccine for a particular year, it must also establish a dependable process by which the vaccine may be modified and manufactured on a timely basis to include additional strains each year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed. See "Business -- Vaccine Products Under Development" and "-- Production and Manufacturing."

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

  The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's clinical trials is being supplied by Evans pursuant to a manufacturing and development agreement entered into in November 1995. Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States, and produces an injectable influenza vaccine that would compete with the Company's cold adapted influenza vaccine.

  The Company plans to obtain any commercial quantities of its cold adapted influenza vaccine product, if approved by the FDA, initially from Evans. Pursuant to an agreement entered into by the Company and Evans in April 1997, Evans has agreed to manufacture the Company's live cold adapted influenza vaccine until December 31, 2000. To meet any supply needs thereafter, the Company will be required to either extend its contract with Evans, contract with an alternative commercial supplier or obtain a commercial manufacturing facility, which would require a significant amount of funds. There can be no assurance that the agreement with Evans can be extended on terms satisfactory to the Company, on a timely basis, or at all. There can be no assurance that an agreement with any alternative commercial supplier with respect to the commercial manufacture of the cold adapted influenza vaccine can be reached, or if reached, on terms satisfactory to the Company and in time for the relevant influenza season. As part of the regulatory approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain, in addition to an approval of a Product License Application ("PLA"), an approval of an Establishment License Application ("ELA") for the Evans facility to manufacture the Company's live cold adapted influenza vaccine.

  The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company is negotiating an agreement for the commercial manufacture and supply of such devices. Although the device will not be reviewed separately by regulatory authorities, the Company will rely on the manufacturer to make available the manufacturing process of the device as part of the PLA submission for the cold adapted influenza vaccine. There can be no assurance that an agreement with this or any other device supplier can be reached on satisfactory terms, on a timely basis, or at all.

  In addition, to make the vaccine available for clinical trials or commercial sales before each influenza season, the Company must successfully modify the vaccine within a six-month period to include selected strains for a particular year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to an IND or PLA and ELA applications, will be obtained or that any products, if introduced, will be successfully marketed.

  The Company also currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. Furthermore, the Company would be required to register its facility with the FDA and with the California Department of Health Services and would be subject to state and federal inspections confirming the Company's compliance with current good manufacturing practice ("cGMP") regulations established by the FDA. However, no assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

  The Company is alternatively considering the use of contract manufacturers for the commercial production of its potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its potential products, including the cold adapted influenza vaccine, in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production. See "Business -- Production and Manufacturing" and "-- Government Regulation."

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

  The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of the Company's technology and proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize such technology and proposed products, to establish manufacturing, marketing and sales capabilities and to bring any such products to market. The Company's future capital requirements will depend upon many factors, including continued scientific progress in the research and development of the Company's technology and vaccine programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets, and product commercialization activities.

  The Company anticipates that the proceeds of this offering, together with the interest thereon, and revenues from existing collaborations, cash, cash equivalents and short-term investments will enable it to maintain its current and planned operations at least through mid-1999. The Company is seeking additional collaborative agreements with corporate partners and may seek additional funding through public or private equity or debt financing. There can be no assurance that any additional collaborative agreements will be entered into or that additional financing will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or to obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, which could materially adversely affect the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

  The Company has experienced significant and increasing operating losses since its inception in April 1992. As of June 30, 1997, the Company had an accumulated deficit of approximately $50.6 million. Aviron has not received any product revenue to date and does not expect to generate revenues from the sale of products for several years, if at all. The Company expects to incur significant and increasing operating losses over at least the next several years as the Company's research and development efforts and preclinical testing and clinical trial activities expand. The Company's ability to achieve profitability depends in part upon its ability, alone or with others, to complete development of its proposed products, to obtain required regulatory approvals and to successfully manufacture and market such products. To the extent that the Company is unable to obtain third-party funding for expenses, the Company expects that its increased expenses will result in increased losses from operations. There can be no assurance that Aviron will obtain required regulatory approvals or successfully identify, develop, test, manufacture and market any product candidates, or that the Company will ever achieve product revenues or profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; DEPENDENCE ON TRADE SECRETS

  The Company's success will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the proprietary rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensors' patents or patent applications will issue or, if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. While the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.

  The commercial success of Aviron additionally will depend, in part, upon the Company not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these patent applications or patents may limit the scope of claims issuing from the Company's patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

  The Company is aware of pending patent applications that have been filed by others that may pertain to certain aspects of the Company's programs, including the Company's influenza vaccine, or to its issued patents or pending patent applications. The Company is aware of a claim by a third party regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology relating to herpes viruses. This claim may also relate to a pending United States patent application, which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

  The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

  The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of such licensors to protect such trade secrets. For example, the University of Michigan relies, in part, on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. On July 1, 1996, Chiron Corporation ("Chiron") filed a complaint against the Company in San Mateo County, California, Superior Court, alleging that certain of Aviron's patent applications relating to its EBV program are based on Chiron proprietary information which was improperly conveyed to Aviron by a former Chiron employee, and that the Company has engaged in unfair competition. There has been no discovery to date in this matter. A trial date has been set for November 1997 in the Superior Court of San Mateo County, California. See "--
 Litigation with Chiron Corporation," "-- Lack of Patent Protection of Cold Adapted Influenza Technology," "Business -- Patents and Proprietary Rights" and "-- Legal Proceedings."

LACK OF PATENT PROTECTION OF COLD ADAPTED INFLUENZA TECHNOLOGY

  The Company has no issued patents on the technology related to its cold adapted influenza vaccine. The Company's rights to this technology are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master strains from which the vaccine is derived, and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH rely on patents for ownership of the rights licensed to Aviron. There can be no assurance that a third party will not gain access by some means to University of Michigan master strains, reproduce the Company's cold adapted influenza vaccine or develop another live-virus influenza vaccine which might be comparable to Aviron's in terms of safety and effectiveness. See "-- Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets," "Business -- Patents and Proprietary Rights."

LITIGATION WITH CHIRON CORPORATION

  On July 1, 1996, Chiron filed a complaint against the Company in San Mateo County, California, Superior Court, alleging that certain of Aviron's patent applications relating to its EBV program are based on Chiron proprietary information which was improperly conveyed to Aviron by a former Chiron employee, and that the Company has engaged in unfair competition. The complaint seeks unspecified monetary damages and seeks to impose a constructive trust, for Chiron's benefit, over the affected patent applications, an exclusive assignment by the Company to Chiron of such patent applications and an injunction against the Company from disclosing, using or applying such alleged proprietary information. Aviron believes that the allegations in the Chiron complaint are without merit and intends to vigorously defend itself against such action. Aviron does not utilize the alleged Chiron proprietary information in any of its potential products currently under development. Even if Chiron were to prevail in this action, the Company believes that it is uncertain that a court would grant a constructive trust over the specified patent applications, which include many claims (including certain rights the Company licensed to SmithKline Beecham) not relating to the alleged Chiron proprietary technology. Were a court to grant a constructive trust over such patent applications, it could adversely impact the Company's agreement with SmithKline Beecham. There has been no discovery to date in this matter. A trial date has been set for November 1997 in the Superior Court of San Mateo County, California. There can be no assurance that Chiron will not ultimately prevail in this action or that it will not obtain the remedies it is seeking. In addition, the Company expects that the legal costs incurred in defending itself against this action could be substantial.

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

  The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. This process may be more demanding for vaccines intended for use in healthy people compared to therapeutics used for treatment of people with diseases. Preclinical studies must be conducted in compliance with the FDA's Good Laboratory Practice ("GLP") regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent, as well as FDA prior review, oversight and Good Clinical Practice ("GCP") regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

  The Company believes that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a biologic product may be marketed in the United States include (a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA, together with an ELA; and (e) FDA approval of the applications, including approval of all product labeling.

  Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

  Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective and represents an improved form of health management compared to existing approaches. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval will be limited to those specific segments of the population for which the product is effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

  The Company believes that the approval process for vaccines may be longer than for therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold-attenuated influenza vaccine, which are designed to be given to otherwise healthy children.

  Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (the "EU"), procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above. See "Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE

  Even if the requisite regulatory approvals are obtained for the Company's potential products, uncertainty exists as to whether such products will be accepted in United States or foreign markets. The Company believes, for example, that widespread use of the Company's proposed vaccines in the United States is unlikely without positive recommendations from the Advisory Committee on Immunization Practices (the "ACIP") of the CDC, the American Academy of Pediatrics or the American College of Physicians. There can be no assurance that such authorities will recommend the use of the Company's proposed products. The lack of such recommendations would have a material adverse effect on the Company's business, financial condition and results of operations.

  A number of additional factors may affect the rate and overall market acceptance of Aviron's cold adapted influenza vaccine and any other products which may be developed by the Company, including the safety and efficacy results in the Company's clinical trials, the rate of adoption of Aviron's vaccines by health care practitioners, the rate of vaccine acceptance by the target population, the timing of market entry relative to competitive products, the availability of alternative technologies, the price of the Company's products relative to alternative technologies, the means and frequency of administration, the availability of third-party reimbursement and the extent of marketing and sales efforts by the Company, collaborative partners and third-party distributors or agents retained by the Company. Side effects or unfavorable publicity concerning

Aviron's products or any product incorporating live virus vaccines could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and efforts to sell the Company's products. The Company's current formulation of the cold adapted influenza vaccine for clinical trials requires frozen storage, which may adversely affect market acceptance in certain foreign countries where adequate freezer capacity is not commonly available. There can be no assurance that physicians, patients or third-party payors will accept new live virus vaccine products or any of the Company's products as readily as other types of vaccines, or at all. See "Business -- Vaccine Products Under Development."

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

  The Company currently has no sales, marketing or distribution capability or experience. To market any products, Aviron must either obtain the assistance of a third party with a suitable distribution system, develop a direct sales and marketing staff of its own or combine the efforts of a third party with its own efforts. Other than SmithKline Beecham and Sang-A, the Company to date has no agreements for marketing or distributing its potential products.

  The success and commercialization of the Company's products is dependent in part upon the ability of the Company to maintain and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability of these third parties to perform their responsibilities. The amount and timing of resources devoted to these activities is not within the control of the Company. There can be no assurance that any such agreements or arrangements will be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a sales and marketing staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own sales and marketing force or that any such force, if established, would be successful in gaining market acceptance for any products that may be developed by the Company. See "Business -- Marketing and Sales" and "-- Collaborative Agreements."

INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

  The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, Parke-Davis Group ("Parke-Davis"), a subsidiary of Warner-Lambert Company, and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the injectable inactivated influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. In addition the Company is aware of improved inactivated injectable influenza vaccines being developed by Chiron (Chiron Biocine Division); intranasally administered inactivated vaccines by Swiss Serum and Vaccine Institute, Biovector Therapeutics, S.A. and Viral Research Institute; a "naked DNA" vaccine by Vical, Inc.; and a commercially available cold adapted influenza vaccine in Russia. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent CMV or HSV disease, including Glaxo Wellcome plc ("Glaxo"), and a cold adapted PIV-3 vaccine developed with NIH support which is licensed to Wyeth-Ayerst.

  New developments are expected to continue in the pharmaceutical, biopharmaceutical and biotechnology industries and in academia, government agencies and other research organizations. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production and marketing of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical, marketing and sales resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

  Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON COLLABORATIVE AGREEMENTS

  The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements.

  In October 1995, the Company signed an agreement with SmithKline Beecham defining a collaboration on the Company's EBV vaccine technology (the "SB Agreement"). Under the terms of the SB Agreement, the Company granted SmithKline Beecham an exclusive license to produce, use and sell EBV vaccines incorporating the Company's technology for prophylactic and therapeutic uses on a worldwide basis, except in South and North Korea (together, "Korea"). SmithKline Beecham made an initial upfront payment to the Company and agreed to make additional payments upon the achievement of certain product development milestones. No assurance can be given, however, that the Company will receive any additional payments from SmithKline Beecham or that SmithKline Beecham will not terminate its agreement with the Company. The SB Agreement may be terminated by SmithKline Beecham with respect to any country at any time. In May 1995, the Company entered into a Development and License Agreement with Sang-A. The Company granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza (cold adapted and recombinant), EBV, CMV, HSV-2 and RSV. Pursuant to its agreement, Sang-A is required to make payments to the Company upon the Company's meeting certain regulatory milestones for each product in Korea and will pay a royalty to the Company on net sales of any such products in Korea. No assurance can be given, however, that the Company will receive any payments from Sang-A or that Sang-A will not terminate its agreement with the Company.

  ARCH Development Corporation ("ARCH"), an Illinois not-for-profit corporation associated with the University of Chicago, has recently asserted an interpretation of the financial terms of its agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under its agreement with SmithKline Beecham. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Collaborative Agreements -- SmithKline Beecham Biologicals S.A." and --ARCH Development Corporation."

  In January 1997, the Hanbo Group, the conglomerate that owns Sang-A, declared bankruptcy. The Company is unable to predict what, if any, effect the bankruptcy of the Hanbo Group will have on Hanbo Group subsidiaries, including Sang-A. The Company may be required to seek an alternative partner to market its potential products in Korea. There can be no assurance that the Company will be able to enter into an agreement with any such alternative partner on acceptable terms, if at all. See "Business -- Collaborative Agreements -- Sang-A Pharm. Co., Ltd."

  The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products, which may vary because of factors unrelated to the potential products. If any of the Company's collaborative partners breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs will be delayed, and the Company would be required to devote additional resources to product development and commercialization, or terminate certain development programs. These relationships generally may be terminated at the discretion of the Company's collaborative partners, in some cases with only limited notice to the Company. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, Aviron's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products of the Company's collaborative partners may result in their withdrawal of support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Collaborative Agreements."

VOLATILITY OF COMMON STOCK PRICE

  The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price. See "Price Range of Common Stock and Dividend Policy."

POTENTIAL ADVERSE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial amount of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. Upon completion of this offering, based on shares outstanding as of June 30, 1997 and assuming the sale of all shares offered hereby, the Company will have 15,637,880 shares of Common Stock outstanding. Of such shares outstanding, approximately 11,019,224 shares, including the 2,400,000 shares offered hereby (approximately 11,379,224 and 2,760,000 shares, respectively, if the Underwriters' overallotment option is exercised in full), will be freely tradable without restriction or further registration under the Securities Act, except for shares subject to agreements not to sell or purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The remaining approximately 4,618,656 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144, and may be sold under Rule 144 subject to the holding period, volume limitations and other restrictions under Rule 144. As a result of lock-up agreements between certain securityholders and the representatives of the Underwriters, approximately 1,811,754 shares and 2,314,286 shares of the Company's restricted Common Stock may not be sold for a period of 90 days and 30 days, respectively, from the date of this Prospectus. Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Additional shares held by existing shareholders will become eligible for sale from time to time in the future. After this offering, the holders of approximately 5,726,764 shares of Common Stock and warrants to purchase approximately 36,876 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to registration of such shares under the Act. In addition, the Company is obligated to register 1,714,286 shares sold in a private placement transaction for resale, as soon as reasonably practicable after November 5, 1997. If such holders, by exercising their demand or piggyback registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales could have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale."

RISK OF PRODUCT LIABILITY; UNCERTAINTY OF AVAILABILITY OF INSURANCE

  The Company's business exposes it to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. The Company has obtained clinical trial liability insurance for its clinical trials, but there can be no assurance that it will be able to maintain adequate insurance for its clinical trials. The Company also intends to seek product liability insurance in the future for products approved for marketing, if any. However, no assurance can be given that the Company will be able to acquire or maintain insurance or that insurance can be acquired or maintained at a reasonable cost or in sufficient amounts to protect the Company. There can be no assurance that insurance coverage and the resources of the Company would be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations. The Company intends to seek inclusion of certain of its products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of certain recommended childhood vaccines. There can be no assurance that this government program will continue or that the Company's proposed vaccines will be included in the program.

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

  Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what effect the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

  In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

  The Company is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel, consultants and advisors will be critical to the Company's success. To pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing, marketing and sales. Expansion in the areas of product development, marketing and sales is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals.

  In addition, a portion of the Company's research and development is conducted under sponsored research programs with several universities and research institutions. The Company depends on the availability of a principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development for Aviron. The Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The Company's academic collaborators may have relationships with other commercial entities, some of which could compete with the Company. See "Business -- Scientific Advisory Board" and "Management."

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

  The Company's research and development involves the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

DILUTION; ABSENCE OF DIVIDENDS

  The public offering price is substantially higher than the net tangible book value per share of the Company's Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate, substantial dilution of approximately $21.67 per share. In addition, investors purchasing shares of Common Stock in this offering will incur additional dilution to the extent outstanding options and warrants are exercised. Under an agreement with the University of Michigan, the Company is obligated to issue a warrant to purchase shares of Common Stock at an exercise price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date, if any, of the first commercial sale of the Company's cold adapted intranasal influenza vaccine. Investors will incur additional dilution to the extent this warrant is issued and exercised. See "Dilution." The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital
Stock -- Delaware Anti-Takeover Law and Certain Charter Provisions."

                                USE OF PROCEEDS

  The estimated net proceeds to the Company from the sale of the 2,400,000 shares of Common Stock offered hereby are $60.5 million ($69.6 million if the Underwriters' over-allotment option is exercised in full), at a public offering price of $27.00 per share, after deducting the estimated offering expenses payable by the Company.

  The Company anticipates using approximately $30.0 million of the net proceeds from this offering for clinical trials, manufacturing and marketing for its cold adapted influenza vaccine, and $10.0 million for research and development, preclinical testing and clinical trials for its other vaccine programs. The Company will have broad discretion over the remaining proceeds, which will be used for working capital and general corporate purposes. The amounts and timing of the expenditures for these purposes may vary significantly depending on numerous factors, such as the status of the Company's research and development efforts, the regulatory approval process, technological advances, determinations as to commercial potential, the terms of collaborative agreements entered into by the Company, the status of competitive products and the possibility of the Company's construction of a commercial manufacturing facility for its potential products. In addition, the Company's research and development expenditures will vary as projects are added, extended or terminated and as a result of variations in funding from existing or future collaborative agreements. The Company may also use a portion of such net proceeds to acquire or invest in businesses, products and technologies that are complementary to those of the Company, although no such acquisitions are planned or being negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition.

  The Company believes that its available cash, cash equivalents, short-term investments and revenues from existing collaborations, together with the net proceeds of this offering and the interest thereon, will be sufficient to meet its capital requirements at least through mid-1999. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings, if any, for use in the operation and expansion of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AVIR." Public trading of the Common Stock commenced on November 5, 1996. Prior to that, there was no public market for the Common Stock. The following table sets forth for the periods indicated the high and low price per share of the Common Stock on the Nasdaq National Market. These prices represent quotations among dealers without adjustments for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

        1996                                                      HIGH    LOW
        ----                                                     ------- ------
        Fourth Quarter.......................................... $ 9     $6 7/8
        1997
        ----
        First Quarter...........................................  12 3/4  6 3/4
        Second Quarter..........................................  15 1/4   8
        Third Quarter (through August 12, 1997).................  32 3/4  11

  As of June 30, 1997, there were 178 holders of record of the Company's Common Stock. On August 12, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $27.75 per share.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to reflect the receipt of the sale of 2,400,000 shares of Common Stock offered hereby at the public offering price of $27.00 per share and after application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                          JUNE 30, 1997
                                                       --------------------
                                                       ACTUAL   AS ADJUSTED
                                                       -------  -----------
                                                          (in thousands)
Capital lease obligations, noncurrent................. $   737    $   737
                                                       -------    -------
Stockholders' equity:
 Preferred Stock, $0.001 par value; 5,000,000 shares
  authorized, issuable in series; none issued and
  outstanding.........................................      --         --
 Common Stock, $0.001 par value; 30,000,000 shares
  authorized;
 13,237,880 shares issued and outstanding, and
  15,637,880 shares issued and outstanding as adjusted
  (1).................................................      13         15
 Additional paid-in capital...........................  74,511    134,971
 Notes receivable from stockholders...................    (135)      (135)
 Deferred compensation................................    (890)      (890)
 Accumulated deficit.................................. (50,556)   (50,556)
                                                       -------    -------
  Total stockholders' equity..........................  22,943     83,405
                                                       -------    -------
   Total capitalization............................... $23,680    $84,142
                                                       =======    =======

--------

(1) Excludes (i) 795,198 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 1997 at a weighted average exercise price of approximately $4.14 per share, (ii) an aggregate of 1,132,354 shares reserved for future grants or purchases pursuant to the Company's 1996 Equity Incentive Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Option Plan, and (iii) 125,923 shares issuable upon exercise of warrants outstanding as of June 30, 1997 at a weighted average exercise price of $7.48 per share.

                                   DILUTION

  The net tangible book value of the Company, as of June 30, 1997 was $22,943,000 or $1.73 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding at that date. After giving effect to the receipt of the estimated net proceeds from the sale of the 2,400,000 shares of Common Stock being offered by the Company hereby, at an offering price of $27.00 per share, the net tangible book value of the Company as of June 30, 1997, would have been $83,405,000 or $5.33 per share. This represents an immediate increase in such net tangible book value of $3.60 per share to existing stockholders and an immediate dilution of $21.67 per share to new public investors. The following table illustrates this per share dilution:

Public offering price per share...................................       $27.00
  Net tangible book value before the Offering..................... $1.73
  Increase attributable to new investors..........................  3.60
                                                                   -----
Net tangible book value after the Offering........................         5.33
                                                                         ------
Dilution to new investors.........................................       $21.67
                                                                         ======

  The following table summarizes, on a pro forma basis, as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering and before deducting underwriting discounts and estimated offering expenses:

                                                                         AVERAGE
                                  SHARES PURCHASED  TOTAL CONSIDERATION   PRICE
                                 ------------------ --------------------   PER
                                   NUMBER   PERCENT    AMOUNT    PERCENT  SHARE
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 13,237,880   84.7% $ 75,717,000   53.9% $ 5.72
New investors...................  2,400,000   15.3    64,800,000   46.1   27.00
                                 ----------  -----  ------------  -----
  Total......................... 15,637,880  100.0% $140,517,000  100.0%

  The foregoing table excludes (i) 795,198 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 1997, at a weighted average exercise price of approximately $4.14 per share, (ii) an aggregate of 1,132,354 shares reserved for future grants or purchases pursuant to the Company's 1996 Equity Incentive Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Option Plan and (iii) 125,923 shares issuable upon exercise of warrants outstanding as of June 30, 1997 at a weighted average exercise price of $7.48 per share. Under an agreement with the University of Michigan, the Company is obligated to issue a warrant to purchase shares of Common Stock at an exercise price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date, if any, of the first commercial sale of its cold adapted intranasal influenza vaccine. Investors will occur additional dilution to the extent this warrant is issued and exercised.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data at December 31, 1995 and 1996, are derived from the financial statements of the Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors, whose report is included elsewhere in this Prospectus. The statement of operations data for the period from April 15, 1992 (date of inception) to December 31, 1992 and for the year ended December 31, 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994, are derived from audited financial statements not included herein. Financial data as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere herein, and, in the opinion of management, include all normal recurring adjustments that the Company considers necessary for a fair presentation of its financial position and results of operations for such periods. The results for the interim periods are not necessarily indicative of results to be expected for any future period. The Company has not declared or paid cash dividends on its Common Stock since inception and does not intend to pay any cash dividends in the foreseeable future.

                              PERIOD FROM
                            APRIL 15, 1992                                          SIX MONTHS ENDED
                          (DATE OF INCEPTION)      YEAR ENDED DECEMBER 31,              JUNE 30,
                            TO DECEMBER 31,   ------------------------------------  ------------------
                                 1992          1993     1994      1995      1996      1996      1997
                                ------        -------  -------  --------  --------  -------   --------
                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........        $   --        $    --  $    --  $  1,707  $  1,625  $   375   $    414
Operating expenses:
 Research and
  development...........           320          2,073    4,216    10,220    14,997    6,333      8,897
 General and
  administrative........           470          1,874    2,493     3,252     4,595    2,275      2,621
                                ------        -------  -------  --------  --------  -------   --------
   Total operating
    expenses............           790          3,947    6,709    13,472    19,592    8,608     11,518
                                ------        -------  -------  --------  --------  -------   --------
Loss from operations....          (790)        (3,947)  (6,709)  (11,765)  (17,967)  (8,233)   (11,104)
Interest income, net of
 interest expense.......            37            175      207       362       466      318        479
                                ------        -------  -------  --------  --------  -------   --------
Net loss................        $ (753)       $(3,772) $(6,502) $(11,403) $(17,501) $(7,915)  $(10,625)
                                ======        =======  =======  ========  ========  =======   ========
Net loss per share......                                                                      $  (0.86)
                                                                                              ========
Shares used in computing
 net loss per share.....                                                                        12,384
Pro forma net loss per
 share (1)..............                                        $  (1.24) $  (1.84) $ (0.86)
                                                                ========  ========  =======
Shares used in computing
 pro forma net loss per
 share (1)..............                                           9,165     9,528    9,205
                                              DECEMBER 31,
                          --------------------------------------------------------  JUNE 30,
                                 1992          1993     1994      1995      1996      1997
                          ------------------- -------  -------  --------  --------  --------
                                                  (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............        $1,492        $12,410  $ 6,449  $ 17,819  $ 17,872  $22,326
Working capital.........         1,355         12,155    5,877    16,775    16,411   21,242
Total assets............         1,901         13,206    7,789    19,878    21,592   25,995
Capital lease
 obligations,
 noncurrent.............            --             --      750       618       871      737
Accumulated deficit.....          (753)        (4,525) (11,060)  (22,444)  (39,935) (50,556)
Total stockholders'
 equity.................         1,722         12,893    6,362    17,537    17,947   22,943

--------
(1) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Since its inception in April 1992, Aviron has devoted substantially all of its resources to its research and development programs. To date, Aviron has not generated any revenues from the sale of products and does not expect to generate any such revenues for at least several years, if at all. Aviron has incurred cumulative net losses of approximately $50.6 million through June 30, 1997, and it expects to incur increasing operating losses for a number of years.

  Aviron has financed its operations through proceeds from private placements of Preferred Stock, an initial public offering of Common Stock, a private placement of Common Stock, revenue from its collaborative agreements, including reimbursement of certain of Aviron's research and development expenses, equipment lease financing and investment income earned on cash balances and short-term investments.

  The Company expects its research and development expenditures to increase substantially over the next several years as the Company expands its research and development efforts and preclinical testing and clinical trials with respect to certain of its programs. In addition, general and administrative expenses are expected to continue to increase as the Company expands its operations and incurs the additional expenses associated with preparing to market the cold adapted influenza vaccine.

  In October 1995, the Company signed an agreement with SmithKline Beecham defining a collaboration on the Company's EBV vaccine technology (the "SB Agreement"). Under the terms of the SB Agreement, the Company granted SmithKline Beecham an exclusive license to produce, use and sell EBV vaccines incorporating the Company's technology for prophylactic and therapeutic uses on a worldwide basis, except in South and North Korea (together, "Korea"). The Company has retained the right to co-distribute a monovalent formulation of the vaccine in certain markets in the United States and to have SmithKline Beecham supply such vaccine. SmithKline Beecham has agreed to fund research and development at the Company related to the EBV vaccine, in specified minimum amounts, during the first two years of the SB Agreement. SmithKline Beecham made an initial upfront payment to the Company and agreed to make additional payments upon the achievement of certain product development milestones. The Company is entitled to royalties from SmithKline Beecham based on any net sales of the vaccine. No assurance can be given, however, that the Company will receive any additional payments from SmithKline Beecham or that SmithKline Beecham will not terminate its agreement with the Company. The licensor of the technology underlying the SB Agreement has recently notified the Company that it believes it is entitled to a one-half of the proceeds from this collaboration. See "Business -- Collaborative Agreements."

  In May 1995, the Company entered into a Development and License Agreement with Sang-A. The Company granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza (cold adapted and recombinant), EBV, CMV, HSV-2 and RSV. However, the Company is under no obligation to develop any product. Sang-A also will make payments to the Company upon the Company's meeting certain regulatory milestones for each product in Korea and will pay a royalty to the Company on net sales of any such products in Korea. No assurance can be given, however, that the Company will receive any payments from Sang-A or that Sang-A will not terminate its agreement with the Company. In January 1997, the Hanbo Group, the conglomerate that owns Sang-A, declared bankruptcy. The Company is unable to predict what, if any, effect the bankruptcy of the Hanbo Group will have on the Company's agreement with Sang-
A. See "Business-- Collaborative Agreements."

  On July 1, 1996, Chiron filed a complaint against the Company alleging misappropriation of trade secrets. The Company believes that the allegations in the complaint are without merit and intends to defend itself vigorously against such action. However, the Company expects that the legal costs incurred in defending itself against this action could be substantial. There has been no discovery to date in this matter. A trial date has been set in November 1997 in the Superior Court of San Mateo County, California. See "Business -- Legal Proceedings" and "Risk Factors -- Litigation with Chiron Corporation."

  The Company currently is evaluating the costs and benefits of developing internal manufacturing capabilities or continuing to contract with third-party manufacturers. In April 1996, the Company completed construction of a pilot manufacturing facility funded through its existing capital lease line of credit. However, if the Company decides to establish its own commercial manufacturing facility, it would require a significant amount of funds. In April 1997, the Company entered into an agreement with Evans for the commercial manufacture of the Company's live cold adapted influenza vaccine until December 31, 2000. See "Business-- Manufacturing."

  The Company's business is subject to significant risks, including but not limited to the risks inherent in its research and development efforts, including preclinical testing and clinical trials, uncertainties associated both with obtaining and enforcing its patents and with the patent rights of others, the lengthy, expensive and uncertain process of seeking regulatory approvals, uncertainties regarding government reforms and product pricing and reimbursement levels, technological change and competition, manufacturing uncertainties and dependence on third parties. Even if the Company's product candidates appear promising at an early stage of development, they may not reach the market for numerous reasons. Such reasons include the possibilities that the products will be found unsafe or ineffective during clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture on a large scale, will be uneconomical to market or will be precluded from commercialization by proprietary rights of third parties.

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997 and 1996

  Revenues

  The Company earned $414,000 in revenue for the six months ended June 30, 1997, compared to $375,000 for the six months ended June 30, 1996. The revenue for both years resulted from research support payments due to the Company under its license and development agreement with SmithKline Beecham.

  Operating Expenses

  Research and development expenses increased 40% to $8.9 million in the six months ended June 30, 1997, from $6.3 million for the six months ended June 30, 1996. These increases were primarily due to increases in research and development staffing, expenses associated with clinical trials of the Company's cold adapted influenza vaccine and preclinical testing associated with other programs.

  General and administrative expenses increased 15% to $2.6 million in the six months ended June 30, 1997, from $2.3 million for the six months ended June 30, 1996. These increases were incurred to support the Company's expanded research and development activities, and to fund patent and legal expenses and corporate development activities.

 Years Ended December 31, 1996 and 1995

  Revenues

  Total revenue for the year ended December 31, 1996 was $1.6 million, compared to $1.7 million for the year ended December 31, 1995. Revenues in both years resulted primarily from reimbursement for contract research from SmithKline Beecham.

  Operating Expenses

  Research and development expenses increased 47% to $15.0 million in the year ended December 31, 1996 from $10.2 million for the year ended December 31, 1995. Included in research and development expenses for the year ended December 31, 1995 is a one-time charge of $1.6 million relating to Aviron's agreement with the University of Michigan. Without the one-time charge, research and development expenses increased 74% between the year ended December 31, 1996 and 1995. These increases were primarily due to increases in research and development staffing, expenses associated with clinical trials of the Company's cold adapted influenza vaccine and preclinical testing associated with other programs.

  General and administrative expenses increased 41% to $4.6 million in the year ended December 31, 1996 from $3.3 million for the year ended December 31, 1995. These increases were incurred to support the Company's expanded research and development facilities, patent and legal expenses, its initial public offering of Common Stock and corporate development activities.

  Net Interest Income

  The Company's net interest income increased to $466,000 in the year ended December 31, 1996, from $362,000 in the year ended December 31, 1995. The increase in interest income reflects the effects of the Company's changing cash and short term investment balances.

  Net Operating Loss Carryforward

  As of December 31, 1996, the Company had a federal net operating loss carryforward of approximately $37.7 million available to offset future taxable income, if any. The net operating loss carryforward will expire at various dates beginning from 2007 through 2011, if not utilized. Utilization of the net operating losses and credits may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. See
Note 8 of Notes to Financial Statements.

 Years Ended December 31, 1995 and 1994

  Revenues

  Total revenue for 1995 was $1.7 million, and no revenue was earned in the year ended December 31, 1994. Revenue in the year ended December 31, 1995 resulted primarily from the Company's license and development agreement with SmithKline Beecham. See "Business -- Collaborative Agreements -- SmithKline Beecham Biologicals S.A."

  Operating Expenses

  Research and development expenses increased 142% to $10.2 million in the year ended December 31, 1995 from $4.2 million in the year ended December 31, 1994. These increases were primarily due to increases in research and development staffing, licensing fees (including the one-time charge relating to Aviron's agreement with the University of Michigan discussed above), and expenses associated primarily with clinical trials of its cold adapted influenza vaccine and preclinical testing associated with the herpes simplex virus program. General and administrative expenses increased 30% to $3.3 million in the year ended December 31, 1995 from $2.5 million in the year ended December 31, 1994. These increases were incurred to support the Company's expanded research and development efforts and facilities, patent and legal expenses, and corporate development activities.

  Net Interest Income

  The Company's net interest income increased 75% to $362,000 in the year ended December 31, 1995, from $207,000 in the year ended December 31, 1994. The increase in 1995 reflects the effect of the

Company's higher average cash and cash equivalents and short-term investment balances, offset by increased interest expense related to capital lease obligations.

LIQUIDITY AND CAPITAL RESOURCES

  Aviron had cash, cash equivalents and short-term investments at June 30, 1997 of approximately $22.3 million. In order to preserve principal and maintain liquidity, the Company's funds are invested in United States Treasury obligations, highly-rated corporate obligations and other short-term investments.

  The Company has financed its operations since inception primarily through private placements of Preferred Stock, an initial public offering of Common Stock in November 1996, and a $15 million private sale of Common Stock in March 1997. Through June 30, 1997, the Company had raised approximately $71.8 million from such sales, net of offering expenses. Cash used in operations was $6.1 million, $8.9 million, $16.0 million and $10.3 million in 1994, 1995, 1996 and the first six months of 1997, respectively. Cash expended for capital additions and to repay lease financing arrangements amounted to approximately $472,000, $622,000, $1,179,000 and $387,000 in 1994, 1995, 1996 and the first six months of 1997, respectively. Capital expenditures increased in 1996 primarily as a result of the construction of a pilot manufacturing facility. The Company expects expenditures for research and development, clinical trials and general administrative expenditures to continue to increase as the Company develops its potential products and expands its clinical trials.

  The Company anticipates that the proceeds of this offering, together with the interest thereon, revenues from existing collaborations, cash, cash equivalents and short-term investments, will enable it to maintain its current and planned operations at least through mid-1999. The Company's future cash requirements will depend on numerous factors, including continued scientific progress in the research and development of the Company's technology and vaccine programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, and product commercialization activities. The Company is seeking additional collaborative agreements with corporate partners and may seek additional funding through public or private equity or debt financing. There can be no assurance, however, that any such agreements will be entered into or that they will reduce the Company's funding requirements or that additional funding will be available. The Company expects that additional equity or debt financings will be required to fund its operations. There can be no assurance that such funds will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or to obtain funds through collaborative agreements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, which would materially adversely affect the Company's business, financial condition and results of operations.

                                   BUSINESS

OVERVIEW

  Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Live virus vaccines, such as those for smallpox, polio, measles, mumps and rubella, have had a long record of success in preventing, and in some cases eliminating, disease.

  The Company's lead product candidate, a live cold adapted intranasal influenza vaccine, was recently shown to provide a high protection rate against influenza, with minimal adverse effects, in a pivotal Phase III clinical trial in children. Aviron is developing this vaccine for administration to children, healthy adults and the elderly and high risk individuals. The Company recently filed an IND for a live intranasal vaccine for PIV- 3 and the Company plans to initiate Phase II clinical trials for this vaccine candidate by the end of 1997. The Company is also developing a subunit vaccine for EBV, in collaboration with SmithKline Beecham, which is expected to enter Phase I/II clinical trials in Europe by the end of 1997. In addition, Aviron is also using its proprietary "Rational Vaccine Design" technology to discover new live virus vaccines. Rational Vaccine Design involves the deletion or modification of virulence proteins, the alteration of the virus' genetic control signals to slow down its replication, or the addition of antigenic information to enhance the virus' stimulation of the immune system. The Company is applying this technology to develop vaccine candidates for the prevention of influenza in elderly persons and diseases caused by CMV, HSV-2 and RSV.

  In July 1997, the NIAID of the NIH and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal influenza vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results were statistically significant. To date, the data have not yet been peer-reviewed; however, the clinical investigators intend to submit findings of this trial in 1997 for publication in a peer-reviewed medical journal. The Company plans to conduct the second stage of this Phase III clinical trial during the 1997/98 influenza season to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a Phase II challenge study of this vaccine in 92 adults which demonstrated an 85% protection rate, compared to placebo, against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults. Prior to Aviron's in-licensing of the cold adapted vaccine, formulations of this vaccine were also tested in over 7,000 patients.

BACKGROUND

 Prevention Technology in the Era of Managed Care and Cost Containment

  Market-based changes already underway in the United States health care system are dramatically altering prospects for technologies which can be used to manage disease or lower the cost of health care for patients in managed health plans. Medical cost-containment efforts and the reorganization of United States health care delivery into managed care systems are changing the basis of competition for producers of health care products. Health maintenance organization enrollment was approximately 54 million in the United States in 1995 and is growing rapidly. Decision makers in the United States, such as HMO medical directors, clinical practice committees, and government health authorities, are increasingly evaluating whether preventive technologies are more cost effective than treating disease once it is present. For example, vaccinations are widely used by managed care organizations and in government programs. In determining whether to use an FDA-approved vaccine, decision makers consider whether it has been recommended by the Advisory Committee on Immunization Practices (the "ACIP") of the CDC and whether it is cost effective.

  Health care cost containment efforts are also evident in many of the developed economies outside the United States. These efforts include physician budgets in Germany and general practice schemes in the United Kingdom, where doctors are given responsibility for the cost of their patients' overall care.

 The Immune System and Vaccines

  Infections occur when a pathogenic microorganism, such as a virus or bacterium, invades body tissues and begins to replicate. The human immune system responds with a battery of resources to contain and eliminate this threat. The process begins when specialized cells recognize that molecules on the surface of invading pathogens are foreign (antigens). Immune responses to contain and eliminate the threat include:

  . Antibodies: Antigens stimulate the immune system to produce specific molecules (antibodies) which bind to and neutralize the virus or bacterium.

  . Cell-mediated response: An effective immune response typically also leads to the multiplication of specific types of white blood cells (a cell-mediated response) which have the ability to inactivate the pathogen or to destroy infected cells, thereby limiting replication of the virus or bacterium.

  . Mucosal immunity: In addition to circulating antibodies and the cell-mediated response, antibodies are produced in the mucous membranes, such as those which line the nose and throat. Mucosal immunity is important in protecting against pathogens which cause disease in the respiratory, gastrointestinal and genitourinary systems, or which enter the body through these portals.

  Vaccines are designed to stimulate a person's immune system through one or more of the above mechanisms to induce memory of specific antigens prior to the invasion of a pathogen. This memory primes the immune system so that it can inactivate the specific pathogen if encountered again. This may be achieved through one of several techniques, including introduction of a live attenuated (weakened) virus or bacterium, administration of an antigen fragment (a subunit), or administration of an inactivated (killed) virus or bacterium.

 History of Vaccines

  The first successful vaccine against an infectious disease was created by Edward Jenner who, in 1796, demonstrated that introduction of infected material from a diseased cow could be used to protect humans from the deadly smallpox virus. Smallpox vaccination programs based on this live virus vaccine were gradually adopted by industrialized countries, and a concerted global effort by public health authorities in this century succeeded in eradicating smallpox from the human population in the 1970s.

  Vaccines against two life-threatening bacterial diseases, diphtheria and tetanus, came into use early in this century. These vaccines consist of bacterial toxins which have been chemically inactivated. These are often administered in combination with an inactivated pertussis bacterium vaccine to prevent whooping cough. This combination is known as the "DTP" vaccine. Just prior to World War II, a live attenuated virus vaccine was developed against yellow fever, used primarily in protecting military personnel and those traveling to areas where this disease is endemic. In the years after the war following several widespread polio epidemics, Jonas Salk created the first successful polio vaccine by growing the wild-type virus and inactivating it before injection. Salk's vaccine was introduced into widespread use in the early 1950s, but was supplanted in the United States and many other countries by the orally administered live attenuated polio virus vaccine developed by Albert Sabin and first introduced in 1961. In the 1960s and 1970s, live attenuated virus vaccines against measles, mumps and rubella (German measles) were successfully developed and recommended by the ACIP to be included in childhood immunization programs.

  After a period of almost two decades during which no new vaccines came into widespread use, a genetically engineered subunit vaccine for hepatitis B was introduced in the mid-1980s and is now part of the ACIP-recommended childhood immunization program. In 1990, a vaccine for bacterial meningitis was also added to this program. Two inactivated vaccines against the hepatitis A virus were approved in the United States in 1995 and 1996. In 1995, the ACIP also recommended that children be vaccinated against chicken pox, a virus belonging to the herpes virus family, using an FDA-approved live virus vaccine.

  Current challenges for vaccine innovation include providing effective protection against the major infectious diseases for which no vaccines are currently available and improving on current vaccines to achieve higher efficacy or greater ease of administration.

 Types of Vaccines

  Live Virus Vaccines

  Live virus vaccines expose the immune system to an attenuated form of the virus which is sufficiently infectious to stimulate a lasting immune response to the natural (or wild-type) virus. All of the live virus vaccines in use today are strains derived from natural infections of humans. Attenuation of live viruses, including polio, yellow fever, measles, mumps and rubella, and chicken pox vaccines was accomplished by "passaging," or propagating, the virus repeatedly in non-human cells. As a result of this process, viruses may acquire mutations that decrease the ability of the virus to cause disease in humans. After an arbitrary number of passages, the mutated strain is tested for attenuation in animal models, if available, or directly in human subjects. Following assessment of safety and immunogenicity (stimulation of an immune response) in a limited number of human subjects, larger-scale trials are used to demonstrate efficacy in preventing naturally acquired infections.

  Live virus vaccines mimic the natural disease-causing infection and therefore may activate the same protective mechanisms of the human immune system as the disease itself. This process results in a balanced immune response activating all parts of the immune system, including systemic and local antibodies as well as cell-mediated immunity. As a result, live viruses are often considered to be more effective than other types of vaccines in providing immunity to natural variations in the wild-type viruses which cause disease. For example, the live polio vaccine is believed to be more effective in eliminating wild-type polio virus than inactivated polio vaccines. The basis of these advantages is that live vaccines typically present all of the surface and internal antigens associated with the natural pathogen. Live virus vaccines may also be easier to administer through their natural route of infection, intranasally or orally, as in the case of the oral polio vaccine.

  However, an attenuated live vaccine could cause disease resembling natural infection, as might occur in people with an immune system impaired by a congenital disease, HIV infection or drug treatment for cancer or organ transplantation. To date, the live virus vaccines in widespread use rarely have been associated with significant adverse events. For example, the 19 million doses of live attenuated polio vaccine administered annually in the United States are thought to be responsible for only eight to 10 cases of clinical polio per year. To further reduce the number of these cases, the ACIP is recommending that the inactivated polio vaccine may be given for the initial two infant doses, now that wild-type polio has been virtually eradicated in the United States.

  Live virus strains can change as they replicate in human hosts, and it is possible that a vaccine virus could revert to the wild-type characteristics. This reversion potential is a small but recognized problem for some of the current live vaccines, including polio. Finally, there are two theoretical concerns regarding live attenuated viruses. First, an attenuated vaccine virus may exchange genetic information with wild-type strains after immunization, with the resulting strain being more dangerous than either alone. Second, the DNA of a live virus vaccine could integrate into the genome of the host and cause cancer or other problems in the future.

  Inactivated and Subunit Virus Vaccines

  Inactivated virus vaccines are produced by killing a virus using chemicals. Some vaccines, such as the hepatitis A vaccine, are based on the whole, inactivated virus. Other vaccines are the result of various degrees of purification to concentrate certain surface glycoproteins (subunits) most responsible for producing immunity. A different approach is used to make the current hepatitis B vaccine, the first successful recombinant subunit vaccine. For this vaccine, the tools of molecular biology were applied to clone and express the dominant hepatitis surface glycoprotein in a yeast production system. Inactivated and subunit vaccines offer the advantage of little or no risk of infection from the vaccine itself, assuming the virus has been adequately inactivated. Good manufacturing techniques also minimize the possibility of contamination with other viruses or fragments of DNA which could integrate into the recipient's genes.

  The principal disadvantage of inactivated and subunit vaccines for many viruses has been a lack of success in creating protective immunity. A successful subunit vaccine requires knowledge of which specific antigens are responsible for providing protection. Subunit and inactivated vaccines may produce reasonable levels of circulating antibodies, but are less able to stimulate antibodies in the mucosal sites of viral entry, such as the lining of the respiratory, gastrointestinal or genitourinary tracts. To improve stimulation of the cellular components of the immune system, adjuvants (non-specific immune stimulants) are typically added to inactivated or subunit vaccines. Only alum (an aluminum salt preparation) is approved for use as an adjuvant in the United States. Several new adjuvants are in clinical testing and show promise for boosting the immune response to subunit antigens. The mechanism by which adjuvants work is still poorly understood, so each vaccine-adjuvant combination must be evaluated in a trial and error process in animal models and clinical trials. Finally, certain inactivated vaccines in clinical trials left recipients more vulnerable to disease after vaccination, due to an unbalanced immune response. For example, in trials of experimental inactivated vaccines against RSV and measles, some children were shown to experience more severe, atypical disease when they later acquired the natural viral infection following vaccination.

  Emerging Vaccine Technologies

  Several companies and academic scientists have reported that direct injection of DNA encoding viral antigens can be used to stimulate an immune response. Although at an early stage, this approach shows promise. However, it is not clear whether the sustained expression of viral antigens obtainable by this approach is advantageous in eliciting a better immune response. In addition, it is possible that the administered DNA may integrate into the genes of the recipient and cause potential unwanted effects.

  Another new technology for vaccination is based on genetic engineering to modify one virus so that it carries antigens which may stimulate an immune response to protect against other pathogens. For example, pox virus vector strains, related to the virus used successfully to eradicate smallpox, have shown usefulness in protecting dogs and cats against rabies. Other pox virus vectors are being evaluated in experimental models of human malaria and in a hybrid regimen combining doses of a modified live virus with a subunit HIV vaccine to protect high-risk individuals.

AVIRON'S TECHNOLOGY

  Aviron's vaccine programs are based on both classical live virus vaccine attenuation techniques and the Company's proprietary genetic engineering technology.

 Cold Adapted Influenza Technology

  The Company is applying its expertise in the molecular biology of influenza to develop a live virus vaccine discovered using classical cold-adaption techniques. This cold adapted influenza vaccine technology was first developed by Dr. H. F. Maassab at the University of Michigan in 1967. Dr. Maassab created weakened influenza strains by propagating the virus in progressively colder conditions until these strains had lost the ability to grow well at human body temperature. The Company has obtained worldwide exclusive rights to this cold adapted influenza vaccine technology.

  The cold adapted influenza vaccine technology includes the master strains for influenza A and B, as well as techniques useful for updating the vaccine each year according to recommendations of the CDC and the FDA. Updated strains are made by mating the master strains with recent strains to obtain viruses with the attenuated properties of the cold adapted master strain and the antigenic properties of the current wild-type strain. This process is called genetic reassortment. After cultured cells are infected with two different strains of virus, the eight RNA genes of influenza mix at random in the cells and it is possible to select the two genes for the antigens of the expected epidemic strain and the six remaining genes from the cold adapted master donor strain. The Company has received the technology for updating the cold adapted master strains from the University of Michigan and has extended this approach by the introduction of Aviron's proprietary techniques, including those of reverse genetics, which may facilitate the annual process of creating a reassorted vaccine.

 Rational Vaccine Design

  Since the Company's founding, its core vaccine discovery strategy has been to apply genetic engineering techniques to create live attenuated virus vaccine candidates for targets where traditional discovery techniques have been inadequate. The Company believes that this "Rational Vaccine Design" approach is more flexible and systematic than traditional methods of live vaccine discovery and is a platform that can be applied to many viral targets and, potentially, to the creation of viruses used in gene therapy and the treatment of cancer. Furthermore, Aviron believes that a particular advantage of Rational Vaccine Design is that engineered viruses can be designed so that they are less likely to revert to wild-type characteristics than classically derived vaccines. Three ways of implementing this approach are:

  . Deleting or modifying specific viral genes which encode virulence proteins. Virulence proteins are viral components thought to be particularly important in the mechanism of disease, but which are not required for the virus to replicate and stimulate a strong immune response. An example of this strategy is the Company's program to create a live attenuated vaccine against the HSV-2 virus which causes genital herpes. One of the Company's founders, Dr. Bernard Roizman, discovered a particular protein important in the ability of HSV-2 to grow in nerve cells. Since nerve ganglia are the reservoir from which HSV-2 reseeds itself to cause painful skin lesions, deletion of the gene encoding this protein is the basis of the Company's Rational Vaccine Design program for development of a vaccine for this target.

  . Altering the genetic information used by the virus in controlling its replication. An example of this strategy is work by Company scientists to create live attenuated vaccine candidates for influenza. Until recently, it was impossible to genetically engineer vaccine strains of influenza because influenza genes are composed of negative-strand RNA rather than DNA or positive-strand RNA. Dr. Peter Palese, one of the Company's founders, discovered how to create recombinant negative-strand RNA viruses using reverse genetics. Company scientists have employed this reverse genetics technology to engineer mutations into a gene used by the influenza virus to make copies of itself. The resulting strains are attenuated in animal models and at least one strain has been identified as a potential candidate for clinical trials.

  . Adding antigenic information displayed by the vaccine virus. An example of this strategy, is the Company's approach to the creation of a live attenuated CMV vaccine, which begins with a vaccine candidate thought to be over-attenuated and thus insufficiently immunogenic. Aviron discovered genes for certain antigen structures present in wild-type CMV viruses. These genes are being engineered into an over-attenuated vaccine candidate to create a potentially more immunogenic vaccine. The Company has identified several vaccine candidates using this approach. The Company believes this technique of adding antigen structures may enable the Company to create combination vaccines expressing antigens of more than one virus in a single vaccine strain.

BUSINESS STRATEGY

  Aviron's objective is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. The Company's strategy is to:

  Address Infectious Diseases Which Merit Widespread Immunization
Programs. The concept of universal immunization is well established for certain infectious diseases where safe and effective vaccines are already available, including immunization against pathogens such as polio, measles, mumps, rubella and hepatitis B. For each of its potential products, the Company's objective is to produce vaccine strains which are sufficiently safe and cost effective to obtain official recommendations for universal use in childhood vaccine regimens or, in the case of influenza, annual use in the general population.

  Apply Rational Vaccine Design Technology to a Range of Viral Targets. Aviron believes that its proprietary genetic engineering technologies may be used to create live attenuated vaccines for a wide range of viral targets, such as viruses related to influenza and herpes viruses.

  Select Programs and Market Vaccines Based on Pharmacoeconomic Data. Public health agencies and managed care systems are increasingly concerned with the economic impact of potential new mandates for vaccines. In setting its internal product development priorities, the Company considers the costs of implementing widespread vaccine programs based on its products in relation to potential cost savings to the government and managed health care systems and intends to perform rigorous cost-effectiveness analyses on its products.

  In-License Promising Vaccine Technology. Aviron evaluates in-licensing opportunities and intends to add programs which complement the Company's core technologies and capabilities. For example, the Company obtained exclusive rights to the cold adapted influenza vaccine technology from the University of Michigan and the NIH, and to the PIV-3 vaccine from the NIH.

  Establish Collaborative Arrangements to Enhance Product Development
Efforts. Aviron intends to enter into collaborative arrangements to gain access to specific technologies and skills which may accelerate product development and provide additional financial resources to support its research and development and commercialization efforts, particularly outside of the United States. The Company has entered into collaborative arrangements with SmithKline Beecham for development of an EBV vaccine and with Sang-A for certain rights to the Company's products in Korea.

  Establish Marketing and Sales Capabilities. The Company intends to market and sell its cold adapted influenza vaccine product in the United States by developing its own sales force. Aviron believes that, due to the concentrated nature of the vaccine market, a small, dedicated sales force can be effective in the marketing and sales of its cold adapted influenza vaccine. For marketing and sales outside the United States, the Company intends to establish collaborative relationships with companies having strong capabilities in local markets.

VACCINE PRODUCTS UNDER DEVELOPMENT

  The following table summarizes Aviron's most advanced potential products under research and development. This table is qualified in its entirety, by reference to the more detailed descriptions appearing elsewhere in this Prospectus.


                                                                          COMMERCIAL
 PROGRAM                    VACCINE TYPE           STATUS (1)             RIGHTS (2)
 -------                    ------------           ---------              ----------
Influenza
 Children                   Cold adapted live      Pivotal Phase III      Aviron
                            virus                  Clinical Trial-
                                                   Stage 1 Completed,
                                                   Stage 2 Planned
                                                   Manufacturing
                                                   Consistency Lot Trial
                                                   Underway
 Adults                     Cold adapted live      Challenge Efficacy     Aviron
                            virus                  Study Completed
                                                   Phase III Safety and
                                                   Effectiveness Trial
                                                   Planned
 Elderly and High Risk      Cold adapted live      Clinical Trials        Aviron
  Adults                    virus                  Planned
                            (co-administered with
                            inactivated vaccine)
                            Genetically            Preclinical            Aviron
                            engineered
                            live virus
Parainfluenza Virus Type 3  Bovine live virus      IND Supplement Filed   Aviron

Epstein-Barr Virus          Recombinant subunit    Phase I/II Clinical    SmithKline
                            glycoprotein           Trial Planned          Beecham/
                                                                          Aviron (3)
Cytomegalovirus             Genetically            IND Filing Planned     Aviron
                            engineered
                            live virus
Herpes Simplex Virus Type 2 Genetically            Preclinical            Aviron
                            engineered
                            live virus
Respiratory Syncytial       Genetically            Research               Aviron
 Virus                      engineered
                            live virus

 --------
 (1) "Pivotal Phase III Clinical Trial-Stage 1 Completed, Stage 2 Planned" means Aviron has completed a multi-center, double-blind, placebo-controlled clinical trial for safety and efficacy. Stage 2 will enroll the same patients to collect immunogenicity data as well as additional safety and efficacy data.
     "Manufacturing Consistency Lot Trial Underway" means Aviron is conducting a clinical trial to demonstrate consistency across lots to submit as part of a PLA.
     "Challenge Efficacy Study Completed" means Aviron completed vaccination of patients in a multi-center, double-blind, placebo-controlled clinical trial for safety, immunogenicity and efficacy.
     "Phase III Safety and Effectiveness Trial Planned" indicates that Aviron intends to conduct a clinical trial to assess safety and effectiveness, measured by utilization of health care services and absenteeism. "Clinical Trials Planned" indicates that no clinical trial has been conducted by Aviron to date, but Aviron intends to proceed directly to Phase II clinical trials for safety to support a labeling claim to include in or supplement its PLA filing.
     "IND Filing Planned" means the Company has selected several vaccine candidates for testing in clinical trials in preparation for preparing an IND filing.
     "Preclinical" includes assessment of specific vaccine candidates for growth properties in cell culture and for attenuation and immunogenicity in animal models.
     "IND Supplement Filed" indicates that no clinical trials have been conducted by Aviron to date, but the FDA has received the IND and allowed the 30-day comment period to expire.
     "Phase I/II Clinical Trial Planned" indicates that SmithKline Beecham is preparing to conduct a Phase I/II clinical trial in Europe to demonstrate safety and immunogenicity.
     "Research" includes identification of vaccine candidates and approaches to create new candidate strains. See "-- Government Regulation."
 (2) Commercial rights for Korea for most listed programs are licensed to Sang-A. See "-- Collaborative Agreements."
 (3) Worldwide rights (except Korea) licensed to SmithKline Beecham; Aviron retains certain United States co-promotion rights. See "--
     Collaborative Agreements."

 Influenza

  Every year in mid- to late-winter, influenza spreads across the globe, infecting an average of approximately 10% to 20% of the United States population. In the United States, 35 to 50 million cases of influenza occur annually. Influenza cases are associated with symptoms lasting for at least three to five days, an average of approximately three days of lost work or missed school, and approximately 20,000 deaths each year. Field studies indicate the attack rate ranges from a low of 10% in persons over age 65 to a high of 36% in children aged one to 18. Children are also a major factor in spreading influenza to other population segments, including those at high risk of contracting the disease. At the peak of a typical epidemic, reportedly 9% to 22% of all physician office visits are for flu-like symptoms. Over 90% of influenza-related deaths occur in people over age 65, but children under age five and women in the third trimester of pregnancy are also at higher risk for serious complications. Several times this century, influenza has appeared as a much more serious pandemic. These major pandemics occur when the influenza virus undergoes "antigenic shift" in which one influenza subtype is replaced by a different strain for which the population has not developed antibodies and, therefore, for which it is extremely susceptible to infection.

  The variability of certain components of the influenza virus requires that the influenza vaccine be modified annually. The CDC and the World Health Organization (the "WHO") maintain a global network which generates data required to select strains for the coming influenza season's vaccine and monitor the occurrence of especially severe epidemics. Based on these data, the FDA and the CDC discuss circulating influenza strains which are candidates for inclusion in the following season's influenza vaccine. A similar process is undertaken in Europe by the WHO and various national authorities. Currently available inactivated influenza vaccines contain three strains of influenza virus (two strains of influenza A and one strain of influenza B) and are therefore called trivalent vaccines. Typically one or sometimes two of the strains in these trivalent vaccines are recommended for updating annually. Current vaccines have been variously reported to be 60% to 90% effective in preventing illness, pneumonia, hospitalization and death due to complications from influenza.

  The ACIP has identified the principal target groups for the current influenza vaccine as those at increased risk for influenza-related complications, including persons age 65 or older, residents of chronic-care facilities, adults and children with chronic disorders of the pulmonary or cardiovascular system, adults and children who have required regular medical follow-up or hospitalization during the preceding year because of chronic metabolic diseases or immunosuppression, children and teenagers receiving long-term aspirin therapy and therefore at risk of developing Reye's syndrome, and pregnant women. The next level of priority for vaccination identified by the ACIP includes certain groups, such as health care personnel and household members (including children), that may transmit influenza to high-risk persons. Furthermore, the ACIP recommends that physicians administer influenza vaccine to any person who wishes to reduce the chance of becoming ill with influenza.

  The FDA estimates that over approximately 75 million influenza vaccine doses were manufactured for use in the United States in 1996. According to the CDC, 55% of the 34 million Americans over age 65 received the annual influenza vaccine during the 1994 calendar year, up from less than approximately 25% a few years earlier. The United States Department of Health and Human Services has set a goal for administrating the influenza vaccine to at least 60% of Americans over age 65, by the year 2000. The Company believes that a lower percentage of high-risk individuals under age 65 were vaccinated in 1994, and that the majority of influenza doses used in the United States are being administered to healthy adults under age 65, many of whom participate in voluntary work place immunization programs. Experts suggest that very few of the 70 million children under age 18 receive the annual influenza vaccine.

  In addition to the currently available vaccines, two oral drugs are currently approved for use in the prevention and treatment of influenza A: amantadine, which has been on the market for many years, and rimantidine, a closely related compound which produces fewer side effects. Both agents have been shown to be effective in reducing the severity of influenza A disease and the number of days of disability, but are not effective against influenza B. Both are also recommended for daily use during the influenza season by certain high-risk persons for whom the influenza vaccine is contraindicated. However, there is a concern that widespread prophylactic use could lead to emergence of drug-resistant strains.

  Aviron's Cold Adapted Influenza Vaccine. The Company's most advanced program is based on the live cold adapted influenza vaccine technology discovered by Dr. H. F. Maassab, licensed from the University of Michigan and subject to a Cooperative Research and Development Agreement ("CRADA") with the NIH. The cold adapted influenza vaccine is currently undergoing extensive clinical trials by Aviron, many of which are coordinated with NIH-sponsored investigators. Prior to Company-initiated trials, at least 65 clinical trials of the cold adapted influenza vaccine technology were performed since 1977, involving more than 15,000 volunteers, of whom over 7,000 received the cold adapted influenza vaccine. See "-- Influenza Clinical Trials."

  The Company is developing a cold adapted influenza vaccine for widespread annual use in children, adults, high-risk individuals and for co-administration with the inactivated vaccine for improved protection in the elderly. The quality of the immune response induced by cold adapted influenza vaccine differs from that induced by inactivated influenza vaccines. The cold adapted influenza vaccine elicits an immune response to multiple viral proteins mimicking the natural immunobiology of influenza, whereas the response to the classical inactivated vaccine is directed primarily to one component of the virus. Because the cold adapted influenza vaccine is delivered as a nasal spray, the Company believes it would provide the first practical way to immunize children on an annual basis. Children are an important target because, while the elderly experience the greatest mortality from the annual influenza epidemic, much of the morbidity and illness occurs in young children. Children are also thought to be important in the spread of influenza in the population. In addition to its proposed use in physician's offices, Aviron believes that the nasal spray delivery of this vaccine will enable it to be administered by adults without special medical training, so that it will be practical to consider delivery via pharmacies, schools, day care centers, and possibly in the home. However, before delivery methods are established in these settings, the Company will be required to formulate the cold adapted influenza vaccine to ensure stability of the vaccine in such settings. There can be no assurance that the Company will be able to do so or that regulatory authorities will approve such delivery methods.

  Aviron also is targeting healthy adults, many of whom are being offered influenza prophylaxis by their employer and who may prefer Aviron's intranasal administration to injection. The Company believes that many adults who regularly receive the inactivated influenza vaccine will select the intranasal vaccine if given the choice, and that people who have avoided "flu shots" in the past will receive a vaccination if the intranasal alternative is available. In addition, the Company is developing its vaccine for co-administration by nasal spray with the inactivated influenza vaccine injection for the elderly. While efficacy in the elderly has not been conclusively demonstrated, nursing home studies suggest that simultaneous administration of the intranasal cold adapted influenza vaccine with an injection of the inactivated vaccine offers added protection compared to administration of the inactivated vaccine alone. Aviron intends to seek recommendations from the ACIP and the American Academy of Pediatrics and other medical advisory bodies for use of the cold adapted influenza vaccine in the appropriate population.

  Aviron's Next-Generation Genetically Engineered Influenza Vaccine. The Company is using its proprietary reverse genetics technology to engineer future generations of influenza vaccines which are designed to the needs of various age groups in the population. The Company's next priority is to develop strains which offer improved protection in the elderly compared to the currently available inactivated vaccines. Since most elderly persons have had experience with several influenza infections in their lifetime, pre-existing antibodies may prevent the cold adapted virus from multiplying sufficiently to be used as an alternative to the currently available vaccines in the elderly. To address this problem, Aviron scientists have created new strains of influenza vaccine candidates which have been evaluated and shown to be attenuated in ferrets, an animal model for influenza. Vaccinated animals were protected from subsequent challenge with a virulent strain of influenza. Some of the Company's genetically engineered strains have been found to better replicate in the upper respiratory tract of these animals than the cold adapted influenza vaccine, while retaining the property of restricted growth in the lower respiratory tract. Work with the cold adapted influenza vaccine has shown that these features are associated with desirable characteristics of attenuation in humans. However, animal model results are not necessarily predictive of results in humans. The Company believes that these strains may be more immunogenic than the cold adapted vaccine and, therefore, more suitable for use as a single-dose vaccine for the elderly. No assurance can be given that the Company will be able to commence or successfully complete clinical trials on a timely basis, if at all.

 Parainfluenza Virus Type 3

  PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Every year, primarily during the spring and summer months, PIV-3 infects infants, children and adults. In the United States, at least 60% of children are infected by the time they reach two years of age, and 80% by four years of age. These cases are associated with symptoms lasting from three to eight days and approximately 17,000 hospitalizations per year. Children are also a major factor in introducing PIV-3 infection into the family setting. PIV-3 frequently reoccurs and children typically experience two to three infections of decreasing severity. Unlike influenza, PIV-3 undergoes only a very minor degree of variation in the surface proteins from year to year; therefore, a PIV-3 vaccine will not require annual updates.

  Both serum and nasal antibodies directed to PIV-3 surface proteins play a role in protection against PIV-3 disease. It is thought that protection of the lower respiratory tract from PIV-3 replication and disease requires high serum antibody levels, whereas resistance to infection and protection against disease in the upper respiratory tract requires mucosal antibodies in the nose. There is currently no available vaccine to protect against PIV-3 infection, and no drug for treatment of PIV-3 disease.

  Aviron's Live Parainfluenza Virus Type 3 Vaccine. The Company's live intranasal vaccine program for PIV-3 utilizes bovine PIV-3 (bPIV-3) vaccine technology licensed from the NIH. Use of bPIV-3 as a vaccine to protect humans against human PIV-3 strains is based on the successful strategy first used by Jenner for smallpox vaccination, in which an animal virus is used to protect humans from the analogous human virus. It is thought that the attenuation of bPIV-3 seen in primates is due to mutations sustained throughout its genome during its long evolutionary adaptation to the bovine host.

  Prior to the Company's in-licensing of the bPIV-3 vaccine, it had been tested in Phase I clinical trials in over 100 adults, children and infants. In all age groups, the bPIV-3 vaccine appeared satisfactorily attenuated, safe and genetically stable. Eighty-five percent of seronegative infants and children (six to 60 months of age) were infected by the tested dose, and 61% of bPIV-3 recipients developed a level of antibody to PIV-3 previously associated with protection from disease. The vaccine strain infected 92% of infants younger than six months of age, even in the presence of maternally-derived PIV-3 antibodies. Infection with the bPIV-3 vaccine stimulated an immune response to PIV-3 in 42% of these young infants. The Company has filed an IND for a Phase II clinical trial of bPIV-3 using the existing bPIV-3 vaccine supply produced and tested for the NIAID and expect that the trials will begin by the end of 1997. There can be no assurance that this trial will be commenced or, if commenced, will be successful, or that the Company will develop successfully and receive FDA approval of its bPIV-3 vaccine.

 Epstein-Barr Virus

  Epstein-Barr virus, a herpes virus that causes infectious mononucleosis, infects most people at some point in their lifetime. Infection at a young age may cause mild symptoms, but the debilitating syndrome of infectious mononucleosis is most common where infection first occurs in adolescence or young adulthood via exchange of saliva. Sore throat and swollen neck glands are followed by a period of fatigue and lethargy which can last for weeks or even months. Approximately 10% of high school and college students become infected with EBV each year in the United States, of which half or more may develop infectious mononucleosis. The disease usually runs its course without significant medical intervention; however, the long duration of infectious mononucleosis can be a serious problem for high school and college students and workers.

Enlargement of the liver and spleen are also common, so doctors typically prohibit participation in athletic activities to prevent serious injuries. EBV is one of the viruses implicated as a contributing cause of cancer in humans, including Hodgkin's disease, post-transplant and other lymphomas, nasopharyngeal carcinoma (the most common head and neck cancer in large regions of Asia) and Burkitt's lymphoma (a significant disease in Africa).

  The Company is developing a subunit vaccine for EBV based on the single surface antigen responsible for most of the neutralizing antibodies stimulated by EBV infection. Quantities of this antigen have been expressed, purified and evaluated in a rabbit model, where preliminary results indicate that the antigen is immunogenic when combined with an adjuvant. In 1995, the Company entered into a worldwide collaboration with SmithKline Beecham, excluding Korea, whereby SmithKline Beecham will fund the development of Aviron's EBV vaccine in exchange for certain marketing rights. The Company has delivered clinical trial materials to SmithKline Beecham to begin a Phase I/II clinical trial in Europe of the subunit vaccine by the end of 1997 to demonstrate safety and immunogenicity. There can be no assurance that this trial will be commenced or, if commenced, will be successful, or that FDA approval will be obtained for any vaccine candidate. See "-- Collaborative Agreements."

 Cytomegalovirus

  Most people become infected with CMV, another member of the herpes virus family, at some time in their life, and in the United States 40% to 60% of infections occur in childhood. These infections are typically asymptomatic or result in mild illness with sore throat, headache, fatigue and swollen glands. CMV also can cause an infectious mononucleosis syndrome clinically indistinguishable from that associated with EBV infection. More serious CMV disease is also often associated with a weakened immune system, as is often found in AIDS, cancer and transplant patients, which may be due to reactivation of CMV acquired early in life or a primary, infection. In addition, if a woman is first exposed to this virus early in pregnancy, the resulting infection can cause serious fetal abnormalities. Approximately 40,000 infants in the United States are infected each year, resulting in varying levels of brain damage or deafness in over 10% of these infants. Congenital CMV syndrome results in significant expenditures for neonatal intensive care and potentially lifelong custodial care.

  No vaccine currently is available for CMV. Antibodies from persons with high levels of immunity, are available in the form of hyperimmune globulins for certain high-risk patients, but use of these products can be costly and of limited efficacy. The Company believes that widespread vaccination of children with a safe effective CMV vaccine is justified for the same reason that children in the United States are vaccinated against rubella: to protect unborn children from birth defects by reducing the risk that mothers are exposed to infected children.

  A live attenuated CMV vaccine candidate, known as the Towne strain, has been tested by third parties in several hundred people. This strain was reported to be well tolerated, but did not provide sufficient protection in pregnant mothers of children in day care who were at risk for congenital CMV, or in transplant recipients at risk of acquiring CMV from the donor organs. Aviron scientists have discovered differences between the genome of the Towne strain and that of wild-type CMV. Based on this knowledge, the Company has used its Rational Vaccine Design approach to create new recombinant CMV vaccine candidates in an attempt to strike the appropriate balance between attenuation and protection. Some of these vaccine candidates have been made and tested by Aviron in a specialized animal model. The Company has selected several vaccine candidates for testing in clinical trials for the prevention of CMV disease. However, no assurance can be given that clinical trials will be commenced or, if commenced, will be successful, or that the Company will develop successfully and receive FDA approval of its CMV vaccine candidate.

 Herpes Simplex Virus Type 2

  It is estimated that HSV-2, the cause of genital herpes, infects one out of five persons in the United States. Only one-third of those infected experience symptoms, but a significant portion of new infections are caused by transmission from asymptomatic individuals. Genital herpes is a non-lethal but incurable disease that invades the body once and settles in for a lifetime, often manifesting its presence several times a year with painful sores in the genital area. It is estimated that there are over 700,000 new cases of genital herpes per year in the United States, and that the disease is responsible for over 500,000 physician visits per year.

  Genital herpes also can be acquired by newborn babies as they pass through the birth canal of infected mothers. Neonatal herpes simplex infection can result in serious damage to the brain and many other organs. Even with therapy, over 20% of the 1,500 infants infected each year in the United States die, and many of the survivors are seriously impaired. In addition, efforts to prevent neonatal herpes contribute significantly to the cost of the disease. Thousands of women in the United States with a history of genital herpes are advised to undergo a Cesarean section when prenatal cultures or examinations suggest a recurrence near the time of delivery. HSV-2 infection can also lead to serious and fatal complications in adults with impaired immune systems due to AIDS or drug therapy for organ transplants.

  The most widely used drug therapy for HSV-2 disease is acyclovir (Zovirax), which has been shown to reduce the severity and duration of herpetic lesions, although most patients treated still experience symptoms for several days. When taken several times a day as a prophylaxis for HSV-2, acyclovir also has been shown to reduce the frequency of recurrences. Several additional therapeutics are available or are in the late stages of clinical trials, and several prophylactic vaccines are in clinical trials; however, no vaccine currently is available to prevent genital herpes. One company recently reported a lack of efficacy in Phase III clinical trials of a subunit vaccine. A second company is conducting a Phase III clinical trial of a different subunit vaccine.

  Aviron has used its Rational Vaccine Design approach to create injectable live attenuated vaccine candidates intended to prevent HSV disease in uninfected children and young adults. Two of the Company's founders, Dr. Bernard Roizman and Dr. Richard Whitley, in collaboration with Pasteur Merieux Serums et Vaccins, developed a prototype live herpes vaccine based on an oral herpes virus (HSV-1) backbone. After extensive preclinical testing, the virus was tested in humans; however, the immune response following vaccination was deemed insufficient. This insufficiency was attributed to the use of the HSV-1 backbone from which too many important genes had been deleted, thus rendering the virus over-attenuated. Aviron has licensed this technology, along with patents covering strategies for more specific deletions, from ARCH Development Corporation. Aviron has used this technology to create live vaccine candidates using an HSV-2 backbone, which it has evaluated in preclinical models. Several candidates have shown attenuation in various rodent models, as well as efficacy in protecting guinea pigs and primates from challenge with a lethal dose of wild-type HSV-2. The Company is developing additional vaccine candidates and intends to use the results of further animal studies to select one or more candidates for evaluation in clinical trials. There can be no assurance, however, that the Company will commence or successfully complete clinical trials on a timely basis, if at all.

  In July 1996, Aviron licensed certain of its patent rights covering or related to the use of HSV-2 for treatment of cancer and for gene therapy, but excluding use for vaccines, to NeuroVir Research, Inc., a private Canadian corporation ("NeuroVir"). In exchange, Aviron received shares of capital stock and warrants to purchase shares of capital stock, representing in the aggregate approximately 16% of the outstanding equity securities of NeuroVir on a fully-diluted basis after the first round of financing. Aviron is under no obligation to fund development of this technology.

 Respiratory Syncytial Virus

  RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths a year in the United States. Infection is manifested as cough and fever and, in some cases, pneumonia. While RSV infection can occur at any time of year, epidemics generally occur in the winter. Most cases are in children under age four, with the peak of severe illness under six months of age, particularly in infants with pre-existing heart and lung disease. The only prevention for RSV currently available is passive administration of polyclonal antibodies, although certain third parties are testing a cold adapted live attenuated RSV vaccine in infants. Available drug therapy is reserved for the most serious cases as it has significant side effects. Aviron is developing a genetically engineered live attenuated virus vaccine for RSV using its proprietary reverse genetics technology. Aviron's objective is to use this technology to create a number of live virus vaccine candidates which can be tested in animal models before selecting a candidate for testing in humans. However, no assurance can be given that the Company will be successful in identifying a vaccine candidate.

INFLUENZA CLINICAL TRIALS

 Clinical Trials Conducted by Aviron

  The Company has conducted and continues to conduct clinical trials to demonstrate safety and efficacy of its cold adapted influenza vaccine. To date, the Company has tested the trivalent vaccine in over 2,300 children and adults. While the Company believes that it can use previous trial data from others to support its regulatory filings, the Company's use of the previous data to establish safety and efficacy of its proposed vaccine is limited because very few of the clinical trials involved a vaccine delivered through a nasal spray. The Aviron clinical trials relate to the safety and efficacy of the trivalent formulation as well as the safety of its delivery, by intranasal spray. Aviron enrolled a total of 615 patients in Phase I/II clinical trials, 92 patients in a Phase II challenge study in adults in collaboration with the NIH, and 1,602 children in a pivotal Phase III clinical trial.

  Aviron conducted a safety and immunogenicity study involving 239 healthy adults at three university research centers. Patients were randomly assigned to receive either Aviron's live cold adapted influenza vaccine by nasal spray or nose drops, or placebo by nasal spray or nose drops. No serious adverse events attributable to Aviron's vaccine were seen in any subjects, and there were no statistically significant differences in the occurrence of fever, sore throat, runny nose, cough, headache or any other potential reaction assessed in the study between the vaccine or placebo or between the different types of administration. Statistically significant serum antibody responses to all three strains in the vaccine were observed in the subjects receiving the live cold adapted influenza vaccine compared to placebo. The magnitude of these antibody responses was within the range of responses seen in previous trials by others of the live cold adapted influenza vaccine, which are lower than the serum responses typically observed following immunizations with the inactivated influenza vaccine.

  Two hundred thirty-eight children between the ages of 18 months and five years were enrolled at four Vaccine Treatment Evaluation Units ("VTEUs") and 118 children were enrolled at the Center for Vaccine Development in Santiago, Chile, in a Phase I/II double-blind, placebo-controlled safety, immunogenicity and dose-escalation study. The study design and endpoints were similar to the adult study, except that the initial phases used a dose lower than that given to adults. No serious adverse events were seen in any subjects in any of the three phases of the dose escalation, and there were no statistically significant differences in the occurrences of fever, sore throat, runny nose, cough, wheezing, or irritability assessed in the study between the vaccine or placebo or between the different types of administration. Statistically significant serum antibody responses to all of the three strains were observed in the subjects receiving the higher dose of the live cold adapted influenza vaccine compared to placebo. The magnitude of these antibody responses was within the range of responses seen in previous trials by others of the trivalent cold adapted influenza vaccine.

  Aviron's intranasal spray formulation of the live cold adapted influenza vaccine also has been tested in a double-blind, placebo-controlled Phase II challenge study at two VTEUs involving 92 healthy young adults. Subjects were randomized to receive either the live cold adapted intranasal vaccine, the inactivated injectable vaccine or placebo. There were no serious adverse events attributable to Aviron's vaccine seen in any subjects, and there were no statistically significant differences in the occurrence of any potential reactions assessed in the study between either vaccine or placebo. Following vaccination and subsequent intranasal administration of the wild-type challenge virus, the incidence of laboratory-documented influenza, a prospectively defined primary endpoint of the trial, was 7% in subjects vaccinated with the live cold adapted intranasal influenza vaccine, 13% in subjects vaccinated with the inactivated injectable influenza vaccine and 45% in subjects who received placebo. The reduction in laboratory-documented influenza compared to placebo was statistically significant for the live cold adapted vaccine (p < 0.001) and the inactivated vaccine (p = 0.01). The other prospectively defined primary endpoint of the study was the proportion of subjects shedding the challenge virus after its administration. No significant differences were seen between the two vaccines and placebo in viral shedding.

  Of the recipients of the live cold adapted influenza vaccine, 10% experienced moderate or severe respiratory symptoms following administration of the wild-type influenza challenge virus, a statistically significant reduction compared to 39% of placebo recipients (p = 0.01). The rate of moderate or severe respiratory symptoms observed following challenge virus in the inactivated injectable vaccine was 22% which was not statistically significant compared to placebo. While the rate of respiratory illness seen in the placebo group was consistent with previous influenza challenge efficacy trials by others, the rate of febrile or systemic illness following challenge was lower than in previous trials. These data have not been peer reviewed, however, and no assurance can be given that the conclusions drawn from this analysis will not change as a result of further study by the Company or during the peer review process.

  Based on trials by others which showed that a modest immune response in young children to one or two of the strains after a single dose could be boosted significantly by a second dose approximately two months later, the Company initiated a two-year pivotal Phase III clinical trial to evaluate one- and two-dose regimens in children. The Company's clinical trial data suggest that a repeat or booster dose may be required in young children due to their lack of previous exposure to influenza or influenza vaccines. Two doses of the inactivated injectable influenza vaccine are recommended annually for young children receiving influenza prophylaxis for the first time. The Company enrolled 1,602 children at 10 clinical sites in the pivotal Phase III clinical trial, of which 1,314 were vaccinated with a second dose 46 to 74 days after initial vaccination. The primary endpoint of the first stage of the study was defined as protection of children from culture-confirmed influenza during naturally occurring epidemics of influenza.

  The data were unblinded in July 1997 following a single year of patient accrual due to the adequate incidence of influenza in the study population, rather than continuing to collect efficacy data for a second influenza season. The Company and NIAID announced that, based on an initial analysis of the first stage of the Phase III trial, Aviron's live cold adapted intranasal vaccine for influenza demonstrated a 93% protection rate against culture confirmed influenza in those children receiving two doses, the primary endpoint of the study. Only 1% of children receiving two doses experienced culture-confirmed influenza, compared to 18% of those receiving the placebo. These results were statistically significant. Although the data have not yet been peer-reviewed, the clinical investigators intend to present the initial findings of this trial at scientific conferences in fall 1997 and to submit their findings in 1997 for publication in a peer-reviewed medical journal. The Company intends to submit a PLA to the FDA based on the data from this trial and prior studies, and will support its PLA with additional data from the second stage of this Phase III clinical trial as well as other trials.

  The Company plans to conduct the second stage of its pivotal Phase III clinical trial during the 1997/98 influenza season in the same patients as the first stage of this trial. The second stage of the clinical trial will collect immunogenicity data, as well as additional safety and efficacy data. There can be no assurance that the results of this trial will support the results of the recently completed first stage of this trial. Failure to do so could have a material adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company also plans to conduct a clinical trial for use of the vaccine in children with asthma during the 1997/98 influenza season.

  Aviron is currently conducting a manufacturing consistency lot trial in 500 children at the Center for Vaccine Development at the University of California, Los Angeles. Approval to market vaccines typically requires evidence from such a trial demonstrating that the product can be manufactured consistently from lot to lot.

  The Company has completed a Phase II challenge study in adults for its live cold adapted intranasal vaccine for influenza. The Company intends to conduct a Phase III trial in healthy adults during the 1997/98 influenza season to determine safety and effectiveness, measured by utilization of health care services and absenteeism. The Company intends to seek labeling claims for use of this vaccine in healthy adults in future PLA supplements, based on prior trials, as well as the Phase II challenge study and any additional data available from the Phase III clinical trial for safety and effectiveness. However, there can be no assurance that the Phase III trial will be successful or that the Company's PLA filings will be approved for healthy adults.

  The Company is also planning a Phase II clinical trial for safety in the elderly and high risk adults for the use of an intranasal vaccine for coadministration with the currently available injectable vaccine during the 1997/98 influenza season. The Company intends to use this data to support a label claim for safety for such coadministration in high risk adults and the elderly. In addition, the Company is planning to conduct an open label clinical trial in adults and children who volunteer to participate in the trial. The data from this trial is intended to support the safety and efficacy of the Company's cold adapted influenza vaccine.

  To date, none of the data announced by the Company from its clinical trials have been submitted for publication in peer-reviewed journals. Moreover, the data necessary to calculate the primary endpoints the first stage of the Company's pivotal Phase III clinical trial only became available in July 1997. There can be no assurance that the analysis of data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change as a result of further study by the Company or its collaborators of the primary endpoints or secondary endpoints or in the course of peer review for publication or regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospect for regulatory approvals of its live cold adapted influenza vaccine candidate. Furthermore, there can be no assurance that the Company will commence clinical trials as planned, or that if commenced, such trials can be completed on a timely basis, or at all.

 Clinical Trials Conducted by Others

  The Company's most advanced vaccine product is based on the cold adapted influenza vaccine technology licensed from the University of Michigan and the NIH. The Company has obtained from the NIH and the University of Michigan exclusive rights to trial results and data from the work at the VTEUs and Wyeth-Ayerst. Aviron has reviewed the data from over 65 previous clinical trials of influenza vaccine viruses derived from the University of Michigan master strains. These studies, performed since 1976, involved more than 15,000 volunteers, of whom over 7,000 received the cold adapted influenza vaccine. Most of these trials were conducted by academic investigators to explore the biology of the vaccines and were not designed to support an application to the FDA for approval to market a product. Each of the 15 vaccine strains that were tested were derived from the master strains and typically corresponded to the contemporaneous inactivated influenza vaccine for the year of testing.

  Those who received the cold adapted vaccine ranged in age from two months to over 80 years. More than 50 of these trials studied strains of influenza A vaccine, involving more than 13,000 volunteers, and 15 of the trials studied strains of influenza B vaccines, involving approximately 2,200 volunteers. In the aggregate, these clinical trials involved over 2,000 children. Nearly all of these trials used monovalent (one strain) or bivalent (two strains) formulations, containing only one or two of the three strains usually found in the current trivalent inactivated vaccine. These trials used either placebo or an inactivated virus vaccine as controls. In these clinical trials, trivalent formulations were administered to about 350 adults and 200 children. The cold adapted influenza vaccine was given in most of these clinical trials as nose drops, although in some instances it was given as a nasal spray.

  The effectiveness of the cold adapted influenza vaccine in preventing influenza infection in adults and children has been evaluated in seven adult and three pediatric challenge studies. Six of these adult challenge studies were placebo-controlled and involved 254 seronegative (relatively low levels of prior antibodies to the influenza strains used in the study) adults who were challenged within six months of vaccination. A challenge study is a clinical trial in which, typically, 20 to 30 adult volunteers are given wild-type influenza by nose drops, one to two months following immunization with the experimental or control vaccine preparation. Compared to placebo rates, the cold adapted influenza strains resulted in significant reduction (66% to 100%) in systemic illness compared to the placebo group and a reduction (17% to 100%) in infection as measured by evidence of challenge virus replication, or virus shedding, in the nose of the recipient. Two of these six studies included a comparison group of subjects treated with the inactivated virus vaccines. While these studies did not have a sufficient number of patients to detect a statistical difference between the cold adapted and inactivated vaccines, the cold adapted vaccine protection rates were equal or better than those seen for the inactivated vaccine in each of the five studies. In one study where adults were challenged seven months after immunization, less protection was seen as measured by infection or any illness for both inactivated and cold adapted vaccines. However, protection rates against systemic illness, such as fever, were 79% to 100% for the cold adapted vaccine and 67% to 84% for the inactivated vaccine.

  Children are challenged in such studies using the cold adapted influenza vaccine as the challenge virus rather than virulent wild-type virus. The endpoint measured in children is protection from infection, defined as vaccine virus growth in the nose after challenge. Of the three placebo-controlled studies in 86 children, prior immunization with the cold adapted influenza vaccine was associated with a significant reduction (52% to 100%) in the percent of children infected with the challenge virus compared to placebo. In the only children's study that included a comparison to inactivated vaccine, the cold adapted vaccine resulted in a 52% reduction in virus shedding, whereas the inactivated vaccine reduced shedding by 6% compared to the placebo.

  Cold adapted influenza vaccines also have been tested in field trials where children and adults were vaccinated before the influenza season, and are then followed during the next six months in order to assess protection against influenza disease. The largest study was conducted over four consecutive influenza seasons. Approximately 5,200 children and adults from ages one to 65 were randomly assigned to each arm of this double-blind, placebo-controlled study. This study design only allowed comparison of the inactivated and cold adapted influenza A components. Both vaccines were considered to be well-tolerated, with slightly increased redness and tenderness at the injection site in those receiving the inactivated vaccine and slightly increased sore throat or runny nose, lethargy and aches in those receiving the vaccine nose drops. This study showed that both cold adapted and inactivated influenza vaccines were well tolerated and reduced infection and morbidity due to influenza A. The relative efficacy of the two vaccines differed from one epidemic year to another and according to which measurement was used to assess efficacy. As measured by rises in circulating antibodies during the influenza season (seroconversion), the inactivated vaccine appeared more effective. However, it is not clear how well this correlates with actual protection, as the cold adapted and inactivated vaccines both protected recipients from culture-positive disease at rates which did not differ by an amount which was statistically significant.

ADDITIONAL RESEARCH PROGRAMS

  Live Viruses as Vectors

  Aviron believes that its virus engineering technology may be used to create strains which carry "foreign" genes and are able to deliver genetic or antigenic information to specific tissues in the host. For example, it is possible to engineer antigens from other viruses into influenza, as has already been demonstrated for small antigenic regions from agents such as HIV and malaria. RSV and PIV-3 are two other important causes of childhood infections which may be targeted by using the influenza virus as a vector to deliver antigens.

  Members of the herpes virus family may also serve as vectors to deliver antigens to make vaccines which protect against other viruses. Due to the natural properties of this virus, it may be useful to deliver genetic information to the central nervous system.

  Modified Herpes Simplex Viruses to Treat Brain Cancer

  The Company's proprietary technology to modify herpes simplex viruses has been evaluated by others in animal models for the treatment of brain cancer. Malignant glioma is the most lethal of the common tumors originating in the brain. In spite of surgical therapy radiotherapy and chemotherapy, five-year survival rates in humans of approximately 5% are seen. Many new therapies have been investigated, including radiation, hyperthermia, phototherapy, immunotherapy, novel drug delivery for chemotherapy and gene therapy. Two of Aviron's founders, Dr. Richard Whitley and Dr. Bernard Roizman, modified the herpes simplex virus using genetic engineering and have tested this virus in an animal model of malignant glioma. Preliminary results show that tumor size was reduced by the modified viruses, resulting in longer life and reduced neurological deficit for the treated animals.

  Aviron has entered into a collaboration with Neurovir to develop the Company's proprietary technology for the use of herpes simplex virus to treat brain cancer and as a vector for gene therapy for treatment of cancer and neurological disease. No assurance can be given that Neurovir will be successful in developing this technology.

PRODUCTION AND MANUFACTURING

  The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's clinical trials is being supplied by Evans pursuant to a manufacturing and development agreement entered into in November 1995 (the "Evans Clinical Agreement"). Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States and produces an injectable influenza vaccine that would compete with the Company's cold adapted influenza vaccine. Under the Evans Clinical Agreement, Evans is producing and supplying the Company with sufficient quantities of cold adapted influenza vaccine to conduct its current clinical trials and those planned for the 1997/98 influenza season, subject to certain limitations. Under the agreement, Evans is also collaborating with Aviron to develop a formulation of the cold adapted influenza vaccine requiring only refrigeration rather than frozen storage. The Company also granted Evans a right of first negotiation with respect to distribution rights for the vaccine in Europe. Either party may terminate the Evans Clinical Agreement upon six months notice to the other party.

  The Company is currently conducting clinical trials to demonstrate lot-to-lot consistency of the cold adapted vaccine being supplied by Evans. Consistency information is necessary for the Company's FDA submission.

  The Company plans to obtain initial commercial quantities of its cold adapted influenza vaccine, if approved by the FDA, for its first two influenza seasons of commercial production from Evans. Pursuant to an agreement entered into in April 1997 (the "Evans Commercial Agreement"), Evans has agreed to manufacture the Company's live cold adapted influenza vaccine until December 31, 2000, the expiration of the initial term of the Evans Commercial Agreement. Thereafter, the Company will be required to either extend its contract with Evans, contract with an alternative commercial supplier or obtain a commercial manufacturing facility, which would require a significant amount of funds. There can be no assurance that the Company will be able to extend the term of the Evans Commercial Agreement or that an alternative commercial supplier for the commercial manufacture of the cold adapted influenza vaccine can be reached, or if reached, on terms satisfactory to the Company and in time for the relevant influenza season. In addition, as part of the regulatory approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain, in addition to an approval of a PLA, an approval of an ELA for the Evans facility to manufacture the Company's cold adapted influenza vaccine.

  The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company is negotiating an agreement for the commercial manufacture and supply of such devices. Although the device will not be reviewed separately by regulatory authorities, the Company will rely on the manufacturer to make available the manufacturing process of the device as part of the PLA submission for the cold adapted influenza vaccine. There can be no assurance that an agreement with this or any other device supplier can be reached on satisfactory terms, on a timely basis, or at all.

  In addition, to make the vaccine available for clinical trials or commercial sales before each influenza season, the Company must successfully modify the vaccine within a six-month period to include selected strains for a particular year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to IND or PLA and ELA applications, will be obtained or that any products, if introduced, will be successfully marketed.

  In April 1996, the Company completed construction of a pilot manufacturing facility for its potential vaccine products other than the cold adapted influenza vaccine. Funding was obtained through the Company's existing capital lease line of credit. The Company currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. Furthermore, the Company would be required to register its facility with the FDA and with the California Department of Health Services and would be subject to state and federal inspections confirming the Company's compliance with cGMP regulations established by the FDA. However, no assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

  The Company is alternatively considering the use of contract manufacturers for the commercial production of its potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its potential products, including the cold adapted influenza vaccine, in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production.

MARKETING AND SALES

  The current purchasers of vaccines are principally physicians, large HMOs and state and federal government agencies. However, the United States health care system is undergoing significant changes and the relative proportion that each group will represent in the future will depend on factors such as legislative changes and the economy. The Company intends to sell its products directly to HMOs, large employers and state and federal health care agencies, and to other buyers outside the United States through partners with strong capabilities in local markets. Outside the United States, the Company plans to sell its potential products through collaborative agreements with strategic partners. Aviron intends to use rigorous cost-effectiveness analysis as a guide for its pricing strategy and in support of its marketing plans.

  The Company currently has no marketing, sales or distribution capabilities. To market any products, Aviron must either obtain the assistance of a third party with a suitable distribution system, develop a direct sales and marketing staff of its own or combine the efforts of a third party with its own efforts. Other than SmithKline Beecham and Sang-A, the Company to date has no agreements for marketing or distributing its potential products.

  The success and commercialization of the Company's products is dependent in part upon the ability of the Company to maintain and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability, of these third parties to perform their responsibilities. Although Aviron believes that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources devoted to these activities will not be within the control of the Company. There can be no assurance that any such agreements or arrangements would be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its potential products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a marketing and sales staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own marketing and sales force or that any such force, if established, would be successful.

COLLABORATIVE AGREEMENTS

  The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To date the Company has entered into the following collaborative agreements.

 National Institute of Allergy and Infectious Diseases--Parainfluenza Virus
Type 3

  In May 1996, the Company obtained exclusive rights from the NIAID of the NIH to certain biological materials and clinical trial data for its PIV-3 program. The NIH granted to the Company exclusive rights in specific strains of bovine parainfluenza virus (the "Licensed Materials") to develop, test, manufacture, use and sell products for vaccination against human parainfluenza virus and other human and animal diseases ("Licensed Products"). In addition, the Company obtained from the NIAID the right to reference an existing IND and certain data relating to the Licensed Materials. The NIH retained certain rights to the Licensed Materials on behalf of the United States Government to conduct research and to grant research licenses to third parties under certain circumstances. In return for the rights granted by NIH, the Company will make payments to NIH on the achievement of specified milestones and will make certain royalty payments to NIH. Unless otherwise terminated, the Agreement will terminate on cessation of commercial sales of Licensed Products by the Company or its sublicensee. The Company has the unilateral right to terminate the Agreement in any country upon providing 60 days notice to NIH.

 SmithKline Beecham Biologicals S.A.

  In October 1995, the Company signed an agreement with SmithKline Beecham defining a collaboration on the Company's EBV vaccine technology (the "SB Agreement"). Under the terms of the SB Agreement, the Company granted SmithKline Beecham an exclusive license to produce, use and sell EBV vaccines incorporating the Company's technology for prophylactic and therapeutic uses on a worldwide basis, except in South and North Korea (together, "Korea"). The Company has retained the right to co-distribute a monovalent formulation of the EBV vaccine in certain markets in the United States and to have SmithKline Beecham supply such vaccine. In addition, SmithKline Beecham obtained a right of first refusal to an exclusive, worldwide (except Korea) license under any intellectual property rights relating to any live EBV vaccine technology developed or controlled by the Company during the term of the SB Agreement.

  SmithKline Beecham has agreed to fund research and development at the Company related to the EBV vaccine, in specified minimum amounts, during the first two years of the SB Agreement. SmithKline Beecham made an initial upfront payment to the Company and agreed to make additional payments upon the achievement of certain product development milestones. The Company is entitled to royalties from SmithKline Beecham based on net sales of the vaccine. Unless otherwise terminated, the SmithKline Beecham Agreement will expire upon the expiration or invalidation of the last remaining patent covered by the SB Agreement or 10 years from the date of first commercial sale of the vaccine, whichever is later. The SB Agreement may be terminated by SmithKline Beecham with respect to any country at any time. See "Legal Proceedings."

 Sang-A Pharm. Co., Ltd.

  In May 1995, the Company entered into a Development and License Agreement with Sang-A. The Company granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza (cold adapted and recombinant), EBV, CMV, HSV-2 and RSV. However, the Company is under no obligation to develop any product. Sang-A also will make payments to the Company upon the Company's meeting certain regulatory milestones for each product in Korea and will pay a royalty to the Company on net sales of such products in Korea.

  Sang-A also is obligated to establish a manufacturing facility with at least enough capacity to meet demand for all Korean product requirements for each product that reaches commercialization, if any. In the event that Sang-A's manufacturing capabilities satisfy certain objective criteria and subject to an obligation to cooperate with the Company's future corporate partners for any given products, Sang-A has a right of first refusal to manufacture a portion of the total requirements of the Company, its affiliates and sublicensees for the specified products, with the exception of the EBV vaccine, in specified countries, including the United States, provided that it can do so at a competitive price, quality and timeline.

  The term of this agreement extends, on a product-by-product basis, until 10 years from the date of first commercial sale of each product in Korea. At the conclusion of the term, Sang-A has an option to extend the agreement on a product-by-product basis, for the longer of an additional 10 years or the expiration of the patents covering such product. During any such extension, Sang-A will have either no royalty obligation to the Company or a reduced royalty obligation, depending on the product.

  In return for the rights granted to Sang-A, Sang-A made an equity investment in the Company in May 1995 of approximately $4.0 million. Sang-A subsequently made additional equity investments of approximately $1.6 million in the Company's private placement of Series C Preferred Stock and $1.9 million in the Company's initial public offering of Common Stock.

  In January 1997, the Hanbo Group declared bankruptcy. Hanbo Group is the conglomerate that owns Sang-A. The Company is unable to predict what, if any, effect the bankruptcy of Hanbo Group will have on Hanbo Group subsidiaries, including Sang-A.

 National Institute of Allergy and Infectious Diseases--Cold Adapted Influenza Vaccine

  Following a competitive application process, the Company entered into a CRADA in March 1995 with the National Institute of Allergy and Infectious Diseases of the NIH to conduct clinical trials of the Company's cold adapted influenza vaccine. Wyeth-Ayerst licensed certain rights to the vaccine from the NIH in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. Aviron has obtained from the NIH and the University of Michigan exclusive rights to trial results and data from the work at the VTEUs and Wyeth-Ayerst. The NIH has agreed to support the trials by enrolling subjects in its network of VTEUs. In addition, the Company acquired exclusive commercial rights to data generated from all previous clinical trials conducted by the NIH and Wyeth-Ayerst using the vaccine. The term of the CRADA will not exceed five years without a written amendment by the parties. Either party may terminate the CRADA for material breach.

 University of Michigan

  In February 1995, the Company entered into a materials transfer and intellectual property agreement (the "Michigan Agreement") with the University of Michigan. Pursuant to the Michigan Agreement, the University of Michigan granted the Company exclusive worldwide rights to certain intellectual property and technology, relating to a cold adapted influenza vaccine and proprietary donor strains of influenza viruses useful in the production of products for vaccination against influenza and potentially for gene therapy and other uses (the "Master Strains"). Specifically, the Company obtained the exclusive right to develop, manufacture, use, market and sell products incorporating any such intellectual property or utilizing the Master Strains worldwide. In consideration for the rights granted to the Company, the
Company: (i) made an initial cash payment to the University of Michigan; (ii) agreed to pay a royalty to the University of Michigan on net sales of products subject to the license; (iii) entered into a sponsored research agreement with the University of Michigan for a period of at least two years; and (iv) issued to the University of Michigan 1,323,734 shares of Series B Preferred Stock, which automatically converted into 264,746 shares of the Company's Common Stock at the time of the Company's initial public offering. In addition, in the event that Aviron receives approval to commercially market a product based on the University of Michigan technology, the Company has agreed to issue a warrant to the University of Michigan to purchase shares of the Company's Common Stock at a price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date of the first commercial sale of the product incorporating the University of Michigan technology.

  Pursuant to the Michigan Agreement, the Company is required to grant to the University of Michigan an irrevocable, royalty-free license for research purposes, or for transfer to a subsequent licensee should the Michigan Agreement be terminated, to (i) all improvements developed by the Company, its affiliates or sublicensees, whether or not patentable; relating to delivery mechanisms and processes for administration and manufacturing of products, as well as packaging storage and preservation processes for the Master Strains, and (ii) all new technical information acquired by the Company, its affiliates or sublicensees relating to the Master Strains and products.

  The term of the Michigan Agreement is until the later of the last to expire of the University of Michigan patents licensed to the Company or 20 years from the date of first commercial sale of a product incorporating the Michigan technology. The Company has the further right to terminate for any reason upon 12 months notice to the University of Michigan.

 The Mount Sinai School of Medicine

  In February 1993, the Company entered into a technology transfer agreement with The Mount Sinai School of Medicine of the City University of New York ("Mount Sinai"). Under this agreement, Mount Sinai assigned to the Company all of its rights, title and interest in and to certain patents and patent applications, as well as all associated know-how and other technical information relating to recombinant negative strand RNA virus expression systems and vaccines, attenuated influenza viruses and certain other technology. Mount Sinai also granted the Company (i) an option to acquire any improvements to the inventions disclosed in the assigned patents and patent applications thereafter developed by Mount Sinai and (ii) a right of first negotiation for a license or assignment to certain additional related technology. In consideration for the rights granted to the Company, the Company issued to Mount Sinai 35,000 shares of the Company's Common Stock. The Company also issued to Mount Sinai four warrants to purchase up to a total of 45,000 shares of the Company's Common Stock, each exercisable for a term of five years commencing upon the occurrence of certain milestone events. Warrants to purchase 9,000 shares are currently exercisable at a per share exercise price of $4.50. Warrants to purchase 29,750 shares became exercisable at the effective date of the Company's initial public offering at a per share exercise price of $10.00. Warrants to purchase the remaining 6,250 shares were terminated on the effective date of the Company's initial public offering according to their terms. In 1996, warrants to purchase 3,124 shares were distributed by Mount Sinai to certain inventors of the relevant technology.

 ARCH Development Corporation

  In July 1992, the Company entered into a license agreement with ARCH, pursuant to which the Company obtained an exclusive, worldwide commercialization license, with the right to sublicense, to certain patent rights and related intellectual property and materials pertaining to the herpes simplex viruses, EBV and various recombinant methods and materials. In return for the rights granted to the Company under this agreement, the Company will make payments to ARCH upon the achievement of certain milestones in the development of products covered by the license and will pay royalties to ARCH on net sales of such products. ARCH also granted the Company certain rights to improvements and additional related technology. The term of this agreement extends until the expiration of the last-to-expire patent rights covered under the license. In connection with this agreement, ARCH purchased 40,000 shares of the Company's Common Stock. Subsequent to this agreement, affiliates of ARCH made equity investments in Aviron, purchasing shares of the Company's Series A, B and C Preferred Stock, which automatically converted into a total of 222,799 shares of the Company's Common Stock upon the closing of the Company's initial public offering. ARCH has recently asserted an interpretation of the financial terms of this agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under the SB Agreement. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail could have a material adverse effect on the Company's business, financial condition or results of operations.

PATENTS AND PROPRIETARY RIGHTS

  Aviron believes that patent and trade secret protection is important to its business and that its future will depend in part on its ability to maintain its technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others. The Company owns or has licensed rights to United States and foreign patents and patent applications covering aspects of technology relating to herpes viruses, including EBV, CMV, and HSV-2 and negative strand RNA viruses, such as influenza and RSV technologies. Aviron has acquired or licensed rights to over a dozen patent applications pending in the United States, and nine issued United States patents.

  The Company has no issued patents on the technology directly related to its cold adapted influenza vaccine. The Company's rights to this technology are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master strains from which the vaccine is derived, and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH rely on patents for ownership of the rights licensed to Aviron. There can be no assurance that a third party will not gain access to the University of Michigan master strains, or reproduce the Company's cold adapted influenza vaccine or develop another live-virus influenza vaccine which might be comparable to Aviron's in terms of safety and efficacy.

  The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

  The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of these licensors to protect such trade secrets. For example, the University of Michigan relies in part on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. On July 1, 1996, Chiron filed a complaint against the Company in San Mateo County, California, Superior Court, alleging that certain of Aviron's patent applications relating to its EBV program are based on Chiron proprietary information which was improperly conveyed to Aviron by a former Chiron employee, and that the Company has engaged in unfair competition. There has been no discovery to date in this matter. A trial date has been set for November 1997 in the Superior Court of San Mateo County, California. See "--Legal Proceedings."

  The Company's success also will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensor's patents or patent applications will issue, or if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. While the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.

  The commercial success of Aviron additionally will depend, in part, upon the Company's not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these applications or patents may limit the scope of claims issuing from the Company's applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

  The Company is aware of pending patent applications that have been filed by others that may pertain to certain aspects of the Company's programs, including the Company's influenza vaccine, or its issued or pending patent applications. The Company is aware of a claim by a third party regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology relating to herpes viruses. This claim may also relate to a pending United States patent application, which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The
Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States
Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or cease using such technology.

GOVERNMENT REGULATION

  Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be developed by the Company. All of the Company's products will require regulatory approval by government agencies prior to commercialization. The Company's vaccine products are subject to rigorous preclinical testing and clinical trial and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

  The Company believes that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a drug or biological product may be marketed in the United States include (a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA; and
(e) FDA approval of the applications, including approval of all product labeling.

  Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

  Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with GLP under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspice of an IRB and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial.

  Phase I clinical trials are generally performed in healthy human subjects. The goal of the Phase I clinical trials is to establish initial data about safety and tolerance of the vaccine in humans. Also, the data regarding the immune response to a vaccine may be obtained. In Phase II clinical trials, evidence is sought about the desired therapeutic efficacy of a drug or antibody, or the immune response to a vaccine, in limited studies with small numbers of carefully selected subjects. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies. The Phase III clinical trial program consists of expanded, large-scale, multicenter studies of persons who are susceptible to the disease. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

  All data obtained from this comprehensive development program are submitted as a PLA to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of the PLA and the associated ELA is required before marketing may begin in the United States. The FDA will present to the Vaccine and Related Biological Products Advisory Committee documentation on most of Aviron's potential products for review and recommendation before PLA approval. Although the FDA's policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA frequently requests that additional information be submitted requiring significant additional review time. All proposed products of the Company will be subject to demanding and time-consuming PLA or similar approval procedures in the countries where the Company intends to market its products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling and advertising, and marketing procedures. Effective commercialization also requires inclusion of the Company's products in national, state, provincial, or institutional formularies or cost reimbursement systems.

  FDA approval of the Company's potential products, including a review of the manufacturing processes and facilities used to produce such products, will be required before such products may be marketed in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. There can be no assurance that approvals of the Company's proposed products, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed.

  In addition to regulations enforced by the FDA, the Company also is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Nuclear Regulatory Commission, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there can be no assurance that accidental contamination or injury from these materials will not occur. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

  Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, can involve additional testing, and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. The Company expects to rely on corporate partners and licensees, along with Company expertise, to obtain governmental approval in foreign countries of drug formulations utilizing its candidates.

  The Company believes that the approval process for vaccines may be longer than for other therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold-attenuated influenza vaccine, which are designed to be given to otherwise healthy children.

COMPETITION

  The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, Parke-Davis and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the inactivated injectable influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent HSV disease, including Glaxo, SmithKline Beecham and Chiron Biocine Corporation. In addition, the Company is also aware of the use in Russia of a cold adapted influenza vaccine, research programs by some of the competitors listed above, among others, to develop more effective influenza vaccines and a cold adapted PIV-3 vaccine developed with NIH support which may be licensed to a large vaccine company.

  New developments are expected to continue in both the pharmaceutical and biotechnology industries and in academia. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production, marketing and sales of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical and marketing resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

  Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

  Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

  In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Several of the Company's proposed vaccines are intended for use in children. Widespread use of these proposed vaccines is unlikely without recommendations for their use in childhood immunization programs from authorities such as the ACIP, the American Academy of Pediatrics and the American College of Physicians. The ACIP has a role in making recommendations which affect the market for most, if not all, of the products Aviron intends to make. The CDC develops epidemiologic data in support of the need for new vaccines and monitors vaccine usage and changes in disease incidence. In addition, CDC staff frequently act as key advisors to the FDA in their review process. There can be no assurance that such authorities will recommend the use of the Company's proposed products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

LEGAL PROCEEDINGS

  On July 1, 1996, Chiron filed a complaint against the Company in San Mateo County, California, Superior Court, alleging that certain of Aviron's patent applications relating to its EBV program are based on Chiron proprietary information which was improperly conveyed to Aviron by a former Chiron employee, and that the Company has engaged in unfair competition. The complaint seeks unspecified monetary damages and seeks to impose a constructive trust, for Chiron's benefit, over the affected patent applications, an exclusive assignment by the Company to Chiron of such patent applications and an injunction against the Company from disclosing, using or applying such alleged proprietary information. Aviron believes that the allegations in the Chiron complaint are without merit and intends to vigorously defend itself against such action. Aviron does not utilize the alleged Chiron proprietary information in any of its potential products currently under development. Even if Chiron were to prevail in this action, the Company believes that it is uncertain that a court would grant a constructive trust over the specified patent applications, which include many claims (including certain rights the Company licensed to SmithKline Beecham) not relating to the alleged Chiron proprietary technology. Were a court to grant a constructive trust over such patent applications, it could adversely impact the Company's agreement with SmithKline Beecham. There has been no discovery to date in this matter. A trial date has been set in November 1997 in the Superior Court of San Mateo County, State of California. There can be no assurance that Chiron will not ultimately prevail in this action or that it will not obtain the remedies it is seeking. In addition, the Company expects that the legal costs incurred in defending itself against this action could be substantial.

EMPLOYEES

  As of June 30, 1997, the Company had 62 full-time employees. Thirty-five of the Company's employees were in research and development, nine were in regulatory affairs, quality assurance and quality control, six were in clinical research and 12 were in administration. No Company employee is represented by a labor union, and the Company has not experienced any work stoppages. The Company considers its employee relations to be good.

FACILITIES

  Aviron leases approximately 52,800 square feet of office and laboratory space in Mountain View, California. The Company has leased this facility through October 2005 and has two options to extend the lease for successive five-year terms. The Company currently subleases approximately 13,000 square feet of space to two subtenants. One sublease runs through March 1998 and may be extended or renegotiated at Aviron's discretion; one sublease for 6,667 square feet runs through December 1997 and may be extended or renegotiated at Aviron's discretion. The Company believes that this facility is adequate to meet its needs for the foreseeable future.

SCIENTIFIC ADVISORY BOARD

  Aviron's scientific advisors are consultants who each devote six to 20 days per year to the Company. Some meet frequently with Company employees to discuss specific projects and others participate primarily via the Company's two annual meetings of the Scientific Advisory Board.

  Ann Arvin, M.D., Professor of Pediatrics, Microbiology and Immunology at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Arvin has conducted research on the epidemiology of maternal-to-infant transmission of HSV-2 and she directs one of the leading laboratories in the study of the interaction of the human immune system with the varicella zoster (chicken pox) virus in natural and vaccine infections.

  Harry Greenberg, M.D., Professor of Medicine, Microbiology and Immunology and Chief of the Division of Gastroenterology and Associate Chairman for Academic Affairs, Department of Medicine at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Greenberg's research deals with the immunology and pathogenesis of the principal viruses which cause infectious diarrhea and hepatitis.

  Elliot Kieff, M.D., Ph.D., Albee Professor of Medicine, Microbiology and Molecular Genetics and Chairman of the Virology Program at Harvard University, and Director of Infectious Disease at the Brigham and Women's Hospital, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Kieff's laboratory conducts research on the molecular mechanisms of how EBV is a contributory cause of cancer in humans.

  Joshua Lederberg, Ph.D., the Raymond and Beverly Sackler Foundation Scholar and former President of The Rockefeller University, has been a member of the Company's Scientific Advisory Board since 1992. He received the Nobel Prize in Physiology or Medicine for his discovery of genetic recombination in bacteria. His laboratory at the Rockefeller University studies molecular genetics and he is active in formulation of national policy concerning emerging infections.

  Hunein F. Maassab, Ph.D., Chairman of the Department of Epidemiology, School of Public Health, at the University of Michigan, has been a member of the Company's Scientific Advisory Board since 1995. He is the inventor of the cold adapted influenza vaccine licensed to the Company by the University of Michigan and has published numerous papers on this subject. His laboratory is studying the molecular basis of influenza virus attenuation and is involved in development of new vaccines for other respiratory viruses.

  Edward Mocarski, Jr., Ph.D., Professor and Chairman of the Department of Microbiology and Immunology at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. His laboratory engineered the first recombinant CMV providing the first demonstration of this virus as a vector and is one of the leading groups conducting research on CMV gene regulation.

  Peter Palese, Ph.D., a founder of the Company and member of the Scientific Advisory Board since 1992, is Professor and Chairman of the Department of Microbiology at The Mount Sinai School of Medicine of the City University of New York. His laboratory developed the first successful strategy for making genetically engineered influenza viruses. This invention is the subject of a United States patent issued in 1992 covering the genetic engineering of negative strand RNA viruses rights to which patent have been acquired by the Company. Dr. Palese's research group has been responsible for developing a genetic map for influenza virus, elucidating the function of viral proteins, and the creation of recombinant influenza strains which demonstrate the use of this virus as a vector.

  Gerald V. Quinnan, Jr., M.D., Professor of Preventive Medicine, Medicine and Microbiology, Department of Preventive Medicine and Biometrics at the Uniformed Services University of the Health Sciences in Bethesda, Maryland, has been a member of the Company's Scientific Advisory Board since 1995. Dr. Quinnan was employed by the FDA from 1977 until 1993. From 1980 to 1988, he was Director of the Virology Division, subsequently serving as Deputy Director and Acting Director, of the Center for Biologics Evaluation and Research. Dr. Quinnan's research concerns aspects of HIV immunology related to vaccine development.

  Bernard Roizman, Sc.D., a founder and director of the Company and member of the Scientific Advisory Board since 1992, is the Joseph Regenstein Distinguished Service Professor of the Departments of Molecular Genetics and Cell Biology and of Biochemistry and Molecular Biology at The University of Chicago. His laboratory is a leading center of research on neurovirulence of the herpes simplex viruses, created the first example of a large DNA virus which had been genetically engineered and provided the first demonstration of herpes simplex virus as a vector. Dr. Roizman is a member of the United States National Academy of Sciences. The Company's HSV-2 vaccine program is based on patented technology developed in his laboratory, licensed to Aviron.

  John Skehel, Ph.D., FRS, Director of the National Institute of Medical Research of the Medical Research Council and the WHO Influenza Surveillance Center in Mill Hill near London, has been a member of the Company's Scientific Advisory Board since 1992. His laboratory has contributed new knowledge on the structure of the influenza virus as well as the molecular epidemiology of this virus.

  Richard Whitley, M.D., a founder of the Company and member of the Scientific Advisory Board since 1992, is Professor of Pediatrics, Microbiology, and Medicine and Vice Chairman of the Department of Pediatrics at the University of Alabama School of Medicine in Birmingham. He has conducted pharmacologic and clinical studies on many antiviral drugs and his laboratory is a leading center of research on the mechanism by which herpes simplex virus causes disease, and he is studying the use of modified herpes viruses to treat brain cancer. Dr. Whitley is former Chairman of the NIH Data Monitoring and Safety Committee for AIDS Therapy and a member of the Committee on Infectious Disease of the American Academy of Pediatrics (The Redbook Committee).

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company as of July 18, 1997 are set forth below:

              NAME               AGE                   POSITION
              ----              ----                   --------
  J. Leighton Read, M.D.......   46   Chairman and Chief Executive Officer
  Vera Kallmeyer, M.D.,          38   Chief Financial Officer and Vice President,
   Ph.D.......................         CorporateDevelopment
  Martin L. Bryant, M.D.,        48   Vice President, Research
   Ph.D.......................
  Victor A. Jegede, Ph.D......   52   Vice President, Technical Affairs
  Paul M. Mendelman, M.D......   50   Vice President, Clinical Research
  Eric J. Patzer, Ph.D........   48   Vice President, Development
  Reid W. Dennis (2)..........   71   Director
  Paul H. Klingenstein           41   Director
   (1)(2).....................
  Bernard Roizman, Sc.D.......   68   Director
  Jane E. Shaw, Ph.D. (1).....   58   Director
  L. James Strand, M.D.          55   Director
   (1)(2).....................

--------
(1)Member of the Compensation Committee.
(2)Member of the Audit Committee.

  J. Leighton Read, M.D., a founder of the Company, has been Chairman and Chief Executive Officer of the Company since 1992 and was Chief Financial Officer of the Company from 1992 until October 1996. In 1989, he co-founded Affymax N.V. with Dr. Alejandro Zaffaroni, serving initially as its Executive Vice President and Chief Operating Officer and later, from 1990 to 1991, as President of the Pharma Division and as a Managing Director of the parent company. From 1991 to 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. Prior to 1989, Dr. Read held appointments at the Harvard Medical School and School of Public Health, where his research dealt with techniques for assessing the cost effectiveness of pharmaceutical products. He has served on the boards of a number of private biotechnology companies and is currently on the board of CV Therapeutics, Inc., a public biotechnology company. Dr. Read holds a B.S. in Biology and Psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

  Vera Kallmeyer, M.D., Ph.D., has been Vice President, Corporate Development of the Company since 1994 and was elected Chief Financial Officer in October 1996. From 1993 to 1994, Dr. Kallmeyer was Vice President, Healthcare Banking/Biotech at Flemings, a London-based merchant bank. From 1990 to 1993, she was an Associate in Investment Banking at Wasserstein Perella and Company. In 1994, she co-founded Pacific Futures, an investment advisory business located in Hong Kong, for which she currently serves as Senior Advisor. Dr. Kallmeyer holds an M.D. and a Ph.D. in Pediatric Cardiology from Ludwig-Alexander University in Erlangen, Germany, and an M.B.A. from Stanford University. She has also studied at the Harvard Medical School and the Royal Postgraduate Medical School in London. Dr. Kallmeyer serves on the board of directors of NeuroVir Research, Inc., a private biotechnology company, which has licensed technology from the Company.

  Martin L. Bryant, M.D., Ph.D., has been Vice President, Research of the Company since 1995. Dr. Bryant also currently is Consulting Associate Professor of Pediatrics at the Stanford University School of Medicine and Adjunct Associate Professor of Molecular Microbiology at the Washington University School of Medicine. From 1991 to 1995, he was Director, Infectious Disease Research for G. D. Searle &

Co./Monsanto, a pharmaceutical company. From 1990 to 1991, he was an Instructor in Pediatric Infectious Diseases at the Washington University School of Medicine. Dr. Bryant holds a B.A. in Chemistry from Duke University, an M.S. in Chemistry from San Diego State University, and an M.D. and a Ph.D. from the University of Southern California.

  Victor A. Jegede, Ph.D., has been Vice President, Technical Affairs of the Company since 1995. From 1992 to 1994, Dr. Jegede was Vice President, Regulatory Affairs and Quality for Creative BioMolecules, Inc., a biopharmaceuticals company, and from 1989 to 1992, he was Director, Regulatory Affairs and Quality for WelGen Manufacturing Partnership (BW Manufacturing, Inc.), a division of Burroughs Welcome Manufacturing, Inc., a pharmaceutical manufacturer. Dr. Jegede holds a B.S. and an M.S. in Biology and a Ph.D. in Bacteriology from Boston College.

  Paul M. Mendelman, M.D., has been Vice President, Clinical Research of the Company since 1996. Prior to joining the Company, Dr. Mendelman was Director, Clinical Research, Infectious Diseases for Merck Research Laboratories, a pharmaceutical company, since September 1991. From 1983 to 1991, Dr. Mendelman was Clinical Instructor, Assistant Professor and then Associate Professor of Pediatrics at the University of Washington. Dr. Mendelman holds a B.S. and an M.D. from Ohio State University and is a fellow of the American Academy of Pediatrics.

  Eric J. Patzer, Ph.D., has been Vice President, Development of the Company since 1996. Prior to joining the Company, Dr. Patzer had held various positions with Genentech, Inc., a pharmaceutical company, since 1981, most recently as Vice President, Development. Dr. Patzer holds a B.S. in Mechanical Engineering from The Pennsylvania State University and a Ph.D. in Microbiology from the University of Virginia.

  Reid W. Dennis has been a director of the Company since 1992. Mr. Dennis has been active in venture capital investments since 1952. He founded Institutional Venture Partners ("IVP"), a venture capital firm, in 1980 and has acted as a General Partner of IVP since that time. He is currently a director of Collagen Corporation, as well as several private companies. Mr. Dennis holds a B.S. in Electrical Engineering and an M.B.A. from Stanford University.

  Paul H. Klingenstein has been a director of the Company since 1993. Mr. Klingenstein has been associated with Accel Partners, a venture capital firm, since 1986, where he has been a General Partner since 1988. He is a director of Xomed Surgical Products Inc. and several private health care and biopharmaceutical companies. Mr. Klingenstein holds an A.B. from Harvard University and an M.B.A. from Stanford University.

  Bernard Roizman, Sc.D., has been a director of the Company since 1992. Dr. Roizman has been the Joseph Regenstein Distinguished Service Professor of Virology at The University of Chicago since 1984. He holds B.A. and M.S. degrees from Temple University and an Sc.D. from The Johns Hopkins University. Dr. Roizman is also a member of the Company's Scientific Advisory Board.

  Jane E. Shaw, Ph.D., has been a director of the Company since 1996. Dr. Shaw has been associated with The Stable Network, a biopharmaceutical consulting company, since she founded it in 1995. From 1987 to 1994, Dr. Shaw was President and Chief Operating Officer of ALZA Corporation, a pharmaceutical company, where she began her career as a research scientist in 1970. Dr. Shaw is also a director of Intel Corporation, McKesson Corporation and Boise Cascade Corporation. Dr. Shaw holds a B.Sc. and a Ph.D. in Physiology from Birmingham University, England, and an honorary Sc.D. from the Worcester Polytechnic Institute.

  L. James Strand, M.D., has been a director of the Company since 1992. Dr. Strand began consulting for IVP, a venture capital firm, in 1986, was named Life Sciences Venture Partner of IVP in 1993, and a General Partner in 1994. From 1983 to 1993, Dr. Strand was President of Advanced Marketing Decisions, a biomedical marketing and product development consulting company. Dr. Strand is a director of Microcide Pharmaceuticals, Inc. and several privately-held health care and biomedical companies. He holds B.S., M.A.

and M.D. degrees from the University of California at San Francisco and an M.B.A. from Santa Clara University and is a fellow of the American College of Physicians.

  The Board of Directors has an Audit Committee which consists of Mr. Dennis, Mr. Klingenstein and Dr. Strand. The Audit Committee makes recommendations to the Board regarding the selection of independent accountants, reviews the results and scope of the audit and other services provided by the Company's independent accountants, and reviews and evaluates the Company's control functions. The Board of Directors has a Compensation Committee which consists of Mr. Klingenstein, Dr. Strand and Dr. Shaw. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for employees and consultants of the Company.

  The Board of Directors presently consists of six members and is divided into three classes of equal size. One class of directors is elected annually and its members hold office for a three-year term or until their successors are duly elected and qualified, or until their earlier removal or resignation. The number of directors may be changed by a resolution of the Board of Directors. Executive officers are elected by the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

DIRECTOR COMPENSATION

  Directors currently receive no cash compensation from the Company for their services as members of the Board of Directors. They are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  All of Aviron's non-employee directors are entitled to receive non-discretionary annual stock option grants under the Company's 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Each option granted pursuant to the Directors' Plan has an exercise price equal to the fair market value of the Common Stock on the date of grant, and is subject to three-year vesting in equal annual installments. The Directors' Plan provides for initial grants of options to purchase 15,000 shares for each non-employee director who joins the Board following the initial public offering, plus annual grants of options to purchase 3,000 shares.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation awarded or paid by the Company for the fiscal years ended December 31, 1996 and December 31, 1995 to its Chief Executive Officer and five of the Company's other executive officers who earned more than $100,000 during the year ended December 31, 1996 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                             LONG-TERM
                                                            COMPENSATION
                                                            ------------
                                   ANNUAL COMPENSATION         AWARDS
                               ---------------------------  ------------
                                                 OTHER       SECURITIES
                                                 ANNUAL      UNDERLYING   ALL OTHER
   NAME AND PRINCIPAL          SALARY  BONUS  COMPENSATION    OPTIONS    COMPENSATION
        POSITION          YEAR   ($)    ($)       ($)            (#)        ($)(1)
------------------------  ---- ------- ------ ------------  ------------ ------------
J. Leighton Read, M.D...  1996 230,000     --    78,420(2)     50,000       1,427
President and Chief Ex-
 ecutive Officer........  1995 210,000     --        --       100,000         743
Vera Kallmeyer, M.D.,
 Ph.D...................  1996 168,750     --    21,360(3)     16,000         383
Vice President, Corpo-
 rate...................  1995 148,167     --        --        44,000         304
Development and Chief
 Financial Officer
Martin L. Bryant, M.D.,
 Ph.D...................  1996 169,833     --    60,585(4)     26,000       1,009
Vice President, Re-
 search.................  1995 153,333     --   120,411(5)     24,000         940
Victor A. Jegede,
 Ph.D...................  1996 169,583     --    60,585(6)     26,000       1,670
Vice President, Techni-
 cal Affairs............  1995 156,667     --    92,639(7)     24,000       1,555
Paul M. Mendelman,
 M.D.(10)...............  1996 115,032 25,000    53,022(8)     40,000         742
Vice President, Clinical
 Research...............  1995      --     --        --            --          --
Eric J. Patzer,
 Ph.D.(11)..............  1996 169,583 25,000    21,425(9)     40,000       1,021
Vice President, Develop-
 ment...................  1995      --     --        --            --          --

--------
 (1) Includes group term life insurance paid by the Company.
 (2) Includes reimbursement by the Company of $62,500 in connection with the early exercise of stock options.
 (3) Includes loan forgiveness of $21,050 in connection with the early exercise of stock options.
 (4) Includes loan forgiveness of $34,207 in connection with the early exercise of stock options, loan forgiveness of $13,875 in connection with a promissory note for the purchase of a principal residence, and $12,000 in monthly housing assistance.
 (5) Includes reimbursement of expense incurred in connection with relocating to California as follows: $45,308 in direct reimbursement, $16,000 in relocation assistance, $8,000 in monthly housing assistance, $25,953 in federal income tax gross-up; and $25,000 as reimbursement for a bonus forfeited by Dr. Bryant upon leaving his former employer.
 (6) Includes loan forgiveness of $34,207 in connection with the early exercise of stock options, loan forgiveness of $13,875 in connection with a promissory note for the purchase of a principal residence, and $12,000 in monthly housing assistance.
 (7) Includes reimbursement of expense incurred in connection with relocating to California as follows: $47,042 in direct reimbursement, $16,000 in relocation assistance, $6,500 in monthly housing assistance, and $23,097 in federal income tax gross-up.
 (8) Includes reimbursement of expenses incurred in connection with relocating to California as follows: $28,278 in direct reimbursement and $24,744 in federal income tax gross-up.
 (9) Includes loan forgiveness of $21,114 in connection with the early exercise of stock options.
(10) Dr. Mendelman joined the Company in April 1996.
(11) Dr. Patzer joined the Company in February 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL
                            INDIVIDUAL GRANTS(4)                        REALIZABLE VALUE
                          -------------------------                     AT ASSUMED ANNUAL
                                           %                             RATES OF STOCK
                          NUMBER OF     OF TOTAL                              PRICE
                          SECURITIES    OPTIONS     EXERCISE            APPRECIATION FOR
                          UNDERLYING   GRANTED TO    PRICE               OPTION TERM (3)
                           OPTIONS    EMPLOYEES IN    PER    EXPIRATION -----------------
NAME                       GRANTED   FISCAL YEAR(1) SHARE(2)    DATE       5%      10%
----                      ---------- -------------- -------- ---------- -------- --------
J. Leighton Read, M.D...    50,000        7.81       $1.25    1/26/06   $508,000 $844,000
Vera Kallmeyer, M.D.,
 Ph.D...................    16,000        2.50        1.25    1/26/06    162,560  270,080
Martin L. Bryant, M.D.,
 Ph.D...................    26,000        4.06        1.25    1/26/06    264,160  438,880
Victor A. Jegede,
 Ph.D...................    26,000        4.06        1.25    1/26/06    264,160  438,880
Paul M. Mendelman,
 M.D....................    40,000        6.25        1.25    8/01/06    406,400  675,200
Eric J. Patzer, Ph.D....    40,000        6.25        1.25    1/02/06    406,400  675,200

--------
(1) Based on an aggregate of 640,080 options granted to employees and directors of the Company in fiscal 1996, including the Named Executive Officers set forth in the "Summary Compensation Table" above and directors set forth in "Director Compensation" above.
(2) The exercise price is equal to 100% of the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.
(3) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the closing price of the Company's Common Stock ($7.00) on December 31, 1996 as reported on the Nasdaq National Market, less the exercise price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.
(4) Each of the options listed in the table was granted outside of the 1996 Equity Incentive Plan and was immediately exercisable. The shares purchasable thereunder are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in the shares subject to, or issued upon exercise of, the options in monthly installments over the fifty months beginning on the date of grant, with the exception of the options granted to Dr. Patzer and Dr. Mendelman which will vest with respect to 24% of such shares on the one year anniversary date of the vesting start date, and 2% per month for thirty-eight months thereafter. With the exception of Dr. Mendelman, in consideration for the repricing of such options, the vesting start date was changed to three months after the date of grant.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING           VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONSAT
                            SHARES                  AT DECEMBER 31, 1996        DECEMBER 31, 1996(2)
                           ACQUIRED      VALUE    ------------------------- -------------------------
NAME                      ON EXERCISE REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                      ----------- ----------  ----------- ------------- ----------- -------------
J. Leighton Read, M.D...    90,000     $532,500         --           --       $    --      $    --
Vera Kallmeyer, M.D.,
 Ph.D...................    16,000       92,000     34,153       29,847       218,395      182,606
Martin L. Bryant, M.D.,
 Ph.D...................    26,000      149,500     11,040       12,960        71,760       84,240
Victor A. Jegede,
 Ph.D...................    26,000      149,500     11,040       12,960        71,760       84,240
Paul M. Mendelman,
 M.D....................        --           --         --       40,000            --      230,000
Eric J. Patzer, Ph.D....    40,000      230,000         --           --            --           --

--------

(1) Value realized is based on the closing price of the Company's Common Stock ($7.00) on December 31, 1996 as reported on the Nasdaq National Market, less the exercise price, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option. Certain shares acquired on exercise remain subject to a right of repurchase by the Company.
(2) Based on the closing price of the Company's Common Stock ($7.00) on December 31, 1996 as reported on the Nasdaq National Market, less the exercise price, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option.

EXECUTIVE OFFICER AND EMPLOYMENT ARRANGEMENTS

  The Company's offer of employment to Martin L. Bryant, M.D., Ph.D., the Company's Vice President, Research, in December 1994, provided for an initial annual salary of $160,000 and payment of $25,000 as reimbursement for a bonus forfeited by Dr. Bryant when he left his previous employer. The Company also agreed to pay certain relocation expenses and to loan Dr. Bryant up to $50,000 in aggregate principal amount due in five years, at 7.75% simple interest, to assist him in the purchase of a home. Interest on this loan will be forgiven annually, and principal will be forgiven annually at the rate of 20% per year as long as Dr. Bryant remains with the Company.

  The Company's offer of employment to Victor A. Jegede, Ph.D., the Company's Vice President, Technical Affairs, in December 1994, provided for an initial annual salary of $160,000. The Company also agreed to pay certain relocation expenses and to loan Dr. Jegede up to $50,000 in aggregate principal amount due in five years, at 7.75% simple interest, to assist him in the purchase of a home. Interest on this loan will be forgiven annually, and principal will be forgiven annually at the rate of 20% per year as long as Dr. Jegede remains with the Company.

  The Company's offer of employment to Eric J. Patzer, Ph.D., the Company's Vice President, Development, in December 1995, provided for an initial annual salary of $185,000 and a bonus payment of $25,000 upon signing of the agreement and $25,000 after the completion of one year of service. The Company also agreed to pay certain relocation expenses and to loan Dr. Patzer up to $100,000 in aggregate principal amount due in five years, at 7.75% simple interest, to assist him in the purchase of a home. Principal will be forgiven annually at the rate of 20% per year as long as Dr. Patzer remains with the Company and interest will be forgiven in full upon satisfaction of the promissory note.

  The Company's offer of employment to Paul M. Mendelman, M.D., the Company's Vice President, Clinical Research, in April 1996, provided for an initial annual salary of $185,000 and a bonus payment of $25,000 upon Dr. Mendelman's acceptance of the offer. The Company also agreed to reimburse Dr. Mendelman for certain relocation expenses and to loan Dr. Mendelman up to $100,000 in aggregate principal amount due in five years, at 7.75% simple interest, to assist him in the purchase of a home. Principal will be forgiven annually at the rate of 20% per year as long as Dr. Mendelman remains with the Company and interest will be forgiven in full upon satisfaction of the promissory note.

  Francis R. Cano, Ph.D. resigned as director, President and Chief Operating Officer of the Company effective April 19, 1996. Pursuant to an agreement between Dr. Cano and the Company, Dr. Cano will be employed as a consultant by the Company until April 18, 1998. In consideration for Dr. Cano's consulting services, the Company paid Dr. Cano's salary and benefits until April 18, 1997, and will pay on a day-to-day basis as services are rendered thereafter.

STOCK OPTION PLANS

  Equity Incentive Plan. In March 1996, the Board adopted the 1996 Equity Incentive Plan (the "Incentive Plan") as an amendment and restatement of its 1992 Stock Option Plan and increased the number of shares reserved for issuance under the Incentive Plan to 1,750,000 shares. The Incentive Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees (including officers and employee directors) and consultants of the Company. It is intended that the Incentive Plan will be administered by the Compensation Committee, which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The term of a stock option granted under the Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, but, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of 10% stockholders, not less than 110% of the fair market value of the Common Stock on the date of grant. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer period as may be determined by the Board of Directors.

  Shares subject to options which have lapsed or terminated may again be subject to options granted under the Incentive Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options, with the shares subject to the existing options again becoming available for grant under the Incentive Plan. In the event of a decline in the value of the Company's Common Stock, the Board of Directors has the authority to offer optionees the opportunity to replace outstanding higher priced options with new lower priced options.

  Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule determined by the Board. The purchase price of such awards will be at least 85% of the fair market value of the Common Stock on the date of grant. Stock bonuses may be awarded in consideration for past services without a purchase payment. Stock appreciation rights authorized for issuance under the Incentive Plan may be tandem stock appreciation rights, concurrent stock appreciation rights or independent stock appreciation rights.

  Upon any merger or consolidation in which the Company is not the surviving corporation, all outstanding awards under the Incentive Plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such awards, the time during which such awards may be exercised shall be accelerated and the awards terminated if not exercised prior to the merger or consolidation.

  As of June 30, 1997, options to purchase 661,423 shares were outstanding under the Incentive Plan, with 724,576 shares reserved for future grants or purchases. The Incentive Plan will terminate in January 2006, unless terminated sooner by the Board of Directors. See Note 7 of Notes to Financial Statements.

  Employee Stock Purchase Plan. In March 1996, the Board adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 250,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

  Employees are eligible to participate if they are employed by the Company, or an affiliate of the Company designated by the Board of Directors, for at least 20 hours per week and are employed by the Company, or an affiliate of the Company designated by the Board, for at least five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of the Common Stock on specified dates determined by the Board of Directors. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or on the specified purchase date. Employees may end their participation in the offering at any time during the offering period. Participation ends automatically on termination of employment with the Company.

  In the event of a merger, reorganization, consolidation or liquidation involving the Company, in which the Company is not the surviving corporation, the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Purchase Plan will terminate at the Board's discretion. The Board has the authority to amend or terminate the Purchase Plan, subject to the limitation that no such action may adversely affect any outstanding rights to purchase Common Stock. See Note 7 of Notes to Financial Statements.

  1996 Non-Employee Directors' Stock Option Plan. In March 1996, the Board adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board of Directors, unless the Board delegates administration to a committee comprised of members of the Board.

  The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 200,000. Pursuant to the terms of the Directors' Plan, each director of the Company not otherwise employed by the Company and who is first elected as a non-employee director after the completion of this offering automatically will be granted an option to purchase 15,000 shares of Common Stock upon such election. Finally, each director who continues to serve as a non-employee director of the Company will be granted an additional option to purchase 3,000 shares of Common Stock on December 31 of each year. All such options vest one-third on the first anniversary of the date of grant and one-third per year thereafter.

  In the event of a merger, consolidation, reverse reorganization, dissolution, sale of substantially all of the assets of the Company, or certain changes in the beneficial ownership of the Company's securities representing at least a 50% change of such ownership, then options outstanding under the Directors' Plan will automatically become fully vested and will terminate if not exercised prior to such event.

  No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. The exercise price of options under the Directors' Plan will equal the fair market value of the Common Stock on the date of grant. The Directors' Plan will terminate in March 2006, unless earlier terminated by the Board. See Note 7 of Notes to Financial Statements.

                             CERTAIN TRANSACTIONS

  In May 1995, Sang-A Pharm. Co., Ltd., a 5% stockholder of the Company, purchased 2,941,863 shares of Series C Preferred Stock at $1.35 per share. The Series C Preferred Stock is convertible into Common Stock of the Company at the rate of one share of Common Stock for each five shares of Series C Preferred Stock owned.

  From July through November 1995, 66 investors purchased an aggregate of 13,099,707 shares of the Company's Series C Preferred Stock at a per share price of $1.35. Dr. Bernard Roizman purchased 20,000 shares of Series C Preferred Stock. Institutional Venture Partners V and Institutional Venture Management V purchased 653,332 and 13,335 shares, respectively, of Series C Preferred Stock. Various entities affiliated with Accel Partners purchased shares of Series C Preferred Stock as follows: Accel Investors '93 L.P., 41,112 shares; Accel IV L.P., 930,000 shares; Accel Japan L.P., 88,890 shares; Accel Keiretsu L.P., 20,000 shares; Ellmore C. Patterson Partners, 24,444 shares; and Prosper Partners, 6,666 shares. Sang-A Pharm. Co., Ltd. purchased 1,187,295 shares of Series C Preferred Stock. Orefund, whose investment in the Company is controlled by Zesiger Capital Group LLC, purchased 1,481,400 shares of Series C Preferred Stock. Sally Whitley, wife of Richard Whitley purchased 10,000 shares of Series C Preferred Stock. The Series C Preferred shares purchased by the 5% stockholders of the Company and their affiliates and by Dr. Roizman and Mrs. Whitley were purchased on the same terms and conditions as Series C Preferred shares purchased by other investors. The Series C Preferred Stock is convertible into Common Stock of the Company at the rate of one share of Common Stock for each five shares of Series C Preferred Stock owned.

  In March 1996, Sang-A Pharm Co., Ltd. purchased 136,326 shares of Series C Preferred Stock, at a price of $1.35 per share. The Series C Preferred Stock is convertible into Common Stock of the Company at the rate of one share of Common Stock for each five shares of Series C Preferred Stock owned.

  Vera Kallmeyer, M.D., Ph.D., Chief Financial Officer and Vice President, Corporate Development of the Company, is a founder, Senior Advisor and 15% shareholder of Pacific Futures (formerly Pacific Century), a Hong Kong-based investment advisory business. Pacific Futures received a sales commission on the sale of Series C Preferred Stock to Sang-A, in an aggregate amount of $334,462 during 1995. Dr. Kallmeyer received no portion of such sales commission, and is currently receiving no salary from Pacific Futures. An additional $125,858 in sales commissions was paid in 1997 related to the sale of Common Stock to Sang-A at the time of the initial public offering.

  Pursuant to certain offer letters to certain of its senior officers, the Company made loans to these officers to facilitate home purchases and certain other commitments. As of June 30, 1997, the amounts outstanding for principal and interest on these loans was $30,484 to Dr. Bryant, $30,484 to Dr. Jegede, $81,292 to Dr. Patzer and $100,000 to Dr. Mendelman. See "Management -- Employment Contracts."

  In January 1996, the Company extended loans to certain senior officers to facilitate the early exercise of options to purchase shares of Common Stock, including loans of $70,000 to Dr. Patzer; $65,000 to Dr. Bryant; $65,000 to Dr. Jegede; $70,000 to Dr. Cano; and $40,000 to Dr. Kallmeyer. The loans bear simple interest at a rate of 5.73% per year. Principal on each loan is due on the earlier of 50 months from the date of the underlying option grant or the date of employment termination. In April 1996, the Company repurchased 19,200 of Dr. Cano's option shares, in connection with his resignation, by canceling $48,000 of his promissory note. In October 1996, consistent with the August 1996 repricing of certain stock options, the Company agreed to forgive one-half the principal amount of the outstanding loans to Drs. Patzer, Bryant, Jegede and Kallmeyer, and to reimburse them for any tax resulting from such forgiveness. See Note 7 of Notes to Financial Statements.

  In October 1996, consistent with the August 1996 repricing of certain stock options, the Board of Directors approved the repayment of $62,500 to Dr. Read (plus reimbursement of any tax liability resulting to Dr. Read from such payment) upon the completion of the public offering, which was one-half the amount paid by Dr. Read for the early exercise of his options in January 1996.

  In November 1996, Sang-A purchased 222,222 shares of the Company's Common Stock in a private placement. In December 1996, Sang-A purchased an additional 16,978 shares of the Company's Common Stock.

  In March 1997, Biotech Target, S.A., a 5% stockholder of the Company, purchased 1,714,286 shares of the Company's Common Stock for a purchase price of $15,000,000 in a private placement. The Company is obligated to register the shares as soon as reasonably practicable after November 5, 1997.

  The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's By-laws.

  See also "Management -- Executive Officer and Employment Arrangements."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 18, 1997 held by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Except as otherwise noted below, the address of each person listed below is c/o the Company, 297 North Bernardo Avenue, Mountain View, California 94043.


                                                        PERCENTAGE OF SHARES
                                                       BENEFICIALLY OWNED (1)
                                           SHARES    --------------------------
                                        BENEFICIALLY   PRIOR TO         AFTER
BENEFICIAL OWNERS                         OWNED(1)     OFFERING       OFFERING
-----------------                       ------------ -----------    -----------
Biotech Target, S.A...................   2,314,286          17.48%         14.79%
 Swiss Bank Tower
 Panama 5
 Republic of Panama
Sang-A Pharm. Co., Ltd................   1,092,296           8.25%          6.98%
640-9 Deung Chon Dung
 Kangseo-Ku
 Seoul, South Korea
Entities controlled by Zesiger Capital     714,380           5.39%          4.57%
 Group LLC (2)........................
 320 Park Avenue
 New York, NY 10022
J. Leighton Read, M.D. (3)............     401,753           3.03%          2.57%
Martin L. Bryant, M.D., Ph.D. (4).....      43,508              *              *
Victor A. Jegede, Ph.D. (5)...........      36,858              *              *
Vera Kallmeyer, M.D., Ph.D. (6).......      68,291              *              *
Paul M. Mendelman (7).................      14,900              *              *
Eric J. Patzer, Ph.D. (8).............      48,254              *              *
Reid W. Dennis (9)....................      43,349              *              *
Paul H. Klingenstein (10).............     500,605           3.78%          3.20%
Bernard Roizman, Sc.D. (11)...........     177,000              *              *
Jane E. Shaw, Ph.D. (12)..............      24,596              *              *
L. James Strand, M.D. (13)............      11,080              *              *
All directors and executive officers
 as a group
 (11 persons) (14)....................   1,370,194          10.35%          8.70%

--------
* Represents beneficial ownership of less than 1% of the outstanding shares of the Company's Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table. Percentage of beneficial ownership is based on 13,243,129 shares of Common Stock outstanding as of July 18, 1997, and 15,643,129 shares of Common Stock outstanding after completion of this offering.
(2) Shares are held in discretionary accounts which Zesiger Capital Group LLC manages. No single account holds more than five percent (5%) of the Company's Common Stock. Zesiger Capital Group LLC disclaims beneficial ownership of all of such shares.

 (3) Includes an aggregate of 110,000 shares acquired pursuant to an early exercise of stock options, of which an aggregate of 26,800 will be subject to repurchase by the Company 60 days from July 18, 1997. Also includes an aggregate of 32,000 shares held by The Travis Read 1993 Trust and The Haley Read 1993 Trust (the "Trusts") of which Robert Fitzwilson is the trustee. Also includes 3,500 shares Dr. Read has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997. Dr. Read disclaims beneficial ownership of the shares held by the Trusts.

 (4) Includes 26,000 shares acquired pursuant to an early exercise of stock options, of which 17,680 will be subject to repurchase by the Company 60 days from July 18, 1997. Also includes 15,930 shares Dr. Bryant has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

 (5) Includes 26,000 shares acquired pursuant to an early exercise of stock options, of which 17,680 will be subject to repurchase by the Company 60 days from July 18, 1997. Also includes 9,910 shares Dr. Jegede has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

 (6) Includes 16,000 shares acquired pursuant to an early exercise of stock options, of which 5,600 will be subject to repurchase by the Company 60 days from July 18, 1997. Also includes 49,973 shares Dr. Kallmeyer has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

 (7) Represents 14,900 shares Dr. Mendelman has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

 (8) Includes 40,000 shares acquired pursuant to an early exercise of stock options, 27,200 which will be subject to repurchase by the Company 60 days from July 18, 1997. Also includes 2,100 shares Dr. Patzer has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

 (9) Includes 7,924 shares held by Institutional Venture Management V, of which Mr. Dennis, a director of the Company is a general partner. Mr. Dennis disclaims beneficial ownership of the shares held by Institutional Venture Management V, except to the extent of his pecuniary interests therein.

(10) Includes 390,600 shares held by Accel IV, L.P., 74,666 shares held by Accel Japan, L.P., 17,266 shares held by Accel Investors '93, L.P., and 8,400 shares held by Accel Keiretsu, L.P. Mr. Klingenstein, a director of the Company is a general partner of Accel Partners. Mr. Klingenstein disclaims beneficial ownership of the shares held by Accel IV, L.P., Accel Japan, L.P., Accel Investors '93, L.P., and Accel Keiretsu, L.P., except to the extent of his pecuniary interests therein.

(11) Includes 3,000 shares Dr. Roizman has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

(12) Includes 2,000 shares held by Peter F. Carpenter and Jane Elizabeth Carpenter Trustees of the Carpenter 1983 Family Trust and 1,600 shares held by Peter Frederick and Jane Elizabeth Carpenter Trustees of the Carpenter 1985 Irrevocable Trust. Also includes 14,996 shares Dr. Shaw has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

(13) Includes 5,000 shares Dr. Strand has the right to acquire pursuant to options exercisable within 60 days of July 18, 1997.

(14) Includes 498,856 shares held by entities affiliated with certain directors of the Company as described in footnotes 2 and 4 above and 119,309 shares subject to options exercisable within 60 days of July 18, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been incorporated by reference in the Company's Registration Statement, of which this Prospectus is a part.

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.001 and 5,000,000 shares of Preferred Stock, par value $0.001.

COMMON STOCK

  Upon completion of this offering, based on the number of shares outstanding on June 30, 1997, there will be 15,637,880 shares of Common Stock outstanding (plus up to 125,923 shares that may be issued upon exercise of outstanding warrants). The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

  Subject to preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of the Company, which could have a depressive effect on the market price of the Company's Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

  In February 1993, the Company entered into an agreement with The Mount Sinai School of Medicine of the City University of New York ("Mount Sinai"), under which Mount Sinai transferred to the Company rights to certain patents, patent applications, and associated know-how and other technical information. Mount Sinai also granted the Company (i) an option to acquire any improvements to the inventions disclosed in the licensed patents and patent applications thereafter developed by Mount Sinai and (ii) a right of first negotiation for a license or assignment to certain related technology. In connection with these agreements, the Company issued to Mount Sinai warrants (the "Mount Sinai Warrants") to purchase, in the aggregate, up to 45,000 shares of Common Stock. Each Mount Sinai Warrant is exercisable for a period of five years commencing upon the occurrence of specified milestone events. Warrants to purchase 9,000 shares are exercisable at a per share exercise price of $4.50. Warrants to purchase 29,750 shares became exercisable upon the effective date of the Company's initial public offering, at a per share exercise price of $10.00. Warrants to purchase the remaining 6,250 shares are not exercisable and terminated automatically on the effective date of the Company's initial public offering, according to their terms. In 1996, Warrants to purchase 3,124 Shares of Common Stock were distributed by Mount Sinai to certain inventors of the relevant technology, of which 1,874 were exercised on July 30, 1997. See "Business -- Collaborative Agreements -- The Mount Sinai School of Medicine of the City University of New York."

  In connection with an agreement entered into in February 1995 with the University of Michigan ("Michigan"), under which Michigan transferred to the Company certain intellectual property rights and technology (the "Michigan Technology"), the Company agreed to issue to Michigan a warrant (the "Michigan Warrant") to purchase shares of its Common Stock upon the first commercial sale of a product incorporating the Michigan Technology, for a number of shares equal to 1.25% of the total issued and outstanding shares of the Company's Common Stock as of the date of such first commercial sale (excluding shares of the Company's Common Stock issued by the Company in connection with its acquisition of another company, in connection with any corporate partnering transaction, issued in connection with other technology transfers not involving the Michigan Technology, or unvested employee or director option shares), at a per share exercise price of $10.00. See "Business -- Collaborative Agreements -- University of Michigan."

  In connection with a private placement of Series C Preferred Stock, the Company issued to the placement agent a warrant to purchase 70,507 shares of its Common Stock at a per share exercise price of $8.10, exercisable at any time through November 9, 2000, which was exercised on July 28, 1997.

  In January 1997, the Company issued to Cooley Godward LLP a warrant to purchase 16,666 shares of its Common Stock at an exercise price of $2.00 per share, exercisable at any time through January 24, 2000, in lieu of payment of a portion of legal fees.

REGISTRATION RIGHTS

  The holders (or their permitted transferees) ("Holders") of approximately 5,726,764 shares of Common Stock and warrants to purchase approximately 36,876 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein. Certain of the Holders may require the Company at its expense on not more than two occasions at any time beginning approximately six months from the date of this Prospectus to file a Registration Statement under the Securities Act, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. The Holders may require the Company at its expense to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. In addition, the Company is obligated to register 1,714,286 shares of Common Stock sold in a private placement transaction for resale as soon as reasonably practicable after November 5, 1997.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Company's Certificate of Incorporation provides that each director will serve for a three-year term, with approximately one-third of the directors to be elected annually. Candidates for director may be nominated only by the Board of Directors or by a stockholder who gives written notice to the Company no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The number of authorized directors of the Company may be determined from time to time to pursuant to a resolution of the Board. Currently the Board consists of six members. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. The Certificate does not provide for cumulative voting at stockholder meetings for election of directors. As a result, stockholders controlling more than 50% of the outstanding Common Stock can elect the entire Board of Directors, while stockholders controlling 49% of the outstanding Common Stock may not be able to elect any directors. A director may be removed from office only for cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

  The Company's Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. The Company's Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. See "Management -- Directors and Executive Officers." Delaware Law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company, which could have a depressive effect on the market price of the Company's Common Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Company's Certificate of Incorporation contains certain provisions permitted under Delaware Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a directors liability under federal securities laws. The Company's Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT

  The transfer agent for the Common Stock of the Company is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Further sales of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  Upon completion of this offering, based on the number of shares outstanding as of June 30, 1997, the Company will have outstanding an aggregate of 15,637,880 shares of Common Stock assuming (i) the issuance by the Company of 2,400,000 shares of Common Stock offered hereby, (ii) no issuance of 125,923 shares of Common Stock relating to outstanding warrants to purchase Common Stock, (iii) no exercise of outstanding options exercisable to purchase 259,632 shares of Common Stock and (iv) no exercise of the Underwriters' over allotment option to purchase 360,000 shares of Common Stock. Of such shares outstanding, approximately 11,019,224 shares, including the 2,400,000 shares offered hereby, will be freely tradable without restriction or further registration under the Securities Act, except for shares subject to agreements not to sell or purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining approximately 4,618,656 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144, and may be sold under Rule 144 subject to the holding period, volume limitations and other restrictions under Rule 144. As a result of lock-up agreements between certain securityholders and the representatives of the Underwriters as described below, approximately 1,811,754 shares and 2,314,286 shares of the Company's restricted Common Stock may not be sold for a period of 90 days and 30 days, respectively, from the date of this Prospectus.

  Each officer and director and certain stockholders of the Company have agreed with the representatives of the Underwriters for 90 days (in the case of officers, directors and a certain stockholder) or 30 days (in the case of certain other stockholders) after the effective date of this Prospectus (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company. However, Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the Company has agreed that during the 90-day Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 156,378 shares outstanding immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of the Company, such stockholder's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

  The Company sold 1,714,286 shares of Common Stock in a private placement transaction in March 1997. The Company is obligated to register those shares for resale as soon as reasonably practical after November 5, 1997.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives Robertson, Stephens & Company LLC, Bear, Stearns & Co. Inc., and Hambrecht & Quist LLC (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                                       NUMBER OF
                                 UNDERWRITER                            SHARES
                                 -----------                           ---------
      Robertson, Stephens & Company LLC...............................   784,000
      Bear, Stearns & Co. Inc.........................................   588,000
      Hambrecht & Quist LLC...........................................   588,000
      Morgan Stanley & Co. Incorporated...............................   100,000
      Raymond James & Associates, Inc. ...............................   100,000
      Genesis Merchant Group Securities...............................    80,000
      Gerard Klauer Mattison & Co., LLC...............................    80,000
      Sands Brothers & Co., Ltd. .....................................    80,000
                                                                       ---------
          Total....................................................... 2,400,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.92 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 360,000 additional shares of Common Stock at the same price per share as the Company will receive for the 2,400,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,400,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,400,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

  Each executive officer and director and certain other stockholders of the Company have agreed with the Representatives for the Lock-Up Period not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders for with respect to which they have or hereinafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. However, Robertson, Stephens & Company LLC may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. Approximately 1,811,754 shares and 3,314,286 shares of the Company's Common Stock are subject to the lock-up agreements for a period of 90 days and 30 days, respectively, from the date of this Prospectus. In addition, the Company has agreed that during the 90-day Lock-Up Period, it will not, without the period written consent or Robertson, Stephens & Company LLC, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, other than the issuance of Common Stock upon the exercise of outstanding options and warrants and under the Company's existing employee stock purchase plan, the Company's issuance of options under existing employee stock option plans and certain other conditions. See "Shares Eligible For Future Sale."

  The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. GC&H Investments, an entity affiliated with Cooley Godward LLP, beneficially owns 56 shares of the Company's Common Stock. Cooley Godward LLP possesses a warrant for 16,666 shares of the Company's Common Stock. Certain attorneys at Cooley Godward LLP who have performed services for the Company own an aggregate of 1,780 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                    EXPERTS

  The financial statements of Aviron as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  A Registration Statement on Form S-1 relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Audited Financial Statements
  Balance Sheets........................................................... F-3
  Statements of Operations................................................. F-4
  Statement of Stockholders' Equity........................................ F-5
  Statements of Cash Flows................................................. F-6
  Notes to Financial Statements............................................ F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Aviron

  We have audited the accompanying balance sheets of Aviron as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviron at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Palo Alto, California
February 14, 1997

                                     AVIRON

                                 BALANCE SHEETS
                     (in thousands, except per share data)

                                                  DECEMBER 31,
                                                ------------------   JUNE 30,
                                                  1995      1996       1997
                                                --------  --------  -----------
                                                                    (unaudited)
                                   ASSETS
Current Assets:
  Cash and cash equivalents.................... $ 11,532  $ 12,166   $ 13,305
  Short-term investments.......................    6,287     5,706      9,021
  Accounts receivable..........................       --       500        424
  Prepaid expenses and other current assets....      679       813        807
                                                --------  --------   --------
    Total Current Assets.......................   18,498    19,185     23,557
Property and equipment, net....................    1,275     2,319      2,214
Deposits and other assets......................      105        88        224
                                                --------  --------   --------
    Total Assets............................... $ 19,878  $ 21,592   $ 25,995
                                                ========  ========   ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable............................. $    312  $    695   $  1,115
  Accrued compensation.........................      130       138        173
  Accrued clinical trial costs.................      545       752        430
  Accrued offering costs.......................       --       474         --
  Deferred revenue.............................      208        --         --
  Accrued expenses and other liabilities.......      108       143         70
  Current portion of capital lease
   obligations.................................      420       572        527
                                                --------  --------   --------
Total Current Liabilities......................    1,723     2,774      2,315
Capital lease obligations, noncurrent..........      618       871        737
Commitments
Stockholders' Equity:
  Preferred stock, $0.001 par value; 43,000,000
   shares authorized at December 31, 1995;
   5,000,000 shares authorized at December 31,
   1996 and June 30, 1997, respectively;
   issuable in series; 39,031,971 issued and
   outstanding at December 31, 1995; none
   issued and outstanding at December 31, 1996
   and June 30, 1997...........................   39,844        --         --
  Common stock, $0.001 par value; 53,000,000
   shares authorized at December 31, 1995;
   30,000,000 shares authorized at December 31,
   1996 and June 30, 1997; 758,306, 11,452,033
   and 13,237,880 shares issued and outstanding
   at December 31, 1995 and 1996, and June 30,
   1997, respectively..........................      317        11         13
  Additional paid-in capital...................       --    59,127     74,511
  Notes receivable from stockholders...........       --      (157)      (135)
  Deferred compensation........................     (180)   (1,099)      (890)
  Accumulated deficit..........................  (22,444)  (39,935)   (50,556)
                                                --------  --------   --------
Total Stockholders' Equity.....................   17,537    17,947     22,943
                                                --------  --------   --------
Total Liabilities and Stockholders' Equity..... $ 19,878  $ 21,592   $ 25,995
                                                ========  ========   ========

                            See accompanying notes.

                                     AVIRON

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                       YEAR ENDED            SIX MONTHS ENDED
                                      DECEMBER 31,               JUNE 30,
                                ---------------------------  -----------------
                                 1994      1995      1996     1996      1997
                                -------  --------  --------  -------  --------
                                                                (unaudited)
Revenues:
 License revenue..............  $    --  $  1,500  $     --  $    --  $     --
 Contract revenue.............       --       207     1,625      375       414
                                -------  --------  --------  -------  --------
Total revenue.................       --     1,707     1,625      375       414
Operating expenses:
 Research and development.....    4,216    10,220    14,997    6,333     8,897
 General and administrative...    2,493     3,252     4,595    2,275     2,621
                                -------  --------  --------  -------  --------
Total operating expenses......    6,709    13,472    19,592    8,608    11,518
                                -------  --------  --------  -------  --------
Loss from operations..........   (6,709)  (11,765)  (17,967)  (8,233)  (11,104)
Other income/(expense):
 Interest income..............      306       520       658      398       577
 Interest expense.............      (99)     (158)     (192)     (80)      (98)
                                -------  --------  --------  -------  --------
Total other income, net.......      207       362       466      318       479
                                -------  --------  --------  -------  --------
Net Loss......................  $(6,502) $(11,403) $(17,501) $(7,915) $(10,625)
                                =======  ========  ========  =======  ========
Net loss per share............                                        $  (0.86)
                                                                      ========
Shares used in computing net
 loss per share...............                                          12,384
Pro forma net loss per share..           $  (1.24) $  (1.84) $ (0.86)
                                         ========  ========  =======
Shares used in calculating pro
 forma net loss per share.....              9,165     9,528    9,205


                            See accompanying notes.

                                    AVIRON

                       STATEMENT OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)



                      PREFERRED STOCK       COMMON STOCK    ADDITIONAL                                         TOTAL
                    --------------------  -----------------  PAID-IN     NOTES      DEFERRED   ACCUMULATED STOCKHOLDERS'
                      SHARES     AMOUNT     SHARES   AMOUNT  CAPITAL   RECEIVABLE COMPENSATION   DEFICIT      EQUITY
                    -----------  -------  ---------- ------ ---------- ---------- ------------ ----------- -------------
BALANCE AT
 DECEMBER 31,
 1993.............   21,666,667  $17,406     685,550  $ 13        --        --           --     $ (4,525)    $ 12,894
Exercise of stock
 options..........           --       --       9,864     3        --        --           --           --            3
Net unrealized
 loss on
 available-for-
 sale
 investments......                                                                                   (33)         (33)
Net loss..........           --       --          --    --        --        --           --       (6,502)      (6,502)
                    -----------  -------  ----------  ----   -------     -----       ------     --------     --------
BALANCE AT
 DECEMBER 31,
 1994.............   21,666,667   17,406     695,414    16        --        --           --      (11,060)       6,362
Issuance of Series
 B convertible
 preferred stock
 at $1.20 per
 share for certain
 in-process
 technology.......    1,323,734    1,588          --    --        --        --           --           --        1,588
Issuance of Series
 C convertible
 preferred stock
 at $1.35 per
 share net of
 issuance costs of
 $807.............   16,041,570   20,850          --    --        --        --           --           --       20,850
Exercise of stock
 options..........           --       --      62,892    31        --        --           --           --           31
Deferred
 compensation
 related to the
 grant of certain
 stock options....           --       --          --   270        --        --         (270)          --           --
Amortization of
 deferred
 compensation.....           --       --          --    --        --        --           90           --           90
Change in net
 unrealized loss
 on available-for-
 sale
 investments......           --       --          --    --        --        --           --           19           19
Net loss..........           --       --          --    --        --        --           --      (11,403)     (11,403)
                    -----------  -------  ----------  ----   -------     -----       ------     --------     --------
BALANCE AT
 DECEMBER 31,
 1995.............   39,031,971   39,844     758,306   317        --        --         (180)     (22,444)      17,537
Issuance of Series
 C convertible
 preferred stock
 at $1.35 per
 share............      136,326      184          --    --        --        --           --           --          184
Conversion of
 preferred stock
 to common stock
 in conjunction
 with Initial
 Public Offering..  (39,168,297) (40,028)  7,833,633  (309)   40,337        --           --           --           --
Issuance of common
 stock in Initial
 Public Offering
 net of offering
 costs of $2,319..           --       --   2,152,800     2    14,902                                           14,904
Issuance of common
 stock in private
 placement........           --       --     239,200    --     1,914        --           --           --        1,914
Exercise of stock
 options and
 warrants, net of
 cancellations....           --       --     468,094     1       335      (262)          48           --          122
Forgiveness of
 notes receivable
 from
 stockholders.....           --       --          --    --        --       105           --           --          105
Deferred
 compensation
 related to the
 grant of certain
 stock options....           --       --          --    --     1,639        --       (1,639)          --           --
Amortization of
 deferred
 compensation.....           --       --          --    --        --        --          672           --          672
Change in net
 unrealized loss
 on available-for-
 sale
 investments......           --       --          --    --        --        --           --           10           10
Net loss..........           --       --                                    --           --      (17,501)     (17,501)
                    -----------  -------  ----------  ----   -------     -----       ------     --------     --------
BALANCE AT
 DECEMBER 31,
 1996.............           --       --  11,452,033    11    59,127      (157)      (1,099)     (39,935)      17,947
Issuance of common
 stock in private
 placement, net of
 offering costs of
 $59 (unaudited)..           --       --   1,714,286     2    14,939        --           --           --       14,941
Exercise of stock
 options and
 purchase of
 shares through
 employee stock
 purchase plan,
 net of
 repurchases
 (unaudited)......                            71,561    --       220        --           --           --          220
Deferred
 compensation
 recorded relating
 to stock options
 granted to
 consultants
 (unaudited)......           --       --          --    --       125        --         (125)          --           --
Issuance of
 warrants in lieu
 of a cash payment
 for services
 rendered
 (unaudited)......           --       --          --    --       100        --           --           --          100
Amortization of
 deferred
 compensation
 (unaudited)......           --       --          --    --        --        --          334           --          334
Change in net
 unrealized loss
 on available-for-
 sale investments
 (unaudited)......           --       --          --    --        --        --           --            4            4
Forgiveness of
 note receivable
 (unaudited)......           --       --          --    --        --        22           --           --           22
Net loss
 (unaudited)......           --       --          --    --        --        --           --      (10,625)     (10,625)
                    -----------  -------  ----------  ----   -------     -----       ------     --------     --------
BALANCE AT JUNE
 30, 1997
 (UNAUDITED)......           --       --  13,237,880  $ 13   $74,511     $(135)      $ (890)    $(50,556)    $ 22,943
                    ===========  =======  ==========  ====   =======     =====       ======     ========     ========

                            See accompanying notes.

                                     AVIRON

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                              SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,         JUNE 30,
                                 ---------------------------  -----------------
                                  1994      1995      1996     1996      1997
                                 -------  --------  --------  -------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
 Net loss......................  $(6,502) $(11,403) $(17,501) $(7,915) $(10,625)
 Adjustment to reconcile net
  loss to net cash used in
  operating activities:
  Depreciation and
   amortization................      416       544       541      240       313
  Acquired technology and
   patent rights...............       --     1,588        --       --        --
  Amortization of deferred
   compensation................       --        90       672      248       334
 Changes in assets and
  liabilities:
  Accounts receivable..........       --        --      (500)      --        76
  Prepaid expenses and other
   current assets..............      (46)     (574)     (134)    (191)        6
  Deposits and other assets....       (4)      (86)       17       13      (136)
  Accounts payable.............      (39)      211       383      (75)      442
  Accrued expenses and other
   liabilities.................       96       514       724      250      (734)
  Deferred revenue.............       --       208      (208)      42        --
                                 -------  --------  --------  -------  --------
   Net cash used in operating
    activities.................   (6,079)   (8,908)  (16,006)  (7,388)  (10,324)
                                 -------  --------  --------  -------  --------
Cash flows from investing
 activities:
 Purchases of short-term
  investments..................   (9,755)   (9,493)  (10,342)  (5,281)   (9,534)
 Maturities of short-term
  investments..................   11,579     8,722    10,933    7,076     6,223
 Expenditures for property and
  equipment....................     (260)     (238)     (651)    (509)      (56)
                                 -------  --------  --------  -------  --------
   Net cash provided by (used
    in) investing activities...    1,564    (1,009)      (60)   1,286    (3,367)
                                 -------  --------  --------  -------  --------
Cash flows from financing
 activities:
 Proceeds from capital lease
  line of credit...............      620        --        --       --        --
 Principal payments on capital
  lease obligation.............     (212)     (384)     (528)    (264)     (331)
 Proceeds from issuance of:
  Series C convertible
   preferred stock.............       --    20,850       184      184        --
  Common stock, net............        3        31    17,044      189    15,161
                                 -------  --------  --------  -------  --------
   Net cash provided by
    financing activities.......      411    20,497    16,700      109    14,830
                                 -------  --------  --------  -------  --------
Net increase/(decrease) in cash
 and cash equivalents..........   (4,104)   10,580       634   (5,993)    1,139
Cash and cash equivalents at
 beginning of period...........    5,056       952    11,532   11,532    12,166
                                 -------  --------  --------  -------  --------
Cash and cash equivalents at
 end of period.................  $   952  $ 11,532  $ 12,166  $ 5,539  $ 13,305
                                 =======  ========  ========  =======  ========
Supplemental schedule of non-
 cash financing and investing
 activities:
 Issuance of common stock for
  certain technology and patent
  rights.......................  $    --  $  1,588  $     --  $    --  $     --
 Forgiveness of notes
  receivable ..................       --        --       105       --        22
 Equipment acquired under line
  of credit ...................      648       365       933      758       152
 Deferred compensation related
  to grant of certain stock
  options, less cancellations..       --       270     1,591    1,199       125
 Warrant issued in lieu of
  payment for services ........       --        --        --       --       100
 Common stock issued in
  exchange for notes
  receivable, less
  cancellations................       --        --       262      262        --

                            See accompanying notes.

                                    AVIRON

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Business

  Aviron (the "Company") was incorporated in the State of California on April 15, 1992 and was reincorporated in the State of Delaware in November 1996. The Company was organized to develop and commercialize cost-effective forms of disease prevention and treatment based on innovative vaccine technology. Prior to October 1995, the Company was considered to be in the development stage.

  The Company anticipates working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete, and may ultimately be unsuccessful. Therefore, the Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approvals and build production, sales and marketing capabilities, as necessary. Management believes sufficient capital is available to achieve planned business objectives including supporting preclinical development and clinical testing, through at least 1997. For periods thereafter, the Company intends to raise additional capital through the issuance of equity or debt securities or through additional alliances with corporate partners. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

 Interim Financial Information

  The financial information at June 30, 1997, for the six months ended June 30, 1996 and 1997 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and of the operating results and cash flows for those periods. Results of the 1997 period are not necessarily indicative of results expected for the entire year.

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents include $5,181,000, $4,668,000 and $4,163,000 in money market funds at December 31,
1995 and 1996 and June 30, 1997, respectively.

 Short-Term Investments

  The Company's entire short-term investment portfolio is currently classified as available-for-sale and is carried at fair value based on quoted market prices with the unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)

income. Realized gains or losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method. The Company has not experienced any significant realized gains or losses on its investments.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the term of the lease.

 Revenue Recognition

  Collaborative research revenue earned is based on research expenses incurred. Amounts received in advance of services to be performed are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period earned.

 Stock Compensation

  The Company accounts for stock options granted to employees using the intrinsic-value method and thus recognizes no compensation expense for options granted with exercise prices equal to the fair value of the Company's common stock on the date of the grant.

 Net Loss per Share

  Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning 12 months prior to the initial filing of the proposed public offering at prices substantially below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock). Net loss per share calculated on this basis for periods prior to the Company's initial public offering is as follows:

                                YEARS ENDED DECEMBER 31,
                              -------------------------------  SIX MONTHS ENDED
                                1994       1995       1996       JUNE 30, 1996
                              ---------  ---------  ---------  ----------------
   Net loss per share.......  $   (1.41) $   (2.48) $   (3.29)    $   (1.72)
   Shares used in
    calculating net loss per
    share...................  4,597,207  4,607,021  5,312,826     4,607,253

  The pro forma net loss per share has been computed as described above and also gives effect to the conversion of convertible preferred shares that occurred automatically upon completion of the Company's initial public offering from the original date of issuance.

 Reverse Stock Split

  In May 1996, the Company filed restated Articles of Incorporation in California to effect a one-for-five reverse stock split of all outstanding shares of common stock, common stock options and warrants. The conversion ratio of all outstanding shares of convertible preferred stock were adjusted such that each preferred share converted into .20 shares of common stock. All common share and per share data in the accompanying financial statements has been adjusted retroactively to give effect to the reverse stock split.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


2. LICENSE AGREEMENTS

 ARCH Development Corporation

  On July 1, 1992, the Company entered into an exclusive license agreement with ARCH Development Corporation ("ARCH") to acquire the rights to use or sublicense certain technology and make, use or sell certain licensed products. The agreement calls for the Company to make certain payments to ARCH totaling as much as $2.6 million as certain milestones are met. No benchmark payments were made or were due through 1996. If commercialization is achieved, the Company will be required to pay ARCH royalties based on net sales of the licensed products. Further, if the Company were to sublicense the technology, it would be required to pay ARCH royalties on net sales of the sublicensee and, under certain circumstances, up to 50% of the License fee paid by the sublicensee. In conjunction with this license agreement, the Company sold 40,000 shares of common stock to ARCH at $0.005 per share in 1992. Subsequent to this agreement, affiliates of ARCH purchased shares of the Company's Series A, B and C preferred stock, which were automatically converted to 222,799 shares of common stock upon the closing of the Company's initial public offering.

 The Mount Sinai School of Medicine

  In 1993, the Company entered into a technology transfer agreement with The Mount Sinai School of Medicine of the City University of New York ("Mount Sinai") to acquire certain patent rights and technical information. Pursuant to the agreement, the Company issued to Mount Sinai 35,000 shares of common stock which resulted in a charge to research and development expense of $8,750, and warrants to purchase, in the aggregate, 225,000 shares of Series A preferred stock. The warrants become exercisable upon the occurrence of specific milestones and expire five years from such date or on the day preceeding the sale of the Company. Upon the closing of the Company's initial public offering, warrants previously exercisable for 45,000 shares of Series A preferred stock became exercisable for 9,000 shares of common stock at $4.50 per share. Upon the closing of the initial public offering, warrants covering an additional 148,750 shares of Series A preferred stock became exercisable for 29,750 shares of common stock at $10.00 per share. The remaining warrants were canceled. The Company is also required to reimburse Mount Sinai for costs incurred in connection with the maintenance and protection of certain patents.

 University of Michigan

  In February 1995, the Company signed a license agreement with the University of Michigan. The license agreement gives the Company a worldwide license to the University of Michigan's inventions and discoveries related to a cold adapted influenza vaccine, including the ability to develop, use, sublicense, manufacture and sell products and processes claimed in the patent rights. Under the arrangement, the Company paid the University of Michigan and expensed a $100,000 fee and issued shares of Series B preferred stock which converted into 264,746 shares of common stock upon the closing of the Company's initial public offering, resulting in a charge to research and development expense of $1,588,481. Upon commercialization of the vaccine product, the license agreement provides that the Company will pay royalties based on net revenues as well as issuing warrants to purchase 1.25% of the Company's then total outstanding common stock at an exercise price equal to $10.00 per share. The warrant will be exercisable for five years after its issuance date. In conjunction with the license agreement, the Company signed a research agreement with the University of Michigan which obligates the Company to fund approximately $530,000 of specific research projects. As of December 31, 1996, the Company had funded $441,000 for research under this agreement. The Company had also paid the University of Michigan $110,000 for other research services.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


 NeuroVir Research, Inc.

  In July 1996, the Company licensed certain of its patent rights covering or relating to the use of HSV-2 for treatment of cancer and for gene therapy, but excluding use of vaccines, to NeuroVir Research, Inc. ("NeuroVir"), a private Canadian corporation. In exchange, the Company received 458,334 shares of common stock, 3,208,332 shares of preferred stock and a warrant to purchase 1,000,000 share of common stock. At December 31, 1996, the Company owned 27% of NeuroVir's outstanding capital stock. The Company's investment has a carrying value of zero and Aviron is under no obligation to provide any funding to NeuroVir. As no market exists for NeuroVir's capital stock, it is not practicable to determine the fair value of shares held by the Company.

3. DEVELOPMENT AGREEMENTS

 SmithKline Beecham Biologicals S.A.

  In October 1995, the Company signed an agreement with SmithKline Beecham Biologicals S.A. ("SmithKline Beecham") which grants SmithKline Beecham exclusive worldwide (excluding South and North Korea) rights to produce and market any prophylactic and therapeutic Epstein-Barr Virus ("EBV") vaccines under the Company's patents. Under the Agreement, SmithKline Beecham paid the Company a $1,500,000 nonrefundable licensing fee which was recognized as revenue in 1995 and is required to make additional benchmark payments as certain milestones are met. Upon commercialization, SmithKline Beecham will pay the Company a royalty based on net sales (by country). In conjunction with the licensing rights, SmithKline Beecham will fund the Company's development of the EBV vaccine for a minimum of two years based on approved budgeted amounts. For the years ended December 31, 1995 and 1996, the Company recognized $125,000 and $1,625,000 respectively of development revenue pursuant to the agreement. Research costs incurred in 1995 and 1996 under this arrangement approximated development revenue recognized.

 Sang-A Pharm. Co., Ltd.

  In May 1995, the Company signed a development and licensing agreement with Sang-A Pharm. Co., Ltd. ("Sang-A"), a Korean pharmaceutical company. The agreement covers a wide range of vaccine products and grants Sang-A the exclusive rights and licenses to such products in South and North Korea ("Korea"). Under the terms of the agreement, Sang-A will conduct all clinical development work necessary for approval in Korea at its expense, and is required to make payments based on certain milestones and, upon commercialization of each product, to pay royalties based on net revenues. The agreement also gives Sang-A the first right of refusal to supply a percentage of Aviron's products in selected countries.

  In connection with this agreement, Sang-A purchased shares of Series C preferred stock which converted into 853,096 shares of common stock upon the closing of the Company's initial public offering. In connection with the initial public offering, Sang-A purchased an additional 239,200 shares of common stock.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


4. INVESTMENTS

  At December 31, 1995 and 1996, the Company's short-term investments consisted of the following debt securities, all of which had maturities of one year or less (in thousands) and are classified as available for sale:

                                                  GROSS      GROSS    ESTIMATED
                                                UNREALIZED UNREALIZED   FAIR
                                         COST     GAINS      LOSSES     VALUE
                                        ------- ---------- ---------- ---------
As of December 31, 1995:
  U.S. Treasury securities and
   obligations of U.S. government
   agencies............................ $ 1,025    $ 2        $ (4)    $ 1,023
  U.S. corporate commercial paper......   3,705     --          --       3,705
  U.S. corporate obligations...........   1,571     --         (12)      1,559
                                        -------    ---        ----     -------
                                        $ 6,301    $ 2        $(16)    $ 6,287
                                        =======    ===        ====     =======
As of December 31, 1996:
  U.S. Municipal Bonds................. $   999    $--        $ --     $   999
  U.S. government agency obligation....   1,001     --          --       1,001
  U.S. corporate commercial paper......   8,087     --          (2)      8,085
  U.S. corporate obligations...........   2,001      1          --       2,002
  Foreign Government Securities........     933                 (3)        930
                                        -------    ---        ----     -------
                                        $13,021    $ 1        $ (5)    $13,017
                                        =======    ===        ====     =======

  Included in the above table as of December 31, 1996 are U.S. corporate obligations, commercial paper and U.S. government agency obligations with a fair value of $7,311,000 which are classified as cash equivalents in the accompanying balance sheet.

5. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                                 DECEMBER 31
                                                                ---------------
                                                                 1995     1996
                                                                -------  ------
   Laboratory equipment........................................ $ 1,512  $1,984
   Computer equipment..........................................     323     459
   Office equipment............................................      90     157
   Leasehold improvements......................................      62     971
                                                                -------  ------
                                                                $ 1,987  $3,571
   Less accumulated depreciation and amortization..............    (712) (1,252)
                                                                -------  ------
                                                                $ 1,275  $2,319
                                                                =======  ======

6. LEASE ARRANGEMENTS

  In April 1994, the Company entered into a lease line of credit that bears interest based on an average of the three-year and five-year indices of U.S. Treasury bonds (14% at December 31, 1996). Outstanding balances under the line are secured by the related equipment purchased. On June 30, 1997 the lease line was increased by $350,000. The extension will expire January 31, 1998. At December 31, 1996, $194,000 of the line was available.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


  In connection with this financing arrangement, the Company issued warrants to purchase shares of the Company's Series B preferred stock. These warrants were exercised in exchange for 34,513 shares of common stock prior to the initial public offering of the Company's common stock.

  Included in property and equipment at December 31, 1995 and 1996 are assets with a cost of $1,826,000 and $2,806,000, respectively, and accumulated amortization of $689,000 and $1,106,000, respectively, which have been financed pursuant to the lease line of credit.

  The Company has entered into an operating lease agreement for office and research facilities which expires in 2005 and includes an option allowing the Company to extend the lease for two additional five-year terms. The agreement requires the Company to pay operating costs, including property taxes, utilities, insurance and maintenance. Rent expense for the year ended December 31, 1994, 1995 and 1996 was $168,000, $413,000, and $728,000, respectively.

  At December 31, 1996, the Company's aggregate commitments under such arrangements are as follows (in thousands):

                                                         CAPITAL LEASE OPERATING
                                                          OBLIGATIONS    LEASE
                                                         ------------- ---------
   Years ending December 31,
     1997...............................................    $  735      $  866
     1998...............................................       536         919
     1999...............................................       406         924
     2000...............................................        61         950
     2001...............................................        --         961
     Thereafter.........................................        --       3,949
                                                            ------      ------
                                                             1,738      $8,569
   Less amounts representing interest...................      (295)
                                                            ------
                                                             1,443
   Less current portion.................................      (572)
                                                            ------
                                                             $ 871
                                                            ======

7. STOCKHOLDERS' EQUITY

 Common Stock

  During June and July 1992, 648,000 shares of common stock were issued to the Company's founders, consultants and a licensor of technology at $0.005 per share. These shares are subject to certain transfer restrictions. Certain of these shares, until vested, are subject to repurchase at $0.005 per share (adjusted to reflect any stock splits or stock dividends) on termination of employment. In addition, certain shares of common stock issued to members of management in 1995 and 1996 through exercises of stock options are subject to repurchase by the Company at $0.50-$2.50 per share. The above shares vest over periods specified by the Board of Directors. At December 31, 1995 and 1996, 101,700 and 186,220 shares remain subject to the Company's right of repurchase, respectively.

 Preferred Stock

  Concurrent with the closing of the Company's initial public offering in November 1996, all outstanding shares of preferred stock converted into 7,833,633 shares of common stock of the Company.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


 Warrants

  In November 1995, in conjunction with the private placement of Series C preferred stock, the Company issued to the placement agent warrants to purchase 352,536 shares of the Company's Series C preferred stock. These warrants have an exercise price of $1.62 per share and will expire in November 2000. As of the closing of the initial public offering of the Company's common stock, the warrant became exercisable for 70,507 shares of common stock with an exercise price of $8.10 per share. As of December 31, 1996, none of the warrants had been exercised.

  In addition to the warrants to purchase 38,750 shares of common stock issued to Mount Sinai (see Note 2), in December 1996, the Company's Board of Directors approved the issuance of a warrant to purchase 16,666 shares of common stock to the Company's attorneys, at an exercise price of $2.00 per share, in lieu of $100,000 of legal fees, which were included in accrued offering costs at December 31, 1996. The warrant was issued by the Company in January 1997. The Company has reserved shares of common stock for issuance upon exercise of these warrants.

 Stock Options

  On September 15, 1992, the board of directors adopted the 1992 Stock Option Plan (the "1992 Plan"). In March 1996, the Company amended and restated the 1992 Plan as the 1996 Equity Incentive Plan (the "1996 Plan"). Total shares of common stock reserved for future issuance under the 1996 Plan were increased to 1,750,000. The 1996 Plan provides for the grant of incentive and nonstatutory stock options to employees and consultants of the Company and became effective in November 1996 upon the closing of the initial public offering.

  In March 1996, the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") under which 200,000 shares of common stock are reserved for issuance pursuant to nonstatutory stock options. The Directors' Plan became effective upon the closing of the initial public offering. At December 31, 1996 and June 30, 1997, the Company had granted 13,775 options to directors at $7.00 per share in accordance with the terms of the Directors' Plan. The Directors' Plan and the 1996 Plan are hereinafter collectively referred to as the "Company's Plans".

  The Company's Plans have 1,147,977 and 910,801 shares available to grant options to employees and directors at December 31, 1996 and June 30, 1997, respectively. All options granted have 10 year terms and vest and become fully exercisable at the end of 50 months of continued employment.

  In addition, the Company has issued non-qualified stock options outside of the 1992 Plan.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


  A summary of the Company's stock option activity, and related information as follows:

                                                                                                      SIX MONTHS
                                               YEAR ENDED DECEMBER 31,                              ENDED JUNE 30,
                          --------------------------------------------------------------------- -----------------------
                                  1994                   1995                    1996                    1997
                          ---------------------- ---------------------- ----------------------- -----------------------
                                   WEIGHTED AVE.          WEIGHTED AVE.           WEIGHTED AVE.
                                     EXERCISE               EXERCISE                EXERCISE             WEIGHTED AVE.
                          OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS       PRICE     OPTIONS  EXERCISE PRICE
                          -------  ------------- -------  ------------- --------  ------------- -------  --------------
                                                                                                     (UNAUDITED)
Outstanding-beginning of
 year...................  337,917      $0.48     369,287      $0.50      613,038      $0.50     611,936      $ 1.60
Granted.................   71,230      $0.50     309,000      $0.67      640,080      $2.73     238,500      $10.01
Exercised...............   (9,864)     $0.25     (62,892)     $0.50     (452,781)     $1.13     (53,914)     $ 0.61
Forfeited...............  (29,996)     $0.37      (2,357)     $0.50     (188,401)     $2.97      (1,324)     $ 3.43
                          -------                -------                --------                -------
Outstanding-end of
 period.................  369,287      $0.50     613,038      $0.50      611,936      $1.60     795,198      $ 4.14
                          =======                =======                ========                =======
Exercisable at end of
 period.................                         347,893      $0.67      216,030      $0.59     259,632      $ 1.46
Weighted-average fair
 value of options
 granted during year....                          $ 0.29                  $ 1.38

  During the year ended December 31, 1996, officers of the Company exercised options granted outside the Company's Plans for 168,000 shares by signing promissory notes amounting to $310,000 which bear interest at 5.73% subject to the Company's right of repurchase which lapses over fifty months. In April 1996, due to an executive's termination, the Company repurchased 19,200 unvested common shares by canceling a promissory note amounting to $48,000.

  For certain options granted during 1995 and 1996, the Company recognized as deferred compensation the excess of the deemed value for financial reporting purposes of the common stock issuable upon the exercise of such options over the aggregate exercise price of such options. Total deferred compensation of $1,862,000 (less cancellations) recorded through December 31, 1996 is being amortized over the vesting period of such options on an accelerated basis. A portion of these options vested immediately upon grant. During the year ended December 31, 1996, the Company granted options (including options outside the Company's Plans) with exercise prices of $1.75 to $2.50 and recorded related deferred compensation of approximately $1,591,000.

  In August 1996, as a result of uncertainty about the Company's ability to complete its initial public offering as anticipated, the Board of Directors agreed to cancel all outstanding options which had been granted previously with exercise prices of $2.50 per share, and issue new options to these optionholders with exercise prices of $1.25 per share in exchange for a three month delay in the vesting of such options. As a result of this transaction, the Company recognized an additional $311,000 of deferred compensation for financial reporting purposes. For those employees who had early exercised their options at $2.50 per share in exchange for notes receivable, the Board of Directors agreed to forgive one-half of the notes receivable amount such that the effective exercise price for these options was $1.25 per share, and to reimburse such employees for any tax resulting from such forgiveness.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


  The options outstanding at December 31, 1996 have been segregated into three ranges for additional disclosure as follows:

                                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                              ----------------------------------------- ------------------------
                                                WEIGHTED-     WEIGHTED-    OPTIONS     WEIGHTED-
                                 OPTIONS         AVERAGE       AVERAGE    CURRENTLY     AVERAGE
                              OUTSTANDING AT    REMAINING     EXERCISE  EXERCISABLE AT EXERCISE
   RANGE OF EXERCISE PRICES   DEC. 31, 1996  CONTRACTUAL LIFE   PRICE   DEC. 31, 1996    PRICE
   ------------------------   -------------- ---------------- --------- -------------- ---------
   $0.25-$1.00.............      273,736           8.5          $0.46      186,448       $0.43
   $1.00-$5.00.............      267,475           9.8           1.25       28,094        1.25
   $5.00-$7.50.............       70,725           9.8           7.35        1,488        7.50

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net loss and net loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996; risk free interest rate of 6.07% for 1995 and 5.94% for 1996, volatility factors of the expected market price of the Company's common stock of .7327; no expected dividends and a weighted-average expected life of the option of 1.5 years from the vested date.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and the employee stock purchase plan.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for net loss per share information):

                                                              1995      1996
                                                            --------  --------
      Pro forma net loss................................... $(11,418) $(17,595)
      Pro forma net loss per share......................... $  (1.25) $  (1.91)

  Since Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflective until 1999.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


 Employee Stock Purchase Plan

  In March 1996, the Company also adopted the Employee Stock Purchase Plan (the "Purchase Plan"). A total of 250,000 shares of common stock are reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning or end of the applicable, offering period. The Purchase Plan became effective in November 1996 upon the closing of the initial public offering. No shares and 28,447 shares had been issued under the Purchase Plan at December 31, 1996 and June 30, 1997, respectively.

8. INCOME TAXES

  As of December 31, 1996, the Company had a federal net operating loss carryforward of approximately $37,700,000. The net operating loss carryforward will expire at various dates beginning from 2007 through 2011, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "ownership change" provisions of the Internal Revenue Code of 1986.

  Significant components of the Company's deferred tax assets as of December 31 are as follows (in thousands):

                                                               1995      1996
                                                              -------  --------
   Net operating loss carryforward........................... $ 7,100  $ 13,200
   Capitalized research and development expenses.............   1,060     1,100
   Research tax (expire 2007-2011) credit....................     550     1,100
   Other-Net.................................................     140       500
                                                              -------  --------
   Net deferred tax assets...................................   8,850    15,900
   Valuation allowance.......................................  (8,850)  (15,900)
                                                              -------  --------
                                                              $    --  $     --
                                                              =======  ========

  Because of the Company's lack of earnings history, the net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $2,600,000 and $4,450,000 in 1994 and 1995, respectively.

9. RELATED PARTY TRANSACTIONS

  In 1995, the Company made unsecured loans to officers totalling $100,000 which bear interest at 7.75% and are due in April 2000. As of December 31, 1996, the unpaid balance was $80,000.

  An officer of the Company is a shareholder in an investment advisory business which was paid a commission by the Company of approximately $334,000 during 1995 and earned an additional $115,000 commission as of December 31, 1996, both in connection with the Sang-A transaction (see Note 3). The officer received no direct compensation from the transaction.

                                    AVIRON

       (Information at June 30, 1997 and for the six-month periods ended
                     June 30, 1996 and 1997 is unaudited)


10. LITIGATION

  On July 1, 1996, Chiron Corporation ("Chiron") filed a complaint against the Company in San Mateo County, California, Superior Court, alleging that certain of Aviron's patent applications relating to its EBV program are based on Chiron proprietary information which was improperly conveyed to Aviron by a former Chiron employee, and that the Company has engaged in unfair competition. The complaint seeks unspecified monetary damages and seeks to impose a constructive trust, for Chiron's benefit, over the affected patent applications, an exclusive assignment by the Company to Chiron of such patent applications and an injunction against the Company from disclosing, using or applying such alleged proprietary information. A trial date has been set for November 1997. Aviron believes that the allegations in the Chiron complaint are without merit and intends to vigorously defend itself against such action. Aviron does not utilize the alleged Chiron proprietary information in any of its potential products currently under development. Even if Chiron were to prevail in this action, the Company believes that it is uncertain that a court would grant a constructive trust over the specified patent applications, which include many claims (including certain rights the Company licensed to SmithKline Beecham) not relating to the alleged Chiron proprietary technology. Were a court to grant a constructive trust over such patent applications, it could adversely impact the Company's agreement with SmithKline Beecham. There can be no assurance that Chiron will not ultimately prevail in this action or that it will not obtain the remedies it is seeking. In addition, the Company expects that the legal costs incurred in defending itself against this action could be substantial.

11. SUBSEQUENT EVENTS

  On July 24, 1997, the Board of Directors of the Company authorized the sale of up to 2,875,000 shares of common stock in a public offering.

  ARCH has asserted an interpretation of the financial terms of its agreement with the Company relating to the license by Aviron of its EBV technology to SmithKline Beecham which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under its agreement with SmithKline Beecham. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail could have a material adverse effect on the Company's business, financial condition or results of operations.

                              [LOGO OF AVIRON]